UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024

Commission File Number: 001-12610

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

Information Statement dated February 16, 2024

This Information Statement relates to the distribution (the “Spin-off”) by Grupo Televisa, S.A.B. (hereinafter, “Grupo Televisa” or “GTV”) of the shares of Ollamani, S.A.B. (hereinafter, “Ollamani” or the “Company”). Ollamani is a public company (sociedad anónima bursátil) under Mexican law, and its shares are registered with the National Securities Registry maintained by the Mexican National Banking and Securities Commission.

In connection with the Spin-off and pursuant to Mexican law, Grupo Televisa will distribute a total of (a) 340,621,798,257 shares, with no par value, of Ollamani, of which (i) 118,614,113,375 will be designated Series “A” ordinary registered shares with no par value (“Series “A” Shares”); (ii) 54,882,207,692 will be designated Series “B” ordinary registered shares with no par value (“Series “B” Shares”); (iii) 83,562,738,595 will be designated limited voting and present dividend registered shares, with no par value (“Series “D” Shares”); and (iv) 83,562,738,595 will be designated limited voting registered shares with no par value (“Series “L Shares”); and (b) a total of 119,375,000 Certificados de Participación Ordinarios (“CPOs”), issued by Nacional Financiera, S.N.C., Institución de Banca de Desarrollo, Dirección Fiduciaria (“Nafin”), as trustee of the CPO Trust, with each CPO representing (i) 500 Series “A” Shares of Ollamani; (ii) 440 Series “B” Shares of Ollamani; (iii) 700 Series “D” Shares of Ollamani; and (iv) 700 Series “L” Shares of Ollamani.

This Information Statement is being furnished to you as a stockholder of Grupo Televisa. On the Distribution Date (as defined below), each holder of Grupo Televisa’s capital stock as of the Share Record Date (as defined below) or the GDS Record Date (as defined below), as applicable, will receive Ollamani Shares and Ollamani CPOs in the same proportion as the interest they hold in Grupo Televisa, with (i) each holder of Grupo Televisa Shares (as defined below) entitled to receive (a) for each Grupo Televisa Series “A” Share held, 1 Series “A” Share of Ollamani, (b) for each Grupo Televisa Series “B” Share held, 1 Series “B” Share of Ollamani, (c) for each Grupo Televisa Series “D” Share held, 1 Series “D” Share of Ollamani, and (d) for each Grupo Televisa Series “L” Share held, 1 Series “L” Share of Ollamani, (ii) each holder of Grupo Televisa’s CPOs entitled to receive 1 Ollamani CPO for every 20 Grupo Televisa CPOs held, and (iii) subject to the limitations set out below, each holder of Grupo Televisa’s GDSs entitled to receive 1 Ollamani CPO (or the proceeds resulting from the sale thereof in accordance with the below) for every 4 Grupo Televisa GDSs held.

With respect to Ollamani Shares to be received by The Bank of New York Mellon, in its capacity as depositary for the Grupo Televisa Global Depositary Shares program (the “Depositary”), on behalf of holders of Grupo Televisa GDSs in the Spin-off, the Depositary has been requested by Grupo Televisa and plans to (i) deliver such Ollamani CPOs to holders of Grupo Televisa GDSs who timely provide to the Depositary payment of applicable fees and duly completed and valid certifications that they are Eligible GDS Holders (as defined below) and elect to receive Ollamani Shares, and (ii) sell the Ollamani CPOs received for, and distribute the net proceeds of such sale (after deduction of applicable fees, taxes and expenses) to, the holders of Grupo Televisa GDSs who do not timely provide to the Depositary payment of the applicable fees and duly completed and valid certifications that they are Eligible GDS Holders or otherwise do not elect to receive the Ollamani CPOs. Further information will be made available to holders of Grupo Televisa GDSs by the Depositary with respect to the expected procedures and timing of such distributions. The Ollamani CPOs will not be listed on any U.S. national securities exchange in connection with the Spin-off and Ollamani will not issue any global depositary shares or maintain any global depositary shares program following the Spin-off.

Only holders of record of Grupo Televisa GDSs that complete and return a letter of eligibility certifying that they are (1) a person that is not a U.S. person (“U.S. person” as defined in Regulation S (“Regulation S”) under the Securities Act) that receives the Ollamani CPOs in an offshore transaction (“offshore transaction” as defined in Regulation S), or (2) a person that (i) is a qualified institutional buyer (“Qualified Institutional Buyer” as defined in Rule 144A under the Securities Act), that receives the Ollamani CPOs pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act, and (ii) is an institution of a type to which the Ollamani CPOs may be offered in a transaction exempt from any registration or qualification requirement under the securities laws of any state, territory, or possession of the United States in which the holder of the GDS is located, are authorized to receive the Ollamani CPOs as described in this Information Statement (such holders, “Eligible GDS Holders”).

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Any holder of fractional Grupo Televisa CPOs or Grupo Televisa GDSs may purchase or sell Grupo Televisa CPOs and Grupo Televisa GDSs, as applicable, prior to the Share Record Date or GDS Record Date, respectively. On or prior to the Distribution Date, a master certificate corresponding to the Ollamani Shares and a master certificate corresponding to the Ollamani CPOs will be deposited with Indeval (as defined below). The Company will make to Indeval a payment in respect of any fractions of Grupo Televisa CPOs, based on information provided by Indeval on an aggregate basis. Each holder of Grupo Televisa CPOs must consult with its corresponding brokerage firm or with the Depositary in order to coordinate the delivery of the corresponding Ollamani CPOs. For holders of Grupo Televisa GDSs, fractional entitlements to Ollamani CPOs will not be distributed but will instead be sold and the Depositary will distribute the cash proceeds of such sale(s) pro rata to the holders of Grupo Televisa GDSs entitled to their receipt.

Ollamani was incorporated on January 31, 2024 and, therefore, will not file a quarterly report corresponding to the fourth quarter of 2023. Following the registration of the Ollamani Shares and Ollamani CPOs with the National Securities Registry, Ollamani will publish a quarterly report for the first quarter of 2024, in compliance with law applicable to securities issuers in Mexico. Based on estimates by Ollamani's management, the Ollamani’s results of operations are expected to be consistent with the Pro Forma Condensed Consolidated Financial Statements attached to this Information Statement.

GRUPO TELEVISA IS NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND GRUPO TELEVISA A PROXY.

Grupo Televisa is furnishing this Information Statement solely to provide information to shareholders of Grupo Televisa about the transactions described herein. The securities referred to in this Information Statement may not be offered or sold until the Mexican National Banking and Securities Commission authorizes their offering under the terms of the Mexican Securities Market Law (Ley del Mercado de Valores). This Information Statement does not constitute a public offering of the securities described herein and Grupo Televisa is not soliciting offers to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Spin-off or passed upon the accuracy of adequacy of this Information Statement or any document referred to herein. Any representation to the contrary is a criminal offense.

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TABLE OF CONTENTS

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ADDITIONAL INFORMATION

The shares of Ollamani to be distributed in connection with the Spin-off have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”). Ollamani will be relying on an exemption provided by Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and therefore will not be required to register its shares with the Securities and Exchange Commission (the “SEC”). In accordance with Rule 12g3-2(b), prior to and after the Distribution Date, Ollamani will make available certain documents on its website. These documents will consist primarily of this Information Statement, Ollamani’s annual reports and press releases, and certain other information made public in Mexico. However, Ollamani will not be required to file with the SEC annual reports on Form 20-F or furnish reports on Form 6-K.

Grupo Televisa files reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and obtain copies of any materials Grupo Televisa files with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The reports and other information that Grupo Televisa has filed with, or furnished to, the SEC can also be accessed from the SEC’s website at www.sec.gov. Grupo Televisa has also filed an information statement (folleto informativo) in Spanish with the Mexican National Banking and Securities Commission and the Mexican Stock Exchange, which is available on the websites of the Mexican National Banking and Securities Commission at www.cnbv.gob.mx and the Mexican Stock Exchange at www.bmv.com.mx. The aforemetioned documents are also available on Grupo Televisa’s website at www.televisair.com. Information on Grupo Televisa’s website is not part of, or incorporated by reference in, this Information Statement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This Information Statement “incorporates by reference” certain documents that Grupo Televisa files with the SEC, which means that important information is disclosed to you by referring you to those documents. The information incorporated by reference is considered to be part of this Information Statement, and certain later information that Grupo Televisa files with the SEC will automatically update and supersede earlier information filed with the SEC or included in this Information Statement. The following documents are incorporated by reference:

●	Grupo Televisa’s annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 28, 2023;

●	Grupo Televisa’s financial and operating report for the first quarter of 2023, on Form 6-K, furnished to the SEC on May 3, 2023;

●	Grupo Televisa’s financial and operating report for the second quarter of 2023, on Form 6-K, furnished to the SEC on August 1, 2023;

●	Grupo Televisa’s financial and operating report for the third quarter of 2023, on Form 6-K, furnished to the SEC on November 2, 2023;

●	Grupo Televisa’s report on Form 6-K containing a report of material event in connection with the notice to shareholders of Grupo Televisa in Mexico, furnished to the SEC on February 13, 2024;

●	Grupo Televisa’s report on Form 6-K containing a report of material event in connection with the approval of the Spin-off by shareholders of Grupo Televisa in Mexico, furnished to the SEC on April 27, 2023;

●	any future filings by Grupo Televisa on Form 20-F after the date of this Information Statement and prior to the Distribution Date; and

●	any future filings by Grupo Televisa on Form 6-K that state that they are incorporated by reference into this Information Statement.

SHAREHOLDER INQUIRIES

Shareholders of Grupo Televisa with questions relating to the Spin-off and distribution of the Ollamani Shares should contact Grupo Televisa at Av. Vasco de Quiroga No. 2000, Colonia Santa Fe, 01210, Mexico City, Mexico, Attention: Investor Relations, telephone +52 55 5261 2445.

For more information regarding Grupo Televisa and Ollamani, shareholders should visit the following website: www.televisair.com. This URL, and all other URLs in this Information Statement, are intended to be inactive textual references only. They are not intended to be active hyperlinks to any website. Information presented on any website located at any URL in this Information Statement is not and shall not be deemed to be incorporated into this Information Statement, unless such information is explicitly stated as being so incorporated in “Incorporation of Certain Documents by Reference.”

Shareholders may obtain a free copy of the Information Statement, and any of the information that has been incorporated by reference in the Information Statement, through the BMV at its offices located at Paseo de la Reforma No. 255, Colonia Cuauhtémoc, C.P. 06500, Mexico City, Mexico, or on its website: www.bmv.com.mx, or on the Company's website www.ollamani.com.mx, or by sending a written request addressed to Sergio Arroyo Arreola, via email at sarroyoa@televisa.com.mx, or phone at +52 (55) 4000 7609, of the Investor Relations department, at the Company's offices, located at Avenida Santa Fe 481, Piso 10 and 11, Col. Cruz Manca, 05349, Cuajimalpa de Morelos, Mexico City, Mexico. You may also obtain a free copy of the Information Statement, and any and all of the information that has been incorporated by reference in the Information Statement, by contacting our Information Agent, Georgeson, by telephone at at (888) 815-4987 (for U.S. holders) or (781) 819-2390 (for non-U.S. holders).

SUMMARY

The following is a brief summary of certain information contained elsewhere in this Information Statement. This summary is qualified in its entirety by the more detailed information set forth in this Information Statement.

Ollamani	Ollamani, S.A.B. is a publicly traded Mexican stock company.

Ollamani’s main line of business is that of a holding company; however, its subsidiaries are primarily engaged in the operation and management of a professional sports team (Club América), a stadium (Estadio Azteca), a gaming business (PlayCity), and the publication and distribution of magazines.

Capital Structure of Ollamani

In connection with the Spin-off and pursuant to Mexican law, Grupo Televisa will distribute a total of (a) 340,621,798,257 shares, with no par value, of Ollamani, of which (i) 118,614,113,375 shares will be designated Series “A” ordinary registered shares with no par value (“Series “A” Shares”); (ii) 54,882,207,692 shares will be designated Series “B” ordinary registered shares with no par value (“Series “B” Shares”); (iii) 83,562,738,595 shares will be designated limited voting and present dividend registered shares, with no par value (“Series “D” Shares”); and (iv) 83,562,738,595 shares will be designated limited voting registered shares with no par value (“Series “L” Shares”); and (b) 119,375,000 Certificados de Participación Ordinarios (“CPOs”), issued by Nacional Financiera, S.N.C., Institución de Banca de Desarrollo, Dirección Fiduciaria (“Nafin”), as trustee of the CPO Trust, with each CPO representing (i) 500 Series “A” Shares of Ollamani; (ii) 440 Series “B” Shares of Ollamani; (iii) 700 Series “D” Shares of Ollamani; and (iv) 700 Series “L” Shares of Ollamani.

The total shares underlying the CPOs amount to 279,337,500,000 shares, of which (i) 59,687,500,000 shares correspond to Series “A” Shares; (ii) 52,525,000,000 shares correspond to Series “B” Shares; (iii) 83,562,500,000 shares correspond to Series “D” Shares; and (iv) 83,562,500,000 shares correspond to Series “L” Shares.

Spin-off	The distribution of Ollamani Shares and Ollamani CPOs resulting from the corporate restructuring through a procedure under Mexican corporate law called escisión, or “split-up,” the principal purpose of which was to create Ollamani, a new publicly traded Mexican company that serves as a holding company for business units which perform activities related to the provision of professional sports services, gaming and sweepstakes, magazine publishing and distribution, and other businesses. The shares of Ollamani will be distributed to Grupo Televisa’s shareholders as described herein. Grupo Televisa’s remaining business units and operations will remain in Grupo Televisa.

Distribution of the Ollamani Shares

On February 20, 2024, holders of Grupo Televisa Shares will be entitled to receive the following:

(a)    for each GTV Series “A” Share they held as of the Share Record Date, one (1) Series “A” Share of Ollamani;

(b)   for each GTV Series “B” Share held as of the Share Record Date, one (1)  Series “B” Share of Ollamani;

(c)    for each GTV Series “D” Share held as of the Share Record Date, one (1)  Series “D” Share of Ollamani; and

(d)   for each GTV Series “L” Share held as of the Share Record Date, one (1)  Series “L” Share of Ollamani.

Additionally, holders of Grupo Televisa CPOs will be entitled to receive one (1) Ollamani CPO for every twenty (20) Grupo Televisa CPOs held as of the Share Record Date.

For holders of GDSs, see the section of this Information Statement entitled “Effects of the Spin-off on Grupo Televisa GDS Holders.”

Prior to the Distribution Date, there will be no separate securities representing Ollamani’s capital stock and, as a result, no investor may purchase, acquire, sell, or transfer Ollamani Shares prior to such date.

In the case of Grupo Televisa Shares (i) deposited with Indeval, delivery of Ollamani Shares will be made in accordance with the applicable legal and administrative provisions of Indeval; and (ii) not deposited with Indeval, delivery of Ollamani’s Shares will be made in the manner and at the time indicated in the Notice to Shareholders.

For further information on the distribution of Ollamani Shares, see the section of this Information Statement entitled “Ollamani Shares Representing Capital Stock.”

Effects of the Spin-off for Holders of Grupo Televisa GDSs	On the Distribution Date, the custodian bank of the Depositary in Mexico will receive all CPOs that holders of record of GDSs are entitled to receive as a result of the Spin-off. Grupo Televisa GDS Holders who are Eligible GDS Holders and request and comply with the applicable requirements will be eligible to receive one Ollamani CPO for every four Grupo Televisa GDSs held by them as of the GDS Record Date. Holders of Grupo Televisa GDSs that do not request to receive Ollamani CPOs or that do not meet certain eligibility requirements will receive the proceeds of the sale(s) of Ollamani CPOs, in accordance with this Information Statement. See “Ollamani Shares Representing Capital Stock — Effects of the Spin-off on Grupo Televisa GDS Holders.”

Listing and Trading of the Ollamani Shares

Beginning on the Share Distribution Date, Ollamani Shares will be listed and traded on the Mexican Stock Exchange.

The Ollamani Shares will not be listed on any U.S. national securities exchange in connection with the Spin-off and Ollamani will not issue any global depositary shares or maintain any global depositary shares program following the Spin-off.

Shareholder Approval of the Spin-off	An Extraordinary General Meeting of Shareholders of Grupo Televisa was held on April 26, 2023 to approve the Spin-off and for related purposes. The Spin-off, and consequent transfer of certain assets, liabilities, and equity to Ollamani, and the registration of the Ollamani Shares and Ollamani CPOs with the National Securities Registry received the approval of the majority of the Grupo Televisa votes present at the meeting.

Certain Tax Consequences	The Spin-off is not a taxable event for Mexican federal income tax purposes. The Spin-off is expected to be taxable for U.S. federal income tax purposes. See “Taxation—Certain U.S. Federal Income Tax Considerations” and “Taxation—Tax Considerations in Mexico.” Holders are urged to consult with their tax advisors concerning the Mexican and U.S. federal income tax consequences of the Spin-off.

TIMELINE

Date

Closure of Grupo Televisa GDS Books for Grupo Televisa GDS Issuances and Cancellations	February 15, 2024 (5:00 p.m. Eastern Time)

Share Record Date	February 19, 2024

Share Distribution Date	February 20, 2024

Ex Date – First day of trading in Grupo Televisa Shares on the Mexican Stock Exchange without the entitlement to Ollamani Shares and in Grupo Televisa GDSs on the New York Stock Exchange without the entitlement to Ollamani Shares	February 20, 2024

GDS Record Date	February 23, 2024

Re-opening of Grupo Televisa GDS Books for Grupo Televisa GDS Issuances and Cancellations	February 26, 2024 (9:30 a.m. Eastern Time)

Election period for Grupo Televisa GDS Holders begins	February 28, 2024

Election period for Grupo Televisa GDS Holders ends	March 28, 2024

Distribution of Ollamani Shares to Grupo Televisa GDS Holders who made a valid Share Delivery Election	As soon as practicable after the end of the election period

Distribution of cash to non-electing Grupo Televisa GDS Holders	To occur after March 28, 2024 (after the sale of all Ollamani CPOs not previously distributed to holders of Grupo Televisa GDSs by the Depositary has been completed)

TERMS AND DEFINITIONS

Unless the context indicates otherwise, references to the following terms shall have the meanings below, both in singular and plural forms:

Term	Definition

“Azcárraga Trust”	A trust for the benefit of Emilio Azcárraga Jean and which, as of the date of this Information Statement is the beneficiary of 44.7% of the Series “A” Shares, 0.1% of the Series “B” Shares, 0.1% of the Series “D” Shares, and 0.1% of the Series “L” Shares issued and outstanding.

“Board of Directors”	The Board of Directors of Ollamani.

“CFA”	Club de Fútbol América, S.A. de C.V.

“Club América”	The male professional soccer team known as “Club América,” which is owned by CFA.

“Club América Femenil”	The women’s professional soccer team known as “Club América,” which is owned by CFA.

“COFECE”	The Mexican Antitrust Commission (Comisión Federal de Competencia Económica).

“CONCACAF”	The Confederation of North, Central America and Caribbean Association Football (Confederación de Fútbol de la Asociación del Norte, Centroamérica y el Caribe).

“Controladora de Juegos y Sorteos”	Controladora de Juegos y Sorteos de México, S.A. de C.V.

“COVID-19”	The SARS-CoV-2 virus, declared a global pandemic by the World Health Organization on March 11, 2020.

“CPO Trust”	The trust created by Ollamani with Nacional Financiera, S.N.C., Institución de Banca de Desarrollo, Dirección Fiduciaria, the main purpose of which is to create a mechanism to issue Ollamani CPOs.

“Cruz Azul”	The male professional soccer team known as “Cruz Azul”.

“Depositary”	The Bank of New York Mellon, as depositary for the Grupo Televisa GDS programs.

“DOF”	The Mexican Federal Official Gazette (Diario Oficial de la Federación).

“Distribution Date”	The date on which the Ollamani Shares will be distributed to shareholders of Grupo Televisa.

“Dollars” or “USD” or “US$”	Dollars, legal tender of the United States.

“Editorial Televisa”	Editorial Televisa, S.A. de C.V.

“External Auditors” or “KPMG”	KPMG Cárdenas Dosal, S.C., external auditors of Ollamani, or any other person that substitutes for them in their functions as external auditor of Ollamani in accordance with the Mexican Securities Market Law and the Mexican General Rules for Issuers.

“FDF”	Fútbol del Distrito Federal, S.A. de C.V.

“GDS Record Date”	The date used to determined the holders of Grupo Televisa GDSs entitled to receive Ollamani CPOs.

“GDS Record Holder”	Each record holder of Grupo Televisa GDSs on the GDS Record Date.

“Grupo Televisa CPOs”	Ordinary Participation Certificates of Grupo Televisa, each issued based on 25 Series “A” Shares, 22 Series “B” Shares, 35 Series “D” Shares, and 35 Series “L” Shares of Grupo Televisa.

“Grupo Televisa GDSs”	The Global Depositary Shares each representing five ordinary participation certificates (CPOs) of Grupo Televisa.

“Grupo Televisa Shares”	All or any of the shares representing the capital stock of Grupo Televisa, regardless of their series.

“GTV” or “Grupo Televisa”	Grupo Televisa, S.A.B.

“IFRS”	The International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

“Indeval”	S.D. Indeval, Institución para el Depósito de Valores, S.A. de C.V.

“Intermex”	Grupo Distribuidoras Intermex, S.A. de C.V.

“Mexican Federal Tax Code”	The Mexican Federal Tax Code (Código Fiscal de la Federación), as amended.

“Mexican General Rules for Issuers”	The general rules applicable to issuers of securities and other participants in the securities market, published in the DOF on March 19, 2003, as amended from time to time.

“Mexican Income Tax Law”	The Mexican Income Tax Law (Ley del Impuesto Sobre la Renta), as amended.

“Mexican Ministry of Finance and Public Credit”	The Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público).

“Mexican National Banking and Securities Commission”	The Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

“Mexican Securities Market Law”	The Mexican Securities Market Law published in the DOF on December 30, 2005 (Ley del Mercado de Valores), as amended.

“Mexican Stock Exchange”	The Mexican Bolsa Mexicana de Valores, S.A.B. de C.V., or, in its absence, any stock exchange authorized to operate as such by the Mexican Ministry of Finance and Public Credit.

“Mexican VAT Law”	The Mexican VAT Law (Ley del Impuesto al Valor Agregado), as amended.

“Mexico”	The United Mexican States.

“NAFTA” or “T-MEC”	The free trade agreement between Mexico, the United States and Canada, in force since January 1, 1994, updated through a final agreement in December 2019 and ratified by the three countries, and which became effective on July 1, 2020.

“National Securities Registry”	The Mexican Registro Nacional de Valores, held by the Mexican National Banking and Securities Commission.

“Notice to Shareholders”

The notice to shareholders published by Grupo Televisa through the Mexican Stock Exchange, indicating that the number of Ollamani Shares that the holders of Grupo Televisa Shares will be entitled to receive shall be as follows:

(a)    For each GTV Series “A” Share held as of the Share Record Date, one (1) Series “A” Share of Ollamani;

(b)   For each GTV Series “B” Share held as of the Share Record Date, one (1) Series “B” Share of Ollamani;

(c)    For each GTV Series “D” Share held as of the Share Record Date, one (1) Series “D” Share of Ollamani; and

(d)   For each GTV Series “L” Share held as of the Share Record Date, one (1) Series “L” Share of Ollamani.

“NYSE”	The New York Stock Exchange.

“Ollamani”	Ollamani, S.A.B., and its subsidiaries, jointly or individually, as the context may require.

“Ollamani CPOs”	Ordinary Participation Certificates, each issued based on 500 Series “A” Shares, 440 Series “B” Shares, 700 Series “D” Shares, and 700 Series “L” Shares of Ollamani.

“Ollamani Shares”	All or any of the shares representing the capital stock of Ollamani, regardless of their series.

“Ollamani Subsidiaries”

The following entities: (i) Controladora de Juegos y Sorteos, and its subsidiaries Apuestas Internacionales, S.A. de C.V., Telestar de Occidente, S.A. de C.V., Magical Entertainment, S. de R.L. de C.V. and Teatro de los Insurgentes, S.A., (ii) FDF and CFA, (iii) Editorial Televisa, and its subsidiaries Editorial Zinet Televisa, S.A. de C.V., Editorial Televisa Colombia, S.A., Editorial Televisa Venezuela, S.A., and Venetel Servicios Publicitarios, S.A., (iv) Intermex and its subsidiaries Distribuidora Intermex, S.A. de C.V., Gonarmex, S.A. de C.V., Distribuidora Los Andes, S.A., Vanipubli Ecuatoriana, S.A. and (v) Servicios Administrativos DYE, S.A. de C.V. and its subsidiary SOC Servicio Operativo Centralizado, S.A. de C.V.

“Pesos” or “Ps.”	Pesos, legal tender in Mexico.

“PFIC”	Passive foreign investment company.

“PlayCity”	The brand under which Ollamani operates its Gaming and Sweepstakes business.

“Pro Forma Condensed Consolidated Financial Statements”	The unaudited pro forma condensed consolidated financial statements of Ollamani as of September 30, 2023 and December 31, 2022, for the nine months ended September 30, 2023 and 2022, and for the year ended December 31, 2022, as included in this Information Statement.

“SEC”	The U.S. Securities and Exchange Commission.

“Share Record Date”	The date used to determine the holders of Grupo Televisa Shares entitled to receive Ollamani Shares.

“Spin-off”	The distribution of Ollamani Shares and Ollamani CPOs resulting from the corporate restructuring through a procedure under Mexican corporate law called escisión, or “split-up,” the principal purpose of which was to create Ollamani, a new publicly traded Mexican company that serves as a holding company for business units which perform activities related to the provision of professional sports services, gaming and sweepstakes, magazine publishing and distribution, and other businesses. The shares of Ollamani will be distributed to Grupo Televisa’s shareholders as described herein. Grupo Televisa’s remaining business units and operations will remain in Grupo Televisa.

“United States” or “USA”	The United States of America.

“VAT”	Value added tax.

EXECUTIVE SUMMARY

The following summary provides a brief description of the Spin-off, and is not intended to contain all of the information that may be relevant to the Spin-off. The information provided below should be read together with the information and financial information included in other sections of this Information Statement. You should read carefully the entirety of this Information Statement, including the sections entitled “Risk Factors,” “Description of the Business” and “Management’s Discussion and Analysis of Ollamani’s Results of Operations and Financial Condition” as well as the Pro Forma Condensed Consolidated Financial Statements and the notes thereto, which are included in this Information Statement and are supplemented by the information set forth in Grupo Televisa’s Annual Report and Quarterly Reports, which are incorporated by reference into this Information Statement.

This document contains certain forward-looking statements, which reflect the current views or expectations of Ollamani and its management with respect to its performance, business and future events. Ollamani uses words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “seek,” “potential,” “target,” “estimate,” “project,” “predict,” “forecast,” “outlook,” “guidance,” “may,” “should,” “could,” “will” and similar expressions to identify forward-looking statements, but this is not the only way in which it refers to them. Such statements are subject to certain risks, contingencies and assumptions. Each of Grupo Televisa and Ollamani cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this Information Statement. Grupo Televisa and Ollamani are under no obligation and expressly disclaim any intention or obligation to update or revise any forward-looking statement that may result from new information, future events or otherwise.

The Spin-off

The Spin-off described in this Information Statement consists primarily of the distribution of the Ollamani Shares by Grupo Televisa, conducted by means of a procedure under Mexican corporate law called escisión, or “split-up,” the principal purpose of which was to create Ollamani, a new publicly traded Mexican company, that serves as a holding company for business units that perform activities related to the provision of professional sports services, gaming and sweepstakes, magazine publishing and distribution, and other businesses. The shares of Ollamani will be distributed to Grupo Televisa’s shareholders as described herein. Grupo Televisa’s remaining business units and operations will remain in Grupo Televisa.

The main objectives of the Spin-off are as follows:

●	To increase the independence and strategic flexibility of Grupo Televisa and Ollamani by allowing each to operate as an independent company; following the Spin-off, each of Grupo Televisa and Ollamani will be able to focus its resources on improving and strengthening its position in its respective industry and business;

●	To enable the management teams of each company to focus their efforts on the specific needs of each business, which Grupo Televisa believes will allow each company to more efficiently attract, retain and incentivize employees of its business and to pursue attractive acquisition and capital raising opportunities;

●	To allow for independent management of each company’s financial position and a business-appropriate capital structure for each company, which Grupo Televisa believes will allow each company to better optimize its operating, financial, and competitive positioning;

●	To create a new company that is listed on the Mexican Stock Exchange, allowing investors the ability to allocate investments in Grupo Televisa and Ollamani based on their investment objectives and preferences, given the different objectives, competitive strengths, operating strategies and industries in which the two companies operate;

●	To enable each of the companies to obtain a more efficient market valuation by decreasing each company’s ties to the business of the other; and

●	To support growth opportunities by distributing costs and investments across two separate public companies.

The following chronology generally describes the main corporate events that resulted in the organization of Ollamani in connection with the Spin-off:

1.	Approval of the Board of Directors of Grupo Televisa. On October 27, 2022, at a meeting of the board of directors of Grupo Televisa, it was resolved, among other matters, to initiate the necessary and appropriate processes to carry out the Spin-off.

2.	Extraordinary General Stockholders' Meeting of Grupo Televisa. Following a notice published in the “Excélsior” newspaper on March 27, 2023, and in the Electronic System of the Mexican Ministry of the Economy on March 24, 2023, an Extraordinary General Stockholders’ Meeting of Grupo Televisa was held on April 26, 2023, at which it was resolved, among others, to approve the Spin-off.

3.	Organization of Ollamani. On January 31, 2024, Ollamani was organized under the laws of Mexico as a publicly traded stock company, with its registered office in Mexico City (although it may open offices, branches, agencies, terminals, facilities, and any other operations in other jurisdictions). Moreover, as provided in Article Three of its bylaws, the duration of Ollamani is indefinite.

Ollamani’s Business

Ollamani is a holding company for several subsidiaries. The following chart shows Ollamani’s current corporate structure and the Ollamani Subsidiaries:

The Ollamani Subsidiaries own the following businesses:

●	Soccer Business: Ollamani owns Club América, a professional soccer team considered one of the most popular teams in Mexico and that has won fourteen championships in Mexico;

●	Azteca Stadium: Ollamani owns and operates the Azteca Stadium, which is the largest stadium in Mexico in terms of capacity and a leading venue for significant events;

●	Gaming and Sweepstakes Business: under the “PlayCity” brand, Ollamani operates 18 casinos in Mexico with food and beverage service, as well as a website offering online sports betting and casino gaming; and

●	Publishing and Publishing Distribution Business: Ollamani owns Editorial Televisa and Intermex, which are leading publishing and print media distribution businesses in Mexico.

Following the Spin-off, Ollamani plans to continue to utilize its strengths and capabilities to develop new businesses by analyzing opportunities to grow through acquisitions and investments. Ollamani expects to regularly consider investment opportunities that complement its business strategy and believes that in the future it will be able to identify and evaluate strategic acquisition opportunities. Ollamani also expects to consider minority investments and joint ventures or partnerships. Any such acquisitions, investments or partnerships may be made using Ollamani’s available cash, securities, and/or incurring debt, or a combination thereof.

Ollamani Shares

The capital stock of Ollamani consists of a total of 340,621,798,257 shares, with no par value, of which (i) 118,614,113,375 shares are designated Series “A” Shares; (ii) 54,882,207,692 shares are designated Series “B” Shares; (iii) 83,562,738,595 shares are designated Series “D” Shares; and (iv) 83,562,738,595 shares are designated Series “L” Shares.

Additionally, 119,375,000 Ordinary Participation Certificates will be issued in connection with the Spin-off, with each Ollamani CPO representing 500 Series “A” Shares, 440 Series “B” Shares, 700 Series “D” Shares, and 700 Series “L” Shares of Ollamani. The total number of shares underlying the Ollamani CPOs amounts to 279,337,500,000 Ollamani Shares, of which 59,687,500,000 shares are designated Series “A” shares; (ii) 52,525,000,000 shares are designated Series “B” shares; (iii) 83,562,500,000 shares are designated Series “D” shares; and (iv) 83,562,500,000 shares are designated Series “L” shares.

Each holder of Grupo Televisa’s capital stock as of the Share Record Date or GDS Record Date, as applicable, will receive Ollamani Shares and Ollamani CPOs in the same proportion as the interest they hold in Grupo Televisa, with (i) each holder of Grupo Televisa Shares entitled to receive (a) for each Grupo Televisa Series “A” Share held, one (1) Series “A” Share of Ollamani, (b) for each Grupo Televisa Series “B” Share held, one (1) Series “B” Share of Ollamani, (c) for each Grupo Televisa Series “D” Share held, one (1) Series “D” Share of Ollamani, and (d) for each Grupo Televisa Series “L” Share held, one (1) Series “L” Share of Ollamani, (ii) each holder of Grupo Televisa’s CPOs entitled to receive one (1) Ollamani CPO for every 20 Grupo Televisa CPOs held, and (iii) subject to the limitations set forth in the section of this Information Statement entitled “Effects of the Spin-off on Grupo Televisa GDS Holders,” each holder of Grupo Televisa GDSs entitled to receive one (1) Ollamani CPO (or the proceeds resulting from the sale thereof in accordance with this Information Statement) for every four (4) Grupo Televisa GDSs held.

SELECTED FINANCIAL INFORMATION

Ollamani

Pro Forma Condensed Consolidated Statements of Financial Position

As of September 30, 2023 and December 31, 2022

(In thousands of Mexican pesos)

	September 30, 2023						December 31, 2022
	Base Figures (Unaudited)		Pro Forma Adjustments (Unaudited)		Pro Forma Figures (Unaudited)		Based Figures (Unaudited)		Pro Forma Adjustments (Unaudited)		Pro Forma Figures (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	Ps.	—	Ps.	1,177,448	Ps.	1,177,448	Ps.	—	Ps.	2,333,830	Ps.	2,333,830
Trade accounts receivable, net		—		487,568		487,568		—		334,884		334,884
Other accounts and notes receivable, net				19,052		19,052				9,384		9,384
Income taxes receivable		—		204,723		204,723		—		230,996		230,996
Other recoverable taxes		—		485,276		485,276		—		329,696		329,696
Due from related parties		—		405,031		405,031		—		254,395		254,395
Inventories		—		232,913		232,913		—		282,208		282,208
Other current assets		—		145,881		145,881		—		97,247		97,247
Total current assets		—		3,157,892		3,157,892		—		3,872,640		3,872,640

Non-currents assets:
Property and equipment, net		—		6,506,887		6,506,887		—		6,235,757		6,235,757
Right-of-use assets, net		—		1,062,281		1,062,281		—		1,032,734		1,032,734
Intangible assets, net		—		701,758		701,758		—		784,025		784,025
Deferred income tax assets		—		954,776		954,776		—		1,012,478		1,012,478
Other assets		—		15,495		15,495		—		15,596		15,596
Total non-current assets		—		9,241,197		9,241,197		—		9,080,590		9,080,590
Total assets	Ps.	—	Ps.	12,399,089	Ps.	12,399,089	Ps.	—	Ps.	12,953,230	Ps.	12,953,230

LIABILITIES
Current liabilities:
Current portion of lease liabilities	Ps.	—	Ps.	127,974	Ps.	127,974	Ps.	—	Ps.	81,952	Ps.	81,952
Trade accounts payable and accrued expenses		—		1,129,780		1,129,780		—		1,318,932		1,318,932
Deferred revenue		—		23,255		23,255		—		14,423		14,423
Income taxes payable		—		43,760		43,760		—		19,980		19,980
Other taxes payable		—		167,304		167,304		—		154,329		154,329
Employee benefits		—		136,145		136,145		—		63,709		63,709
Due to related parties		—		577,126		577,126		—		725,009		725,009
Gaming and sweepstakes liabilities		—		40,882		40,882		—		34,680		34,680
Other current liabilities		—		140,974		140,974		—		107,196		107,196
Total current liabilities		—		2,387,200		2,387,200		—		2,520,210		2,520,210

Non-current liabilities:
Lease liabilities, net of current portion		—		1,063,482		1,063,482		—		1,060,474		1,060,474
Post-employment benefits		—		55,469		55,469		—		49,133		49,133
Other long-term liabilities		—		340,213		340,213		—		336,197		336,197
Total non-current liabilities		—		1,459,164		1,459,164		—		1,445,804		1,445,804
Total liabilities		—		3,846,364		3,846,364		—		3,966,014		3,966,014

EQUITY	Ps.	—	Ps.	8,552,725	Ps.	8,552,725	Ps.	—	Ps.	8,987,216	Ps.	8,987,216
Total liabilities and equity	Ps.	—	Ps.	12,399,089	Ps.	12,399,089	Ps.	—	Ps.	12,953,230	Ps.	12,953,230

Ollamani

Pro Forma Condensed Consolidated Statements of Income

For the nine months ended September 30, 2023 and 2022

(In thousands of Mexican pesos)

	September 30, 2023						September 30, 2022
	Base Figures (Unaudited)		Pro Forma Adjustments (Unaudited)		Pro Forma Figures (Unaudited)		Based Figures (Unaudited)		Pro Forma Adjustments (Unaudited)		Pro Forma Figures (Unaudited)
Revenues	Ps.	—	Ps.	4,492,170	Ps.	4,492,170	Ps.	—	Ps.	4,202,383	Ps.	4,202,383
Cost of services and sales		—		3,416,005		3,416,005		—		3,438,664		3,438,664
Selling expenses		—		306,646		306,646		—		263,650		263,650
Administrative expenses		—		264,241		264,241		—		263,704		263,704
Income before other income or expense		—		505,278		505,278		—		236,365		236,365
Other income (expense), net		—		9,373		9,373		—		(12,250)		(12,250)
Operating income		—		514,651		514,651		—		224,115		224,115
Finance expense		—		(175,300)		(175,300)				(105,737)		(105,737)
Finance income		—		262,110		262,110		—		167,347		167,347
Finance income, net		—		86,810		86,810		—		61,610		61,610
Income before income taxes		—		601,461		601,461		—		285,725		285,725
Income tax (expense) benefit		—		(177,794)		(177,794)		—		17,226		17,226
Net income	Ps.	—	Ps.	423,667	Ps.	423,667	Ps.	—	Ps.	302,951	Ps.	302,951

Net income attributable to:
Stockholders of the Company	Ps.	—		423,667	Ps.	423,667	Ps.	—	Ps.	303,917	Ps.	303,917
Non-controlling interests		—		—		—		—		(966)		(966)
Net income	Ps.	—	Ps.	423,667	Ps.	423,667	Ps.	—	Ps.	302,951	Ps.	302,951

Ollamani

Pro Forma Condensed Consolidated Statement of Income

For the year ended December 31, 2022

(In thousands of Mexican pesos)

	December 31, 2022
	Base Figures (Unaudited)		Pro Forma Adjustments (Unaudited)		Pro Forma Figures (Unaudited)
Revenues	Ps.	—	Ps.	5,686,795	Ps.	5,686,795
Cost of services and sales		—		4,625,618		4,625,618
Selling expenses		—		358,274		358,274
Administrative expenses		—		357,116		357,116
Income before other income		—		345,787		345,787
Other income, net		—		240,706		240,706
Operating income		—		586,493		586,493
Finance expense		—		(179,985)		(179,985)
Finance income		—		256,706		256,706
Finance income, net		—		76,721		76,721
Income before income taxes		—		663,214		663,214
Income taxes		—		(101,297)		(101,297)
Net income	Ps.	—	Ps.	561,917	Ps.	561,917

Net income attributable to:
Stockholders of the Company	Ps.	—	Ps.	571,452	Ps.	571,452
Non-controlling interests		—		(9,535)		(9,535)
Net income	Ps.	—	Ps.	561,917	Ps.	561,917

RISK FACTORS

Investing in the Ollamani Shares involves a high degree of risk. Before making any investment decision, investors should carefully consider the risks and uncertainties described in this section, as well as the other information contained in this Information Statement, including the Pro Forma Condensed Consolidated Financial Statements. The risks described below are not the only risks Ollamani faces. The occurrence of any of the following risks or additional risks and uncertainties not presently known to Grupo Televisa or that Grupo Televisa currently believes to be immaterial could cause a material adverse effect on Ollamani's business, financial condition, results of operations, cash flows, and/or prospects. In any such case, the market price of the Ollamani Shares could decline, and investors could lose all or a portion of their investment. In this section, expressions to the effect that a particular risk or uncertain factor may, could or will have a “material adverse effect” on Ollamani, or could or will “materially and adversely affect” Ollamani, mean that such risk or uncertain factor could have a material adverse effect on Ollamani's business, financial condition, results of operations, cash flows, and/or the market price of Ollamani’s Shares. This Information Statement also contains forward-looking statements and estimates that involve risks and uncertainties. Ollamani’s actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including the risks and uncertainties described below. See the section of this Information Statement entitled “Forward-Looking Statements.”

Risk Factors Related to the Spin-off and to Ollamani

As a result of the Spin-off, Ollamani and/or the Ollamani Subsidiaries may receive a downgrade in their credit profile because they do not have the scale, revenue diversification, and express guarantee of Grupo Televisa. Additionally, Ollamani may have difficulty funding its future capital needs and/or obtaining competitively priced financing at the time its financial obligations become due.

It is not possible to predict Ollamani’s credit profile following the Spin-off. Third parties and rating agencies may determine that Grupo Televisa has a better credit profile than Ollamani because of the scale, revenue diversification, and the support and guarantee of Grupo Televisa. As a result, Ollamani and/or its subsidiaries could receive a credit rating that is lower than that of Grupo Televisa following the Spin-off, causing their financing costs to increase and/or impairing their ability to access different sources of financing.

Additionally, some financial or commercial institutions may decide not to grant financing or refinancing to Ollamani and/or its subsidiaries because they are not part of Grupo Televisa and do not have the same scale as Grupo Televisa. Such a decision could result in Ollamani being unable to finance its capital needs, refinance existing debt, or obtain financing for the purchase of goods and services. This could have a material adverse effect on Ollamani's business, financial condition, and results of operations.

Following the Spin-off, Ollamani will be a smaller and less diversified company than Grupo Televisa prior to the Spin-off.

The Spin-off will result in each of Grupo Televisa and Ollamani being less diversified companies with more limited businesses concentrated in their respective industries. As a result, Ollamani may be more vulnerable to changing market and regulatory conditions, which could have a material adverse effect on its business, financial condition and results of operations. In addition, the diversification of Ollamani’s revenues, costs, and cash flows will be reduced as a standalone company, such that Ollamani’s results of operations, cash flows, working capital, effective tax rate and financing requirements may be subject to increased volatility and Ollamani’s ability to fund capital expenditures and investments, pay dividends and service debt may be diminished. This increased volatility could have a material adverse effect on Ollamani’s business, financial condition and results of operations.

Ollamani’s pro forma consolidated financial statements may not be representative of its performance as a stand-alone company.

The pro forma consolidated financial information and the unaudited pro forma consolidated financial information included in this Information Statement is based in part on certain assumptions that Ollamani believes to be reasonable. Ollamani can give no assurance that its assumptions will prove to be correct in the future. Accordingly, the pro forma consolidated financial information, the unaudited pro forma consolidated financial information and any other financial information contained in this Information Statement may not reflect what the consolidated financial position and results of operations would have been had Ollamani been a stand-alone entity during the periods presented, or what the consolidated financial position and results of operations of Ollamani will be in the future.

Following the completion of the Spin-off, Ollamani may lose the benefits of services provided by Grupo Televisa or certain of its subsidiaries and Ollamani may incur incremental costs as a stand-alone public company.

Historically, the Ollamani Subsidiaries have received administrative and corporate services from certain subsidiaries of Grupo Televisa, including Televisa Corporación, S.A. de C.V. As of the date of this Information Statement, Ollamani and its subsidiaries receive from subsidiaries of Grupo Televisa services relating to treasury, investments, accounts payable and accounts receivable, payroll and human resources management, accounting and financial consolidation, tax administration, risk management and insurance, leasing and real estate management, computer systems management and leasing of computer equipment, budget management and control, trademark and patent licenses, among others (see the section of this Information Statement entitled “Patents, Licenses, Trademarks and Other Agreements – Other Significant Agreements”).

As a result of the Spin-off, there is a risk that Ollamani, as a separate company from Grupo Televisa, may no longer receive some of these services from Grupo Televisa’s subsidiaries, or that Grupo Televisa may modify the terms and conditions of such services. To mitigate this risk, Ollamani has obtained from Grupo Televisa or its subsidiaries, as applicable, an agreement to provide temporary transition services, including services related to information technology, finance, legal, insurance, regulatory compliance, transactional and human resources functions, the effective and appropriate performance of which is critical to Ollamani’s operations. Ollamani will work to replicate or replace the services it will continue to need in the operation of its business that are provided currently by or through Grupo Televisa or its subsidiaries, but it is possible that Ollamani may not be able to replace these services in a timely manner, or on the same or similar terms and conditions that Ollamani received them from Grupo Televisa or its subsidiaries, which may put further constraints on Ollamani’s human resources, capital and other resources.

Ollamani may not achieve growth opportunities, profit improvements, cost savings, and other benefits, and may incur unanticipated costs associated with the Spin-off, and its results of operations, financial condition, and stock price could be adversely affected as a result.

The Spin-off is complex in nature, and unanticipated developments or changes, including changes in law, the macroeconomic environment, competitive conditions, regulatory approvals or clearances, the uncertainty of the financial markets and challenges in executing the separation of Ollamani, could delay or prevent the completion of the proposed separation, or cause the separation to occur on terms or conditions that are different or less favorable than expected.

There is no assurance that the Spin-off will achieve anticipated growth opportunities, profit improvements, cost savings, and other benefits for Ollamani. Grupo Televisa believes that the Spin-off will provide significant benefits for each of Grupo Televisa and Ollamani. However, there can be no assurance that Ollamani will successfully execute Ollamani’s strategy, or that the expected benefits of the Spin-off will be realized.

Additionally, the process of completing the Spin-off has been and is expected to continue to be time-consuming and involves significant costs and expenses. The costs may be significantly higher than what Ollamani currently anticipates and may not yield a discernible benefit if the separation is not completed or is not executed efficiently, or the expected benefits of the separation are not realized. Executing the Spin-off will also require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing Ollamani’s business.

To the extent that Ollamani incurs additional costs, achieves lower profit improvements, or has lower than expected cost savings, Ollamani’s results of operations, financial condition, and stock price could be adversely affected.

Ollamani faces competition in each of its business lines and market changes may present new and intensified challenges to Ollamani’s business.

Ollamani faces competition in each of the businesses in which it participates through its subsidiaries. Moreover, the markets in which Ollamani operates are changing rapidly as a result of new entrants, changes in the consumption and entertainment habits of customers, and evolution of distribution technologies, including the Internet. These changes may require adjustments to Ollamani’s business model, including the elimination of certain activities or businesses entirely. Ollamani’s ability to continue to compete effectively depends on successfully executing its business plan, competitors’ actions and overall market environment, all of which carry inherent risks.

Ollamani’s future success could be affected by changes in the markets in which Ollamani participates that it cannot predict. Consolidation in those markets could intensify competitive pressures on Ollamani because it does not have the support of Grupo Televisa to address such competitive and industry pressures with respect to Ollamani’s business. Ollamani expects to face increased competition from numerous sources in Mexico, which may require Ollamani to make significant investments in new technologies, which could result in increased costs. Ollamani’s businesses may require substantial capital contributions for acquisitions and additional capital expenditures, which could result in Ollamani incurring additional indebtedness, issuing additional equity, or a combination thereof.

Ollamani’s Subsidiries may not obtain the same benefits that they obtained when they were a part of Grupo Televisa.

Ollamani’s business has benefited from being part of Grupo Televisa’s integrated company platform and from Grupo Televisa’s purchasing power when procuring goods and services. Once Ollamani is a stand-alone public company, it may be unable to obtain such goods and services at comparable prices or on terms as favorable as those obtained prior to the Spin-off. Additionally, financial institutions, customers and suppliers of Ollamani may believe that as a stand-alone public company, Ollamani will be less able to fulfill the commitments it makes, and thus choose to terminate or cancel commercial agreements with Ollamani. This could increase Ollamani’s expenses and could cause a material adverse effect on Ollamani’s business, results of operations, financial condition and cash flows.

Ollamani will be a new company that has never operated independently from Grupo Televisa.

Ollamani will be a new company that has never operated independently from Grupo Televisa and that, up to the date of the Spin-off, used Grupo Televisa's systems for its operations.

While Grupo Televisa has indicated that it intends to continue to provide Ollamani with management and systems services during a transition period, Ollamani’s ability to function as a new company may be adversely affected if Ollamani is not able to develop its own management infrastructure and acquire its own systems quickly and cost-effectively after the transition period.

In order for Ollamani to establish itself as a successful and independent entity, it will need to attract and/or retain qualified personnel and have the necessary management systems in place; otherwise, its business could be adversely affected.

Certain contracts that will need to be assigned from Grupo Televisa or its affiliates to Ollamani in connection with the Spin-off may require the consent of the counterparty to such an assignment, and failure to obtain these consents could increase Ollamani’s expenses or otherwise reduce Ollamani’s profitability.

In connection with the Spin-Off, Grupo Televisa or its applicable subsidiaries will transfer certain agreements to Ollamani or the applicable Ollamani Subsidiaries. The consent of the counterparties to such agreements may be required and, as a result, the counterparties may seek new and/or more favorable contractual terms from the Company to obtain such consents. If the Company fails to obtain such consents, it may not be able to obtain some of the benefits and contractual commitments currently available to it as a part of Grupo Televisa, such as discounts or competitive bulk or volume pricing, software licensing, and technology support. Accordingly, the Company's expenses, procurement conditions and facilities costs, among others, may increase and its profitability may decrease.

Risk Factors Related to Ollamani’s Financial and Corporate Operations

Ollamani is a newly organized company with a limited operating history, track record, financial statements, and business strategy, which makes its future performance difficult to predict.

Ollamani is a newly organized company. Ollamani is subject to all of the business risks and uncertainties associated with any new business, including the risk of not achieving operating objectives and business strategy. The combined financial statements of the Ollamani Subsidiaries included in this Information Statement do not necessarily reflect the results of operations, financial condition or liquidity Ollamani would have achieved as a stand-alone company during the periods presented or those Ollamani will achieve in the future. Additionally, it should not be assumed that Ollamani’s future performance will be similar to the performance of other companies in similar industries. Ollamani’s limited operating history increases the risk and uncertainty investors face when evaluating an investment in Ollamani and the lack of historical information may not permit accurate forecasting of long-term trends.

The Pro Forma Condensed Consolidated Financial Statements, as well as the pro forma financial information included in this Information Statement, have not been audited.

Due to the recent organization of Ollamani, the Pro Forma Condensed Consolidated Financial Statements and any other financial information included in this Information Statement have not been audited and are subject only to an assurance report from the External Auditor. The Pro Forma Financial Information included in this Information Statement is based on Ollamani’s unaudited pro forma condensed consolidated financial statements.

Ollamani is a holding company and is dependent on the operating results of its subsidiaries for access to funds.

Ollamani is a holding company with no significant independent operations or significant assets other than shares of capital stock of the Ollamani Subsidiaries. Therefore, Ollamani depends on the operations of the Ollamani Subsidiaries and each of their respective subsidiaries and businesses. Ollamani’s ability to pay dividends and meet its debt and other obligations as they become due depends on the generation of cash flow of the Ollamani Subsidiaries and each of their respective subsidiaries, and on their ability to make cash available to Ollamani in the form of interest payments, debt payments, or dividends, among others. The Ollamani Subsidiaries and each of their respective subsidiaries are separate legal persons and, under certain circumstances, have legal, tax, and contractual restrictions that may limit their ability to make cash available to Ollamani. Although neither the Ollamani Subsidiaries nor any of their respective subsidiaries are currently subject to material contractual limitations on their ability to pay principal, interest, and dividends to Ollamani, any financial or other arrangement that may in the future impose such limitations on Ollamani or the Ollamani Subsidiaries could affect Ollamani’s ability to pay its own expenses and debts.

As a holding company, Ollamani’s ability to satisfy the claims of its creditors depends on the payments it receives from its subsidiaries and its ability to participate in the distribution of their income. In some cases, Ollamani’s right, and therefore the right of its creditors, to participate in the distribution of income of the Ollamani Subsidiaries may be effectively subordinated to the payment claims of certain creditors of the Ollamani Subsidiaries under applicable financial agreements and law.

Ollamani may make significant acquisitions that, if not successfully integrated, could affect its results of operations.

Ollamani may make significant acquisitions in the future to continue its growth. There can be no assurance that Ollamani will realize the anticipated financial, strategic or other benefits of any transaction.

Acquisitions involve a number of risks, including operational, strategic, financial, accounting, legal, compliance and tax risks, including difficulties in assimilating and retaining employees and intermediaries, difficulties in retaining the existing customers of the acquired entities, difficulties in achieving expected synergies and/or economies of scale, unforeseen liabilities, obligations or responsibilities that arise in connection with the acquired businesses, restrictions or conditions imposed by antitrust authorities, incurring debt or other obligations in connection with the acquisition, unfavorable market conditions that could negatively impact Ollamani’s expectations for the acquired businesses, as well as difficulties in integrating and realizing the projected results of acquisitions and managing the litigation and regulatory matters to which acquired entities are party. Such difficulties in integrating an acquired business may result in the acquired business performing differently than Ollamani expected (including through the loss of customers) or in Ollamani’s failure to realize anticipated expense-related efficiencies.

As a result, there can be no assurance that any business or asset acquisition will be completed as contemplated, or at all, or regarding the expected timing of the completion of any such acquisition. Risks resulting from future acquisitions may have a material adverse effect on Ollamani’s results of operations and financial condition.

Control by a single shareholder.

The capital stock of Ollamani is divided into four series: Series “A,” Series “B,” Series “D,” and Series “L”. Following the completion of the Spin-off, the Azcárraga Trust will be the beneficiary of 44.7% of Series “A” Shares, 0.1% of Series “B” Shares, 0.1% of Series “D” Shares, and 0.1% of Series “L” Shares issued and outstanding, including shares represented by CPOs. Emilio Fernando Azcárraga Jean will control the voting power of these shares through the Azcárraga Trust. Series “A” Shares owned by the Azcárraga Trust will constitute the majority of the Series “A” Shares with voting rights, since, under the terms of the CPO Trust and Ollamani’s bylaws, CPOs owned by non-Mexicans do not grant their holders the right to vote Series “A” Shares. As a result, following the completion of the Spin-off and as long as non-Mexicans own more than a minimal number of Series “A” Shares through CPOs, Mr. Azcárraga Jean will have the power to elect 11 of the maximum of 20 directors of Ollamani’s Board of Directors and to prevent certain shareholder actions, including payment of dividends, mergers, spin-offs, changes in corporate purpose and corporate domicile, and amendments to the change of control provisions of the bylaws of Ollamani.

In addition, Mr. Azcárraga Jean has informed the Company of his intention to potentially acquire Ollamani CPOs following the Distribution Date. The Company cannot predict the effect that such acquisition will have on the Ollamani’s stock price.

Emilio Fernando Azcárraga Jean will control Ollamani’s ability to raise capital.

Emilio Fernando Azcárraga Jean has the voting power to prevent Ollamani from raising capital through share offerings. Mr. Azcárraga Jean has informed Ollamani that in the event that Ollamani conducts an offering of shares following the Spin-off, he would consider exercising his preemptive right to subscribe for a sufficient number of new Series “A” Shares to allow him to continue to maintain such power. In the event that Mr. Azcárraga Jean were to be unwilling to subscribe for new shares and/or prevent Ollamani from raising capital through share offerings, Ollamani would be required to obtain funds through a combination of debt or other types of financing, which it may not be able to obtain, or if obtained, could be on less favorable terms than those of Grupo Televisa.

Anti-takeover provisions in Ollamani’s bylaws could discourage, delay or prevent a change of control of Ollamani and could affect the trading price of Ollamani’s common stock.

Certain provisions contained in Ollamani’s bylaws could discourage, delay or prevent a change in management or control over Ollamani that stockholders consider favorable. These provisions could discourage certain types of transactions involving the acquisition of securities issued by Ollamani. These provisions could also limit the ability of Ollamani’s shareholders to approve transactions that they consider favorable, and discourage transactions in which Ollamani’s shareholders could receive a premium for their shares over the then current market value of such shares, and could adversely affect the number of trading transactions in Ollamani’s securities. Consequently, such provisions could adversely affect the trading price of such securities. Holders of securities issued by Ollamani that acquire them in violation of such provisions will not be entitled to voting rights, dividends, distributions, or other rights with respect to such securities, and will be required to pay a penalty to Ollamani. For a description of such provisions, see the section of this Information Statement entitled “Bylaws – Measures for the Prevention of Takeovers.”

If Ollamani incurs a high level of indebtedness, Ollamani’s business and ability to take advantage of business opportunities could be materially adversely affected.

Ollamani could incur indebtedness from time to time, which could, directly or indirectly:

•	limit Ollamani’s ability to meet its obligations under instruments governing existing indebtedness;
•	limit Ollamani’s ability to pay dividends;
•	increase Ollamani’s vulnerability to adverse economic, regional, or industry conditions;
•	require Ollamani to dedicate a portion of Ollamani’s cash flow from operations to debt service, which would put Ollamani at a competitive disadvantage compared to competitors with lower levels of debt;
•	limit Ollamani’s flexibility to react to changes in the business and industry in which Ollamani operates;
•	limit Ollamani’s ability to take advantage of market opportunities;
•	limit Ollamani’s ability to obtain additional financing; and
•	increase financing costs.

Ollamani’s ability to generate sufficient cash to meet its current and future payment obligations will depend on its operating performance, which may be affected by prevailing economic, financial, and business conditions and other factors, many of which are beyond Ollamani’s control. If Ollamani is unable to service its indebtedness, it may be forced to adopt an alternative strategy, which could include measures such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing its debt, or seeking an equity issuance. These strategies may not be implemented on satisfactory terms, or at all. In the future, Ollamani may incur substantial indebtedness, including, for example, indebtedness to carry out the possible remodeling of the Azteca Stadium for the 2026 World Cup. If Ollamani incurs such indebtedness, the risks it would face as a result of the foregoing could be intensified.

Ollamani is subject to general risks of litigation.

On an ongoing basis, Ollamani is exposed to litigation arising in the ordinary course of business or otherwise. Such litigation may include claims involving customers, shareholders, employees, tax authorities, or other third parties who may have suffered physical harm, and/or claims related to commercial, labor, employment, competition, securities, tax, or environmental matters. For further information, see the section of this Information Statement entitled “Legal Proceedings.”

Moreover, the process of defending litigation or claims, even if a favorable judgment is obtained, may be costly, and such cost may approach the amount of damages sought. Litigation could also expose Ollamani to negative publicity, which could adversely affect its brands and reputation, as well as its customers' preference for its products. Ollamani may also face claims or expenses for matters that are rejected by its insurance carriers, are not otherwise fully insured, or are simply not insurable. Litigation trends, expenses, and outcomes cannot be predicted with certainty and such trends, expenses, and outcomes could have a material adverse effect on Ollamani’s business, reputation, financial condition, and results of operations.

Ollamani may identify certain material weaknesses in internal controls with respect to its financial reporting in the future, and any future material weaknesses or failure to maintain an effective system of internal controls could cause Ollamani to be unable to accurately communicate its financial results. In addition, the trading price of Ollamani’s securities could be affected by a negative market reaction to the foregoing.

In connection with the preparation of Ollamani’s consolidated financial statements, Ollamani may identify certain material weaknesses (as defined in standards issued by the Public Company Accounting Oversight Board) in its internal controls over financial reporting in the future. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Ollamani’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Any future material weaknesses could affect the accuracy of Ollamani’s future results of operations and its ability to make the necessary filings with governmental authorities, including the Mexican National Banking and Securities Commission. Furthermore, Ollamani’s business, operating results, and the price of Ollamani’s securities could be adversely affected by negative market reactions to future material weaknesses. While Ollamani has no reason to believe that there will be any future material weaknesses identified, it can give no assurance that other material weaknesses will not exist or will not be discovered in the future.

The success of Ollamani’s businesses is dependent on the existence and maintenance of intellectual property rights in its products and services.

The value to Ollamani of its intellectual property is dependent on the scope and duration of its rights as defined by applicable laws in Mexico and abroad and the manner in which those laws are construed. If those laws are drafted or interpreted in ways that limit the extent or duration of Ollamani’s rights, or if existing laws are changed, Ollamani’s ability to generate revenue from its IP may decrease, or the cost of obtaining and maintaining rights may increase.

The unauthorized use of Ollamani’s IP may increase the cost of protecting rights in its IP or reduce its revenues. The convergence of computing, communication and entertainment devices, increased broadband internet speed and penetration, increased availability and speed of mobile data transmission and increasingly sophisticated attempts to obtain unauthorized access to data systems have made the unauthorized digital copying and distribution of Ollamani’s content products easier and faster and protection and enforcement of IP rights more challenging. The unauthorized distribution and access to entertainment content generally continues to be a significant challenge for IP rights holders. Inadequate laws or weak enforcement mechanisms to protect entertainment industry IP in one country can adversely affect the results of Ollamani’s operations, despite Ollamani’s efforts to protect its IP rights. COVID-19 and distribution innovation in response to COVID-19 has increased opportunities to access content in unauthorized ways. Additionally, negative economic conditions coupled with a shift in government priorities could lead to less enforcement. These developments require Ollamani to devote substantial resources to protecting Ollamani’s IP against unlicensed use and present the risk of increased losses of revenue as a result of unlicensed distribution of its content and other commercial misuses of its IP.

With respect to IP developed by Ollamani and rights acquired by Ollamani from others, Ollamani is subject to the risk of challenges to its copyright, trademark and patent rights by third parties. Successful challenges to Ollamani’s rights in IP may result in increased costs for obtaining rights or the loss of the opportunity to earn revenue from or utilize the IP that is the subject of challenged rights. From time to time, Ollamani may be notified that it may be infringing certain IP rights of third parties. Technological changes in industries in which Ollamani operates and extensive patent coverage in those areas may increase the risk of such claims being brought and prevailing.

Ollamani is exposed to cyber-attacks and other breaches of security of its networks or information technology.

Ollamani uses information technology systems, infrastructure and networks and other operational systems to store, retrieve, evaluate and use customer, employee, and company data and information. Ollamani’s business is highly dependent on its ability to access these systems and networks to perform necessary business functions. In the event of a natural disaster, a computer virus, unauthorized access, a terrorist attack, cyber-attack or other disruption, Ollamani’s systems and networks may be inaccessible to its employees, customers or business partners for an extended period of time, and Ollamani may be unable to meet its business obligations for an extended period of time if Ollamani’s data or systems or networks are disabled, manipulated, destroyed or otherwise compromised. System and network failures or outages could compromise Ollamani’s ability to perform business functions in a timely manner, which could harm Ollamani’s ability to conduct business, hurt Ollamani’s relationships with its business partners and customers and expose Ollamani to legal claims as well as regulatory investigations and sanctions, any of which could have a material adverse effect on Ollamani’s business, results of operations, financial condition and liquidity.

Some of these systems and networks also rely upon third-party systems, which themselves may rely on the systems of other third parties. Problems caused by, or occurring in relation to, Ollamani’s third-party vendors and systems, including those resulting from breakdowns or other disruptions in information technology services provided by a vendor, failure of a vendor to provide current or higher volumes of required services or cyber-attacks and security breaches at a vendor may in the future materially and adversely affect Ollamani’s business, reputation, financial condition, and results of operations.

Like other companies, the systems and networks Ollamani maintains and third-party systems and networks Ollamani uses have in the past been, and will likely in the future be, subject to or targets of unauthorized or fraudulent access, including physical or electronic break-ins or unauthorized tampering, as well as attempted cyber and other security threats and other computer-related penetrations such as “denial of service” attacks, phishing, untargeted but sophisticated and automated attacks, and other disruptive software. The frequency and sophistication of such threats continue to increase and often become further heightened in connection with geopolitical tensions.

There is no assurance that Ollamani’s security measures, including information security policies, administrative, technical and physical controls and other actions designed to be preventative will provide fully effective protection from such events. In connection with Ollamani’s separation from Grupo Televisa, Ollamani will transition to separate information systems and will be responsible for its own cybersecurity. Any of the foregoing risks may be exacerbated by the separation and related transition.

Risk Factors Related to Market Conditions and the Global and Local Economy

Developments in other countries and investors’ risk perceptions, particularly with respect to the United States, Europe, China, and emerging market countries, could adversely affect the Mexican economy, the market prices of Ollamani’s securities, and Ollamani’s results of operations.

The market prices of securities issued by Mexican issuers are affected to varying degrees by economic and market conditions elsewhere, including the United States, China, the rest of Latin America, and other emerging market countries. Therefore, investors’ reactions to events in any of these countries could have an adverse effect on the market price of securities issued by Mexican issuers. Crises occurring in the United States, Europe, China, or in emerging market countries could cause a decrease in the level of investor interest in securities issued by Mexican issuers, including securities issued by Ollamani.

Crises in other economies, such as Europe, China, and the United States, could cause a slowdown in the global economy. Moreover, operations, including demand for Ollamani’s products or services, have also been historically affected by rising interest rates in the United States and other parts of the world.

In response to the Russian invasion of Ukraine, many jurisdictions, including the United States, the United Kingdom, and the European Union have imposed sanctions, export controls, import bans, new investment bans, and other trade restrictions on Russia. While Mexico has so far refrained from imposing such trade restrictions against Russia, the conflict in Ukraine and related sanctions against Russia could affect international macroeconomic conditions.

Any of these conditions could adversely affect the market price of the Ollamani Shares and make it difficult for Ollamani to access capital markets to finance its future operations, which in turn could have a material adverse effect on Ollamani’s business, financial condition, results of operations, cash flows, and/or prospects, as well as on the market price of its securities.

As a result of the execution of free trade agreements and the increase in the levels of economic activity between Mexico and the United States, the Mexican economy has been significantly linked to the economic environment in the United States. The existence of an adverse economic environment in the United States or other similar events could have an adverse effect on the economic environment in Mexico, which could, in turn, have a material adverse effect on Ollamani’s business, financial condition, and results of operations. Additionally, increased or perceived increased economic protectionism in the United States and other countries could lead to decreased levels of trade, investment, and economic growth, which in turn could have a negative impact on the Mexican economy. These economic and political consequences could adversely affect Ollamani’s business, financial condition and results of operations.

There can be no assurances that circumstances in other emerging market countries, the United States, or elsewhere will not have a material adverse effect on Ollamani’s business, financial condition, results of operations, cash flows, and/or prospects, as well as on the market price of its securities.

Ollamani’s profitability is affected by various factors, including reductions in demand for Ollamani’s business services. Demand for Ollamani’s products and services in Mexico could be adversely affected by tightening credit markets and economic downturns. Ollamani depends on consumer demand in Mexico, the United States, and other countries which affect Ollamani’s business, and consumer spending that falls short of Ollamani’s projections could adversely affect Ollamani’s revenues and profitability.

Uncertainty in the global financial markets could affect Ollamani’s financing costs and affect its customers and counterparties.

Global financial markets continue to be unstable and it is difficult to predict how long the effects of the global financial crisis of recent years will persist, and what impact they will have on the global economy in general, or in particular, on the economies in which Ollamani operates. Slow economic growth in these countries could result in a decrease in consumer spending, affecting Ollamani’s products and services. If access to credit becomes more limited and credit costs rise, Ollamani’s financing costs could be adversely affected. Difficulties in financial markets could also adversely affect some of Ollamani’s customers. Additionally, Ollamani may, in the future, execute various derivative transactions with financial institutions, including an interest rate and exchange rate hedging agreement, and could be significantly affected by financial problems of its counterparties.

An increase in interest rates in the United States could adversely impact the Mexican economy and, as a result, have an adverse effect on Ollamani’s business, financial condition or results of operation.

The U.S. Federal Reserve's decision to raise interest rates on bank reserves has led and could continue to lead to a generalized increase in interest rates in the United States. For example, in 2022 and 2023, in response to rising inflation, the Federal Reserve raised interest rates. This could redirect the flow of capital from emerging markets to the United States, as investors could earn higher risk-adjusted returns in the United States or other larger, more developed economies than Mexico. Therefore, companies in emerging markets, such as Mexico, may find it more difficult and costly to borrow or refinance their existing debt. This could adversely affect Ollamani’s economic growth potential and the ability to refinance existing debt, and could adversely affect Ollamani’s business, financial condition, results of operations, cash flows, and/or prospects, as well as the market price of its securities.

Renegotiation of trade agreements or changes in foreign policy by the U.S. presidential administration could adversely affect imports and exports between Mexico and the United States, and these and other economic and geopolitical effects could adversely affect Ollamani.

For the past several years, there has been uncertainty regarding U.S. policies with respect to trade, tariffs, immigration, and foreign affairs with respect to Mexico. In the future, there could be a number of changes in the relationship between Mexico and the United States.

Additionally, other U.S. governmental policies may also adversely affect the economic situation in Mexico. The current relationship between the governments of Mexico and the United States, as well as political and economic factors in each country, could result in changes in international trade and investment policies, including new or higher taxes on products imported from Mexico into the United States.

The events described above could affect Ollamani’s business, financial condition, results of operations, cash flows, and/or prospects, as well as the market price of its securities. Other economic and geopolitical effects could adversely affect Ollamani.

Given that Mexico’s economy is heavily influenced by the U.S. economy, the implementation of T-MEC and/or other governmental policies in the United States that the federal government may adopt could adversely affect the economic situation in Mexico. On September 30, 2018, Mexico, Canada, and the United States reached an agreement on the terms and conditions of the T-MEC, which became effective on July 1, 2020. The T-MEC includes a 16-year sunset clause, under which the terms of the agreement will expire, or be suspended, after 16 years and is subject to review every six years, at which time Mexico, Canada, and the United States may decide whether to extend the T-MEC. The implementation of the new terms of the T-MEC could have an adverse effect on the Mexican economy, including the level of imports and exports, which could significantly affect Ollamani’s business, financial conditions, and results of operations. Other economic and geopolitical effects, including those related to U.S. policy with respect to trade, tariffs, and immigration, could adversely affect Ollamani.

Rising inflation in Mexico could decrease demand for Ollamani’s services and increase its financing costs.

Mexico has experienced high levels of inflation in the past. The annual inflation rate, calculated using changes in the National Consumer Price Index (INPC), was 3.2% in 2020, 7.4% in 2021, and 7.8% in 2022, and was 4.66% in 2023. Any adverse changes in the Mexican economy could have a negative impact on price stability and, thus, result in a higher rate than the annual inflation rates of its main trading partners, including the United States. High inflation rates may adversely affect Ollamani’s business, financial condition, and results of operations.

High interest rates in Mexico could increase Ollamani’s financing costs.

During the past year, interest rates in Mexico increased in line with global market movements. The 28-day interest rates averaged approximately 4.6%, 7.9%, and 11.4% for 2021, 2022 and 2023, respectively (source: Banxico). High interest rates in Mexico could increase Ollamani’s financing costs and, therefore, affect its business, financial condition, results of operations, and cash flows.

Changes in the relative value of the Peso against the Dollar could have a material adverse effect on Ollamani.

Currently, the exchange rate of the Peso against the Dollar is determined based on its free market fluctuation in accordance with policies established by the Foreign Exchange Commission, which is comprised of officials from the Mexican Central Bank and the Mexican Ministry of Finance and Public Credit. In the past, the Mexican government has imposed restrictions and controls on the ability of Mexican companies to transfer money out of the country. There can be no assurance that the Mexican Government will maintain its current exchange rate policy or that it will not adopt a different monetary policy, as it has done in the past, which, in turn, could affect the exchange rate or Ollamani’s ability to exchange Pesos for other foreign currencies, including the Dollar, or affect the ability to transfer funds out of Mexico. Any change in monetary policy, the exchange rate regime, or the exchange rate itself as a result of market conditions beyond Ollamani’s control could have a material effect on Ollamani’s business, financial condition, and results of operations.

Political events in Mexico could affect Mexican economic policy and Ollamani’s business, financial condition, and results of operations.

The last presidential and congressional elections were held in July 2018. Andrés Manuel López Obrador, candidate of the National Regeneration Movement party (Movimiento de Regeneración Nacional), or “Morena,” was elected President of Mexico and took office on December 1, 2018. Moreover, congressional elections in Mexico were held on June 6, 2021. In such elections, the coalition led by Morena “Juntos Hacemos Historia,” together with Partido del Trabajo, and Partido Verde Ecologista de Mexico, maintained an absolute majority; however, they lost the supermajority, which requires two-thirds of the members of Congress.

Ollamani’s business, financial condition, and results of operations could be adversely affected by changes in governmental policies or regulations that involve or affect Ollamani’s management, operations, and tax regime. In particular, tax policy in Mexico is subject to continuous change.

Ollamani cannot predict the policies of the government in the future, or whether the coalition that currently has control of an absolute majority in Congress may maintain such control, and whether such coalition or any political force may implement substantial changes to existing laws, policies, and regulations in Mexico, which may have a material effect on Ollamani’s business, its activities, financial condition, results of operations, cash flows, and/or prospects. As with any new governmental policies or regulations, Ollamani cannot predict whether and to what extent such policies and regulations will affect its business, financial condition, or results of operations, or the legal environment in which it operates.

Mexico has experienced a period of increased criminal activity and such activity could adversely affect Ollamani’s business and affect its customers and counterparties.

In recent years, Mexico has experienced increased criminal activity and violence, primarily due to organized crime. These activities, their increase, and the violence associated with them could have an adverse impact on the environment in which Ollamani’s operations are conducted and, thus, on its business, financial condition and results of operations.

Risk Factors Related to Ollamani Shares and Ollamani CPOs

There is currently no public market for the Ollamani Shares and Ollamani CPOs, and such market may not develop in a manner that will provide investors with adequate liquidity after the Ollamani Shares and/or Ollamani CPOs are registered and listed for trading on the Mexican Stock Exchange. If the price of the Ollamani Shares and Ollamani CPOs fluctuates thereafter, an investor could lose some or all of its investment.

Prior to the Distribution Date, there will not be an active market on any stock exchange with respect to the Ollamani Shares and Ollamani CPOs. If such a market does not develop following the completion of the Spin-off, investors may have difficulty selling the Ollamani Shares and Ollamani CPOs. Ollamani cannot predict the extent to which the development of investor interest in Ollamani will lead to an active market for the Ollamani Shares and Ollamani CPOs on the Mexican Stock Exchange, or how liquid such a market would be. The price of the Ollamani Shares and Ollamani CPOs at the time they are first listed on the Mexican Stock Exchange may not be indicative of the prices that will prevail in the market thereafter. Consequently, investors may not be able to sell the Ollamani Shares and Ollamani CPOs at a price that is acceptable to investors. In addition to the aforementioned risks, the market price of the Ollamani Shares and Ollamani CPOs may be influenced by various factors, some of which are beyond Ollamani’s control, including:

•	High volatility in the market price and trading volume of securities of companies in the sectors in which Ollamani and its subsidiaries participate, which are not necessarily related to the performance of these companies;
•	Changes in earnings or variations in Ollamani’s results of operations;
•	Differences between actual financial and operating results and those expected by investors;
•	Performance of companies that are comparable to Ollamani or the Ollamani Subsidiaries;
•	Industry conditions or trends;
•	Announcements by Ollamani or its competitors regarding agreements, acquisitions, strategic alliances, joint ventures, or significant investment commitments;
•	Restrictions and conditions related to acquisitions and other expansions of Ollamani;
•	The introduction of new products and/or services by Ollamani or its competitors;
•	New laws or regulations or new interpretations of laws and regulations, including tax or other provisions applicable to Ollamani’s business or that of its subsidiaries;
•	Investors’ perceptions of Ollamani and the industry in which it operates;
•	Changes in financial estimates or recommendations of securities analysts and variations between actual and forecasted results and investors’ expectations;
•	Acts performed by Ollamani’s principal shareholders with respect to the sale of their shares, or perceptions that they plan to sell such shares;
•	The hiring or loss of key executives;
•	Perceptions about the manner in which Ollamani’s managers provide their services and perform their duties;
•	An increase in competition;
•	Changes in technology that affect the business;
•	Announcements, results, or actions performed by competitors;
•	Currency devaluations and imposition of foreign exchange controls or controls on Ollamani’s ability to transfer funds;
•	General trends in the economy or financial markets in Mexico and the rest of the world, including those resulting from wars, acts of terrorism, or actions taken in response to such events;
•	Sales of shares or other securities by shareholders;
•	The future effects that an event such as the COVID-19 pandemic could have on operations and the global economy; and
•	The political situation and events in Mexico and the rest of the world.

Additionally, the capital markets, in general, have experienced significant fluctuations in price and volume that have generally been unrelated or disproportionately related to the performance of the specific companies affected. Ollamani cannot predict whether the Ollamani Shares and/or Ollamani CPOs will trade above or below Ollamani’s net asset value. Moreover, these types of general fluctuations could adversely affect the price of the Ollamani Shares and/or Ollamani CPOs. In the past, shareholders have filed class action lawsuits against companies following periods of volatility in the market price of their securities. Any similar litigation against Ollamani could result in substantial costs, divert management's attention and resources.

Any of these market and industry factors could materially and adversely affect Ollamani’s business, financial condition, results of operations, and the price of the Ollamani Shares, regardless of Ollamani’s performance.

Ollamani will only list its securities in Mexico and will not file periodic reports with the SEC.

The shares of Ollamani to be distributed in connection with the Spin-off have not been and will not be registered under the Securities Act. Ollamani will be relying on an exemption provided by Rule 12g3-2(b) under the U.S. Exchange Act and therefore will not be required to register its shares with the SEC. In accordance with Rule 12g3-2(b), Ollamani will make available certain documents, including Ollamani’s annual reports, press releases and certain other information made public in Mexico. Notwithstanding the foregoing, there can be no assurances that Ollamani will be able to successfully rely on the exemption provided by Rule 12g3-2(b) under the U.S. Exchange Act.

However, unlike Grupo Televisa, which files reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers, Ollamani will not be required to file with the SEC annual reports on Form 20-F or furnish reports on Form 6-K. As a result, the level of disclosure and type of information that Ollamani will provide to its shareholders will not be as extensive or detailed as that which holders of Grupo Televisa GDSs are accustomed to receiving.

It is difficult to predict the trading price of the Ollamani CPOs on the Mexican Stock Exchange.

The initial listing price of the Ollamani CPOs will be determined by the market through a spin-off auction in accordance with the methodology set forth in the Internal Regulations of the Mexican Stock Exchange. As a result, Ollamani cannot predict the initial listing price of the Ollamani CPOs. Furthermore, the trading price of the Ollamani CPOs could decrease below the initial listing price on the first day of trading on the Mexican Stock Exchange. This price could fluctuate significantly depending on a number of factors, including, among others:

•	Actual or expected fluctuations in Ollamani’s results of operations from period to period;

•	Changes in accounting standards, policies, interpretations, or principles;

•	Decrease in securities analysts’ coverage of the Ollamani CPOs compared to the Grupo Televisa CPOs;

•	Changes in revenue estimates or projections made by securities analysts with respect to Ollamani or Ollamani’s inability to meet such expectations or projections;

•	Operating performance and prior performance of securities generated by similar companies; and

•	General market fluctuations and changes in economic conditions in Mexico and worldwide.

Additionally, as described below, holders of Grupo Televisa GDSs may only receive Ollamani CPOs in limited circumstances and subject to the satisfaction of certain conditions. Holders of Grupo Televisa GDSs that are unable to receive Ollamani CPOs or that otherwise elect not to receive Ollamani CPOs will only be entitled to payment of the net cash proceeds from their sale. A substantial number of Ollamani CPOs may be sold in connection with distributions to holders of Grupo Televisa GDSs. Sales of Ollamani CPOs by the Depositary may result in an excess supply in the secondary market for Ollamani CPOs, which could adversely affect the trading price of Ollamani’s securities.

Once listed on the Mexican Stock Exchange, the combined value of the Ollamani CPOs and Grupo Televisa CPOs may not equal or exceed the pre-Spin-off value of the Grupo Televisa CPOs.

Ollamani cannot provide assurance that the combined trading prices of the Ollamani CPOs and Grupo Televisa CPOs will be equal to or greater than the trading price of the Grupo Televisa CPOs prior to the Spin-off.

The relatively low liquidity and high volatility of the Mexican securities market could cause the prices and trading volumes of the Ollamani CPOs to fluctuate significantly.

The Mexican Stock Exchange is one of the largest stock exchanges in Latin America in terms of cumulative market capitalization of the companies listed on it, but its liquidity and volatility make it small in comparison with other foreign stock markets. Although the public participates in the exchange of securities on the Mexican Stock Exchange, large institutional investors carry out a significant portion of the activity there. The volume of listings of securities issued by emerging market companies, such as Mexican companies, tends to be lower than the volume of listings of securities issued by companies in more developed countries. These market characteristics may limit a holder’s ability to sell its Ollamani CPOs and may also affect the market price of its Ollamani CPOs.

If securities or industry analysts do not publish research or reports on the business, or if they publish negative reports, the stock price and trading volume could decline.

The price of Ollamani’s CPOs in the stock market depends in part on research and reports that securities or industry analysts publish about Ollamani and/or its business. If one or more of the analysts covering Ollamani revise downward their estimates of the value of the Ollamani Shares and/or publish inaccurate or unfavorable research about the business, the price of the Ollamani CPOs could decline. If one or more of such analysts cease to cover Ollamani or fail to publish regular reports on Ollamani, demand for the Ollamani Shares could decrease, which could cause the share price and trading volume to decline.

Holders of Series “D” and Series “L” Shares have limited voting rights.

Ollamani's bylaws provide that holders of Series “D” Shares and Series “L” Shares have limited voting rights.

Holders of Series “D” Shares with limited voting rights and preferred dividends under Article 113 of the Mexican General Business Corporation Law have the right to attend and vote, at the rate of one vote per share, at special meetings of Series “D” Shares and at extraordinary general shareholders’ meetings held to transact any of the following matters: (i) extension of the duration of Ollamani; (ii) early dissolution of Ollamani; (iii) change of corporate purpose of Ollamani; (iv) change of nationality of Ollamani; (v) transformation (transformación) of Ollamani; (vi) merger of Ollamani with another company (including mergers where the latter is the surviving company); and (vii) cancellation of the registration of Ollamani’s Series “D” Shares or other securities issued in respect of such securities with the Mexican Securities Market Law and any securities market in Mexico or abroad in which the securities are registered. Holders of Series “D” Shares have the right to designate, at the appropriate special meeting, two directors and their respective alternates, who must be independent directors.

Holders of Series “L” Shares are subject to restrictions with respect to voting and other corporate rights and are entitled to attend and vote, at the rate of one vote per share, at special meetings of Series “L” Shares and at extraordinary general shareholders’ meetings held to transact any of the following matters: (i) transformation (transformación) of Ollamani; (ii) merger of Ollamani with another company, in which Ollamani is not the surviving entity; and (iii) cancellation of the registration of Ollamani’s Series “L” Shares or other securities issued in respect of such shares with the Mexican Securities Market Law. Holders of Series “L” Shares have the right to designate, at the appropriate special meeting, two directors and their alternates, who must be independent directors.

For further information, see the section of this Information Statement entitled “Bylaws.”

Ollamani cannot provide assurances that it will pay cash dividends.

The resources available for the payment of cash dividends by Ollamani, if any, could be affected by several factors, including Ollamani’s results of operations, financial condition, capital requirements, as well as current or future legal and contractual restrictions, such as the terms and conditions set forth in the debt instruments assumed or that may be assumed in the future by Ollamani and its subsidiaries, as well as Ollamani’s ability to obtain resources from its subsidiaries, among other factors.

Moreover, the amounts available in cash for the payment of dividends could vary significantly from those estimated. Ollamani’s actual results could differ significantly from the estimates used by the Board of Directors in connection with its recommendations to declare dividends or to adjust the dividend policy.

The protections offered to minority shareholders in Mexico are different from the protections offered in the United States and other jurisdictions.

Under Mexican law, the protections afforded to minority shareholders and the fiduciary duties of officers and directors are different from those afforded in the United States and other jurisdictions. Although Mexican law has been amended to reduce the percentage required for holders of shares to bring an action (on behalf of the company rather than shareholders) and to impose specific duties of care and loyalty on directors and principal officers, the Mexican legal regime regarding directors' responsibilities is not as comprehensive as in the United States and has not been subject to extensive judicial interpretation. Additionally, the criteria applied in the United States to verify the independence of independent directors are different from the criteria that are applicable under applicable laws and regulations in Mexico. Moreover, in Mexico the procedures for the filing of class actions are less clear and do not have the same level of development and experience as in the United States; furthermore, the procedural requirements to initiate an action are different. As a result, it may be more difficult in practice for Ollamani’s shareholders to enforce their rights against Ollamani or its directors or officers than it would be for shareholders of a public company in the United States.

In accordance with applicable Mexican law, Ollamani’s bylaws restrict the ability of foreign shareholders to invoke the protection of their governments with respect to their rights.

As required by applicable Mexican law, Ollamani’s bylaws provide that foreign shareholders are considered Mexican with respect to their interest in Ollamani, and that they agree not to invoke the protection of their governments or request diplomatic intervention against the Mexican government with respect to their rights and obligations as shareholders. In the event of a violation of this provision, such shareholders could lose, in favor of the Mexican government, the shares they own. However, Ollamani’s bylaws do not require foreign shareholders to waive any other rights they may have, including any rights under the securities laws of the United States with respect to their investment in Ollamani.

Holders of Grupo Televisa GDSs may only receive Ollamani CPOs in limited circumstances and subject to the satisfaction of certain conditions.

The distribution of Ollamani CPOs may be made to holders of Grupo Televisa GDSs that so request and meet certain requirements. Only holders of record of Grupo Televisa GDSs that complete and return a letter of eligibility certifying that they are (1) a person that is not a U.S. person (“U.S. person” as defined in Regulation S) that receives the Ollamani CPOs in an offshore transaction (“offshore transaction” as defined in Regulation S), or (2) a person that (i) is a qualified institutional buyer (“Qualified Institutional Buyer” as defined in Rule 144A under the Securities Act), that receives the Ollamani CPOs pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act, and (ii) is an institution of a type to which the Ollamani CPOs may be offered in a transaction exempt from any registration or qualification requirement under the securities laws of any state, territory, or possession of the United States in which the holder of the Grupo Televisa GDS is located, are authorized to receive the Ollamani CPOs as described in this Information Statement.

Moreover, in order to receive the Ollamani Shares, such holders of Grupo Televisa GDSs must maintain an account with a Mexican securities broker, bank, or Indeval participant. It is the responsibility of any holder of Grupo Televisa GDSs that is eligible to receive its Ollamani CPOs to maintain such account, give appropriate transfer instructions to the Depositary prior to the transfer deadline, and comply with any other applicable requirements, including the requirements of DTC. A holder of Grupo Televisa GDSs that fails to comply with such requirements, fails to maintain such an account, or gives inadequate or untimely transfer instructions will not receive its Ollamani CPOs from the Depositary and will only be entitled to payment of the net cash proceeds from their sale.

Any holders of Grupo Televisa GDSs that timely comply with the foregoing requirements will receive, to the account designated by each holder for such purpose, the Ollamani CPOs that each is entitled to receive according to the instructions it has provided directly or through the broker-dealers and/or securities market participants. Because any such Ollamani CPOs will be held in Mexico and listed only on the Mexican Stock Exchange, their liquidity and volatility may vary from the liquidity and volatility of the Grupo Televisa GDSs. As a result, investors may not be able to sell the Ollamani CPOs to the same extent or in the same manner as the Grupo Televisa GDSs.

Holders of Grupo Televisa GDSs who receive proceeds from the sale of Ollamani CPOs by the Depositary will have no control over the timing and manner of such sale.

Holders of Grupo Televisa GDSs that do not request to receive Ollamani CPOs or that do not otherwise meet the eligibility requirements will receive the net cash proceeds from the sale by the Depositary of the Ollamani CPOs. Depending on market conditions, the sale of the Ollamani CPOs may take place over extended periods of time and through multiple transactions. Holders of Grupo Televisa GDSs will have no control over the timing or duration of the sale process, the timing of the conversion of proceeds into Dollars or the timing of distribution of proceeds to such holders, which will be made by the Depositary pursuant to the deposit agreement. The Depositary's sales price of the relevant Ollamani CPOs could fluctuate significantly during this time.

The Depositary will have no obligation to mitigate any adverse effect on the amount of Dollar proceeds to be distributed to holders of Grupo Televisa GDSs that may result from fluctuations in the market value of the Ollamani Shares or the exchange rate applicable to proceeds obtained in Pesos and converted into Dollars. As a result, there can be no assurance that the exchange rate to be used or obtained in connection with the sale of the Ollamani CPOs will be the most favorable rate that could have been obtained on such date, or that the method by which such exchange rate was determined is the most favorable to holders of Grupo Televisa GDSs.

Any significant sales of Ollamani CPOs by the Depositary could have an impact on the price of shares received in the Spin-off.

The Depositary’s efforts to sell a substantial volume of Ollamani CPOs, including to provide cash to holders of Grupo Televisa GDSs that do not request to receive Ollamani CPOs or that do not otherwise meet the eligibility requirements, could have an impact on the price of shares holders will receive in the Spin-off. A significant volume of sales of Ollamani CPOs by the Depositary could result in an excess supply in the secondary market for Ollamani CPOs, which could adversely affect the trading price of Ollamani’s securities. In such event, holders of Ollamani CPOs may not be able to sell their securities at a price that is acceptable to them and any proceeds to holders of Grupo Televisa GDSs that do not request to receive Ollamani CPOs or that do not meet certain eligibility requirements may be diminished.

The proceeds from the sale of Ollamani CPOs will be denominated in Pesos and the exchange rate against the Dollar is subject to exchange rate fluctuations.

The proceeds from the sale of Ollamani CPOs for holders of Grupo Televisa GDSs that do not request to receive Ollamani CPOs or that do not otherwise meet the eligibility requirements will be denominated in Pesos. The Peso exchange rate against the Dollar is subject to exchange rate fluctuations. The Peso has been subject to significant depreciation against the Dollar in the past and may be subject to depreciation in the future. Any significant fluctuation in the Peso-Dollar exchange rate could have an adverse impact on the Dollar value of the net proceeds from the sale of Ollamani CPOs.

The number of Ollamani Shares and Ollamani CPOs distributed to Ollamani shareholders may be less than the number of Ollamani Shares and Ollamani CPOs initially registered with the Mexican Securities Market Law.

Ollamani Shares and Ollamani CPOs issued by Ollamani will be delivered to the same holders and in the same proportion as their interest in Grupo Televisa, and the total number of Ollamani Shares that will represent Ollamani’s capital stock will be equal to the total number of shares that represents the capital stock of Grupo Televisa (excluding shares that Grupo Televisa holds in treasury as of the Share Record Date). Moreover, the Ollamani Shares will be listed in Mexico in the form of Ollamani CPOs and Grupo Televisa CPO holders will be entitled to receive 1 (one) Ollamani CPO for every 20 (twenty) Grupo Televisa CPOs held. However, Grupo Televisa will register with the National Securities Registry a number of Ollamani Shares and Ollamani CPOs based on the capital stock of Grupo Televisa prior to the Distribution Date. There may be changes in the number of shares that represents the capital stock of Grupo Televisa and are owned by holders entitled to receive Ollamani Shares and Ollamani CPOs between the date of initial registry and the distribution date of such shares. As a result of the foregoing, the number of Ollamani Shares and Ollamani CPOs distributed on the Distribution Date may be less than the number of Ollamani Shares and Ollamani CPOs initially registered with the National Securities Registry.

Risk Factors Related to Government Regulation and Policies

Ollamani is heavily regulated and the imposition of fines, penalties, or other actions by regulatory and other authorities could adversely affect Ollamani’s financial condition and results of operations.

Ollamani is subject to federal, state, and municipal regulations, and various authorities of these three levels of government conduct frequent verification visits and inspections of Ollamani’s businesses, which may result in sanctions ranging from fines or imposition of measures, to closures or revocation of licenses or permits. Recently, regulatory authorities have increased the regularity of their supervision of regulated entities, and consequently, the imposition of sanctions, measures, fines, and tax liabilities has increased significantly.

There is no assurance that Ollamani will achieve favorable outcomes in any of these matters that arise in the future. Ollamani could be required to pay fines and penalties that could be significant in amount, or otherwise be subject to the closure of its businesses and/or the revocation of licenses and permits, which could materially and adversely affect Ollamani’s business, reputation, financial condition, and results of operations.

Changes in current laws and enactment of new laws could adversely affect Ollamani’s operations and revenues.

Ollamani’s activities, business, and investments are subject to various federal, state, and municipal regulations, ordinances, rules, policies, and procedures, which must be strictly observed by Ollamani. Health regulations, including those resulting from the COVID-19 pandemic and those related to tobacco use in establishments, directly affect the operation of the Azteca Stadium and Ollamani’s gaming business establishments.

The aforementioned federal, state, and municipal regulations, ordinances, rules, policies, and procedures are subject to frequent change, and Ollamani’s operations may be affected by actions of various Mexican federal, state, and municipal governmental authorities.

Such changes could adversely affect Ollamani’s operations and revenues.

Antitrust Law.

The Mexican Federal Antitrust Law (Ley Federal de Competencia Económica) (the “LFCE”) and its regulations could affect some of Ollamani’s activities, including its ability to introduce new products or services, enter into new businesses, and carry out acquisitions. Additionally, the LFCE and its regulations, as well as any conditions or measures imposed by the COFECE, may affect Ollamani’s ability to determine the fees it charges for its services and products or the manner in which Ollamani provides such products or services. Approval of the COFECE is required for Ollamani to acquire certain businesses, or to enter into certain joint venture agreements. Ollamani cannot provide assurance that the COFECE will authorize such acquisitions or joint venture agreements, which may affect Ollamani’s business strategy, financial condition, and results of operations. The COFECE could also impose conditions, obligations, and fines that could adversely affect Ollamani’s business, business strategy, financial condition, and results of operations.

Social Security Law.

Article 15-A of the Social Security Law (Ley del Seguro Social) could adversely affect Ollamani’s financial conditions and results of operations. Article 15-A provides that companies that obtain personnel services from third parties are jointly and severally liable for the social security obligations that must be complied with by the companies providing personnel services for the benefit of their respective employees. Moreover, Article 15-A provides the obligation to send a list to the Mexican Social Security Institute (Instituto Mexicano del Seguro Social) including all agreements entered into with the companies that provide personnel services.

Mexican Federal Labor Law.

In addition to the above, certain provisions of the Mexican Federal Labor Law (Ley Federal del Trabajo) could adversely affect Ollamani’s financial conditions and results of operations. The Mexican Federal Labor Law, as amended in April 2021, provides, among other things, that subcontracting of personnel is prohibited and will only be permitted if the personnel service provider renders specialized services or work; however, the specialized service or work must not be contemplated in the corporate purpose of Ollamani or be related to its main economic activity. Companies that provide specialized services will be required to complete a registration with the Mexican Ministry of Labor and Social Welfare (Secretaría del Trabajo y Previsión Social). If these requirements are not met, Ollamani will be jointly and severally liable for all obligations applicable to employers with respect to such personnel in accordance with the Mexican Federal Labor Law. Fines and penalties may be imposed on companies that do not comply with all applicable obligations, and the use of simulated schemes for the rendering of specialized services or the execution of specialized works, as well as the subcontracting of personnel, will be treated as a crime.

The reform approved in April 2021 resulted in changes in the laws governing labor, tax, and social security. The purpose of such reform is to prevent the use of subcontracting schemes.

This amendment also provides that the amount of employee profit sharing paid to employees will be limited to a maximum of three months of the employee’s salary or the average profit sharing received in the last three years, whichever is more favorable to the employee. One of the tax implications of this reform is that tax receipts issued in connection with the subcontracting of personnel will not generate tax effects (for example, the expense would not be deductible for income tax purposes and VAT would not be creditable).

Mexican Tax Laws.

In December 2019, the Mexican Congress approved the economic package for 2020, which included several amendments to the Mexican Income Tax Law (Ley del Impuesto Sobre la Renta), the Mexican VAT Law (Ley del Impuesto al Valor Agregado), the Mexican Special Production and Services Tax Law (Ley del Impuesto Especial de Producción y Servicios), and the Mexican Federal Tax Code (Código Fiscal de la Federación), which became effective in January 2020. The purpose of some of the most relevant changes made is to incorporate into Mexican tax law some of the actions included in the final report of the Action Plan on Base Erosion and Profit Shifting (“BEPS”) published by the Organisation for Economic Co-operation and Development in February 2013, such as: (i) limitations on interest deductions and other deductions, (ii) update of controlled foreign company rules, (iii) new provisions for foreign tax-transparent entities, (iv) modification of the definition of permanent establishment, and (v) incorporation of new rules for taxing the digital economy.

Other relevant amendments to prevent tax evasion include: (i) a new obligation for tax advisors and taxpayers to disclose reportable schemes, and (ii) the inclusion of a general anti-abuse rule.

The following are the most relevant tax changes that became effective on January 1, 2020, some of which could affect Ollamani:

Net interest expense deduction limitations. In accordance with the recommendations of Action 4 of the final BEPS project “Limiting base erosion via interest deductions and other financial payments”, net interest deduction will be limited to 30% of adjusted taxable income. The limitation applies to the amount of interest expense exceeding $20 million Pesos, considering the total interest expense of all companies belonging to the same corporate group. This limitation applies regardless of whether the debt or loan with respect to which interest was paid was issued before January 2020. The amount of interest expense that exceeds the limitation, and is therefore non-deductible, in a given taxable year may be deducted within the following 10 years, if certain requirements are met. There are some exceptions to this rule for debt for public financing projects for infrastructure works, real estate construction, and State-owned production enterprises.

Controlled foreign company rules. The provisions of this regime were changed to implement some of the recommendations of BEPS Action 3 “Designing Effective Controlled Foreign Company Rules.” The modifications include a new definition of effective control and the strengthening of the requirements necessary to not consider income subject to a preferential tax regime. Additionally, new rules were added to tax income from transparent foreign companies or entities and, therefore, prevent deferral of taxation from this type of vehicle.

Rules for taxing the digital economy. As part of the measures to increase efficiency in VAT collection and in accordance with the recommendations of Action 1 of the BEPS Final Project “Addressing the Tax Challenges of the Digital Economy,” several provisions were added to the Mexican VAT Law regarding the treatment of certain digital services provided in Mexico by non-residents without a permanent establishment in the country. Beginning in June 2020, foreign residents providing certain digital services in Mexico are required to collect VAT on such services and have several other compliance obligations, including, among others, registering with the Mexican Federal Taxpayer Registry, filing monthly VAT returns, and issuing invoices.

Reportable schemes. Taxpayers and their tax advisors are required to disclose to tax authorities certain reportable schemes set forth in the Mexican Federal Tax Code. Tax advisors will be required to register and report any reportable scheme if they participate in its design, organization, implementation, or management. Taxpayers will be required to disclose a reportable scheme if such scheme is designed, organized, managed, or implemented by them and if the tax advisor does not report the scheme.

The Mexican Federal Tax Code was further amended in December 2021, including as follows: (i) cases in which the Digital Seal Certificate that is used to issue invoices may be cancelled or restricted to the taxpayer were included; (ii) the definition of resident for tax purposes was modified; (iii) new requirements were added to invoices issued by taxpayers and the restriction to cancel invoices only in a certain period; (iv) new requirements must be met to carry out a corporate spin-off or merger, including that taxpayers must have a business reason to carry out the spin-off or merger in question, the obligation to identify and report relevant transactions carried out in the five years before and after the merger or spin-off, and that financial statements used to carry out a spin-off or merger must be audited by a certified public accountant; and (v) various regulations were included regarding the identification of the controlling beneficiary of each legal person, including companies, partnerships, trusts, funds, or any other legal entity, in order to ensure compliance with minimum international standards on transparency.

Mexican Securities Market Law.

The Mexican Securities Market Law imposes certain disclosure obligations and corporate practices for officers, members of the Board of Directors and committees of the Board of Directors, including the Audit and Corporate Practices Committee. Additionally, the Mexican Securities Market Law grants minority shareholders information rights and avenues to pursue legal actions. Ollamani cannot foresee the impact that the exercise of such rights may have in the future.

Risk Factors Related to Ollamani’s Publishing and Distribution Business

Transition from Traditional Media to New Media Platforms.

The publishing industry currently faces several challenges that threaten its viability and continuity, including competition with third parties that operate digital media and other forms of print and non-print media.

The rise of new media platforms within the publishing industry has impacted Ollamani’s publishing and distribution business, and Ollamani believes that this situation will continue to intensify and may adversely affect Ollamani’s business. The future structure of the publishing industry remains unpredictable, leading to significant uncertainty for Ollamani’s business. The transition from traditional media to new media platforms may require significant changes in the business model of Ollamani including the modification, reduction, or elimination of activities related to traditional media that Ollamani currently conducts. As a result of such changes, Ollamani may face increased costs that adversely affect Ollamani’s business, financial condition, and results of operations.

Potential Risks Related to Suppliers in the Publishing Business.

Ollamani cannot provide assurance regarding the availability of the necessary supplies for its publishing business, and a possible shortage of such supplies could increase the prices that Ollamani must pay to obtain them, thus affecting Ollamani’s results of operations. Ollamani may have difficulty obtaining raw materials, including paper, which is one of the most important materials for the publishing business. Additionally, paper suppliers could increase prices due to paper shortages, thus affecting Ollamani.

Several magazines in Ollamani’s publishing business operate under license agreements with third parties. Such third parties may terminate the licenses granted to Ollamani at any time. Moreover, Ollamani may require the early termination of licenses granted by third parties, resulting in breakage costs or payment of contractual penalties that could affect the financial position of Ollamani’s publishing business.

Risk Factors Related to Ollamani’s Gaming and Sweepstakes Business

Ollamani’s Gaming and Sweepstakes business could be affected by reduced consumer spending and economic downturns.

Ollamani’s Gaming and Sweepstakes business has been affected and is expected to continue to be affected by the economic situation in Mexico and the global economy in general. Any economic downturn could adversely affect Ollamani’s business, results of operation, and financial condition.

Demand for the products and services offered by Ollamani through its Gaming and Sweepstakes business may decrease in the event of an economic downturn. The purchasing power of Ollamani’s customers is sensitive to an economic downturn. An economic downturn could reduce the funds that people can allocate to gaming and entertainment activities, which would directly and adversely affect Ollamani’s results of operations.

The growth of Ollamani’s business may require the opening of new locations and/or may present investment and financing needs related to the acquisition of new machines or the remodeling and/or adaptation of casinos and rooms due to the enactment or amendment of certain federal, state, and municipal regulations, ordinances, rules, policies, and procedures.

Profits of Ollamani’s Gaming and Sweepstakes business depend on a number of factors, over which Ollamani may have no control.

Winnings in the gaming and sweepstakes industry can be affected by several factors, including a user’s skill and experience, the mix of games played, the financial resources of users, the volume of wagers placed, the amount of time spent gambling, and the number of fraudulent acts by users. As a result of the variability in these factors, the actual winnings in the Gaming and Sweepstakes business may differ from the theoretical winnings Ollamani has estimated and could result in users’ winnings exceeding those anticipated. This variability has the potential to negatively impact Ollamani’s financial condition, results of operations, and cash flows.

Moreover, Ollamani’s Gaming and Sweepstake business may be affected by the development of different forms of entertainment that compete with it for the attention of its customers, as well as by regulatory changes and aggressive promotions by competitors in physical and/or electronic establishments.

Failure in Ollamani’s systems or theft of Ollamani’s and Ollamani’s customers’ information may adversely affect Ollamani’s Gaming and Sweepstakes business.

Ollamani’s Gaming and Sweepstakes business relies heavily on information technology and systems of Ollamani and third parties contracted by Ollamani. Through such systems, Ollamani stores, manages, and transmits large volumes of information on its customers, including personal, financial, and banking information, and information about Ollamani, its personnel, and suppliers. Ollamani also processes a large number of transactions during the conduct of its business.

The systems and processes implemented by Ollamani to protect information and transactions it processes may be subject to failures or attacks that compromise their security. These risks include cyber-attacks, theft of information by employees or suppliers, failures, errors, computer viruses, or acts of negligence by Ollamani’s customers, employees, or suppliers. The measures that Ollamani takes to mitigate these risks may not be sufficient or successful, and the insurance coverage Ollamani has may not be sufficient. Moreover, Ollamani’s information technology and systems suppliers face risks similar to those described above, and Ollamani has no control over its suppliers’ systems or their operations.

Despite the measures adopted by Ollamani to mitigate the risks referred to above, the systems and the information contained therein may be breached, which may affect Ollamani’s business, reputation, relationship with its customers and their trust, and its ability to obtain new customers and/or maintain existing ones.

Although Ollamani invests in the protection of information, systems and infrastructure, and in the implementation of protective measures for its systems, Ollamani cannot guarantee that its systems and information technology will not be subject to damage, exploitation, disruption or breach. Any of the foregoing incidents would have an adverse effect on Ollamani’s business and results.

Failure to renew or revocation of Ollamani’s Gaming and Sweepstakes Permit.

Under Mexican law, Ollamani requires a permit from the Mexican Ministry of the Interior to operate the Gaming and Sweepstakes business (the “Gaming and Sweepstakes Permit”). The operation of the Gaming and Sweepstakes business may be terminated or interrupted if the authority does not renew or otherwise revokes the Gaming and Sweepstakes Permit granted to the permit holder. The Gaming and Sweepstakes Permit was granted on May 25, 2005 and expires, unless renewed, on May 24, 2030. Ollamani cannot predict whether such permit will be renewed in the future.

Additionally, the Company’s activities, business, and investments with respect to the gaming business are subject to various federal, state, and municipal rules, ordinances, regulations, policies and procedures, which must be strictly observed by the Company. Health regulations, including those related to tobacco use in establishments, directly affect the operation of the Company’s Gaming and Sweepstakes business establishments.

The aforementioned federal, state, and municipal rules, ordinances, regulations, policies, and procedures are subject to frequent changes and the Company’s operations could be affected by actions of various Mexican federal, state, and municipal governmental authorities.

Extension of the plan to open establishments of Ollamani’s Gaming and Sweepstakes business.

Pursuant to the Establishment Opening Plan of Ollamani’s Gaming and Sweepstakes business (the “Establishment Opening Plan”), Ollamani was authorized by applicable regulatory authorities to open up to 45 establishments by May 2021. The Established Opening Plan further provided that if Ollamani had not opened the authorized number of establishments by May 2021, it would be limited to the number of establishments opened at such time.

Ollamani had 18 establishments in 2021 and was unable to open additional establishments because of adverse economic conditions and the COVID-19 pandemic. As a result, Ollamani timely requested an extension from its regulatory authorities to open up to 45 establishments and is awaiting a response as of the date of this Information Statement. There is no assurance that the requested extension will be granted.

Moreover, the opening of new establishments requires a significant investment by Ollamani and Ollamani may not recover the “up front” costs of opening these new establishments, or recover the opportunity cost of diverting management and financial resources away from existing establishments, which could affect Ollamani’s financial results.

The Company cannot predict how the regulations governing its gaming business may affect its results of operations.

On November 16, 2023, the President of Mexico issued a decree (“Decree”) published in the DOF amending and adding various provisions of the Regulations to the Federal Gaming and Sweepstakes Law (“Regulations”). The Decree entered into force on the day after its publication in the DOF.

The amendments to the Regulations introduce several relevant changes that may significantly affect this industry.

The Decree repeals section VI of Article 91 of the Regulations, which indicated the modality of numbers and symbols games through machines and modifies the second paragraph of Article 12 of the Regulations so that they are prohibited by means of a new wording equating them to slot machines. Under the second paragraph of Article 12 of the Regulations, “slot machines” are defined as “any device through which the user plays with a bet, by inserting cash or any other form of payment for the purpose of obtaining a prize.” Permits for the operation of machines granted prior to the entry into force of the Decree will continue to be valid in accordance with their terms.

Additionally, the Decree establishes that the permits will have a minimum term of one year and a maximum term of fifteen years. Previously, permits had a maximum term of twenty-five years. However, the Decree specifies that “The permits for establishments currently in operation that include activities not considered in this Decree will be respected in their terms, provided they do not exceed the term provided in Article 33, Section I, of these Regulations. If this term is exceeded, the term of the permit will be understood to be fifteen years, non-extendable, counted as of the publication of this Decree in the Federal Official Gazette”.

The laws and regulations governing the Gaming business, including the Decree, may be amended in the future or be applied or interpreted in a manner that could have a material adverse effect on the Company’s business, results of operations, prospects, and financial condition.

As of the date of this Information Statement, the foregoing Decree has been challenged through an amparo proceeding with respect to the new provisions.

Risk Factors Related to Ollamani’s Soccer Business

Ollamani’s soccer business depends on Ollamani’s ability to obtain and retain key personnel and players, and on the popularity and results of Club América.

The success of Ollamani’s soccer business depends to a large extent on its executives, coaching staff, and players. Competition for coaching staff members and talented players is intense and will continue to be so. Ollamani’s ability to attract and retain high quality coaching staff and players for its sports team is critical to the success of the team and its performance in the competitions in which it participates. Ollamani cannot provide assurance that CFA will hire and retain key management, coaching staff, and players, or that players will not suffer injuries, any of which may affect the performance and popularity of the teams. Poor performance or results of Club América could affect Ollamani’s revenues by affecting ticket, food and beverage sales at the Azteca Stadium, the sales of official products, broadcast rights revenues, sponsorships and advertising, among others, and consequently have a negative impact on the results of Ollamani’s soccer business. Additionally, the increasing popularity of other sports and/or other soccer clubs could cause the competitive position of Ollamani’s soccer business to weaken. Moreover, even if Club América experiences favorable sporting results, Ollamani cannot provide assurance that such results will result in favorable financial results as these are dependent on various factors such as broadcast rights, sponsorships, and operating costs. Poor financial results could adversely affect Ollamani’s business, financial condition, and results of operations, and the value of the Ollamani shares.

Penalties imposed by the COFECE.

Club América was subject to a sanction in 2021 by the COFECE for its participation in two acts that are classified in the LFCE as absolute monopolistic practices, the resolution of which is now final. The fine imposed has been timely paid by Club América.

Pursuant to the LFCE, an economic agent that is considered a repeat offender may be sanctioned with double the fine. The COFECE considers the following in determining whether an economic agent is a repeat offender: (i) whether the economic agent who incurs a violation that has been sanctioned commits another offense prohibited by the LFCE, regardless of its same type or nature; (ii) whether the previous resolution is final at the beginning of the second or subsequent proceeding; and (iii) whether no more than ten years have elapsed between the commencement of the proceeding and the final resolution.

Presently, the sanction imposed on Club América satisfies the three elements required for Club América to be considered a repeat offender in the event of a subsequent sanction by the COFECE. The conduct sanctioned occurred prior to the imposition of the sanction, and Club América has sought to implement internal mechanisms to prevent any practice contrary to the LFCE. Nevertheless, if the COFECE identifies any conduct carried out by Club América, which has been carried out within the time period that the LFCE is permitted to analyze conduct for these purposes (10 years from the date of its occurrence, and in the case of continued conduct, 10 years from the date of the cessation of the conduct) or is later carried out, Club América could be considered a recidivist for the purposes set forth in the LFCE.

Ollamani may be subject to sanctions by soccer authorities.

CFA and FDF are subject to the regulations and provisions of various soccer authorities like the CONCACAF and FIFA at the international level, and the Mexican Soccer Federation and Liga MX at the national level.

Both CFA and FDF and the Azteca Stadium allocate economic and human capital resources to comply with their obligations before sports authorities. However, this may not be sufficient and the soccer business could be affected by sanctions or vetoes.

Soccer authorities may impose restrictions on CFA, FDF or on the Azteca Stadium with respect to matches played or sanction them as a result of violations of the regulations or provisions to which they are subject, including violent acts, vandalism, conflicts between supporters' clubs or civil riots by supporters' clubs during soccer matches in which Club América participates or those that take place at the Azteca Stadium.

Sale of food and beverages at the Azteca Stadium.

The revenues of FDF could be adversely affected if the appropriate authorities limit or restrict the sale of food or beverages therein, or in the event of any change in current regulations affecting the manner in which the Azteca Stadium conducts the sale of food and beverages in its facilities.

Remodeling of the Azteca Stadium could affect its operations.

FIFA has announced that the Azteca Stadium will host soccer matches during the 2026 FIFA World Cup. As a result, it is expected to undergo a major remodeling to achieve its modernization and comply with FIFA’s requirements. This is in addition to various renovation projects surrounding the Azteca Stadium that are separately underway.

Remodeling and renovation projects involve significant capital expenditure, and additionally could interrupt the operations of the Azteca Stadium during the period of construction by limiting the availability of the stadium or the number of fans that can attend various events. Any interruptions in the operations of the Azteca Stadium could negatively affect the revenues of the Azteca Stadium.

In the future, Ollamani may also incur indebtedness in connection with the possible remodeling and renovation of the Azteca Stadium. Furthermore, the actual revenues achieved as a result of the remodeling may be lower than Ollamani anticipates and has assumed.

Moreover, claims of users or inhabitants of areas surrounding the Azteca Stadium and blockades or protests that they may carry out could significantly affect the operations of the Azteca Stadium. If Ollamani incurs indebtedness, the risks it would face as a result of the foregoing could be intensified.

FORWARD-LOOKING STATEMENTS

Some of the information contained or incorporated by reference in this Information Statement constitutes “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although Ollamani has based these forward-looking statements on its expectations and projections about future events, it is possible that actual events may differ materially from its expectations. Examples of such forward-looking statements include:

•	statements with respect to the Spin-off;

•	estimates and projections with respect to Ollamani’s financial results, cash flows, capital expenditures, dividends, capital structure, financial position or other financial items or ratios;

•	statements regarding Ollamani’s plans, objectives or goals, including those relating to anticipated trends, competition, regulation and rates;

•	statements related to regulatory matters;

•	statements regarding the impact of the COVID-19 pandemic;

•	statements about Ollamani’s future economic performance or statements concerning general economic, political or social conditions in Mexico or other countries in which Ollamani operates or has investments;

•	statements about competitive developments in the industries in which Ollamani operates;

•	other descriptions of factors or trends affecting the industry in general and Ollamani’ financial condition in particular; and

•	statements with respect to the assumptions underlying the above.

Ollamani uses words such as “believe”, “anticipate”, “plan”, “expect”, “intend”, “seek”, “potential”, “target”, “estimate”, “project”, “predict”, “forecast”, “guideline”, “may”, “should”, “could”, “will” and other similar expressions to identify forward-looking statements, but they are not the only way Ollamani identifies such statements.

Ollamani has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While Ollamani believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Ollamani’s control. Ollamani cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in Ollamani’s forward-looking statements. These risks and uncertainties include, but are not limited to, the following risks, uncertainties and other factors:

•	the impact of the COVID-19 pandemic;

•	economic and political developments and conditions and government policies in Mexico or elsewhere;

•	uncertainty in global financial markets;

•	currency fluctuations or the depreciation of the Peso;

•	changes in inflation rates;

•	changes in interest rates;

•	the impact of existing laws and regulations, changes thereto or the imposition of new laws and regulations affecting Ollamani’s businesses, activities and investments;

•	changes in customer demand;

•	effects of competition;

•	incidents affecting Ollamani’s network and information systems or other technologies; and

•	the other risks and uncertainties discussed under “Risk Factors” and elsewhere in this Information Statement.

Ollamani is not obligated to update these statements or publicly release the result of any revisions to them to reflect events or circumstances after the date of this Information Statement or to reflect the occurrence of unanticipated events, except as required by applicable law. New factors emerge from time to time and it is not possible for Ollamani to predict all of these factors. Further, Ollamani cannot assess the impact of each such factor on Ollamani’s business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in these forward-looking statements.

Ollamani cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. You should evaluate any statements made by Ollamani in light of these important factors and you are cautioned not to place undue reliance on any forward-looking statements. Forward-looking statements speak only as of the date they are made, and Ollamani does not undertake any obligation to update them in light of new information, future developments or other factors.

HISTORY AND DEVELOPMENT OF OLLAMANI

Ollamani, S.A.B. is a publicly traded company organized under the laws of Mexico. Ollamani serves as a holding company for subsidiaries that are primarily engaged in the operation and management of a professional sports team (Club América), a stadium (Estadio Azteca), a gaming business (PlayCity), and the publication and distribution of magazines.

The following chronology generically describes the main corporate events that resulted in the organization of Ollamani, as well as its main subsidiaries:

(i)	Approval of the Board of Directors of Grupo Televisa. On October 27, 2022, at a meeting of the board of directors of Grupo Televisa, it was resolved, among other matters, to initiate the necessary and appropriate processes to carry out the Spin-off.

(ii)	Extraordinary General Stockholders' Meeting of Grupo Televisa. Following a notice published in the “Excélsior” newspaper on March 27, 2023, and in the Electronic System of the Mexican Ministry of the Economy on March 24, 2023, an Extraordinary General Stockholders’ Meeting of Grupo Televisa was held on April 26, 2023, at which it was resolved, among other matters, to approve the Spin-off.

(iii)	Organization of Ollamani. On January 31, 2024, Ollamani was organized under the laws of Mexico as a publicly traded stock company, with its registered office in Mexico City (though it may open offices, branches, agencies, terminals, facilities, and any other operations in other jurisdictions), by notarial instrument number 86,169, dated January 31, 2024, issued by Francisco Javier Gerardo Oliveros Lara, Notary Public number 75 for Mexico City, acting as an alternate, and based on the records of Rafael Manuel Oliveros Lara, Notary Public No. 45 of Mexico City, the first transcript of which was recorded in the Public Registry of Commerce of Mexico City with commercial folio No. 2024008076, dated February 2, 2024. Moreover, as provided in Article Three of its bylaws, the duration of Ollamani is indefinite.

The following chart shows the current corporate structure and the subsidiaries of Ollamani:

Ollamani’s principal offices are located at Avenida Santa Fe 481, Floors 10 and 11, 1101, Col. Cruz Manca, 05349 Cuajimalpa de Morelos, Mexico City, Mexico. Its telephone number at that address is +52 (55) 4000 7609.

DESCRIPTION OF THE BUSINESS

Principal Business

General Information

Ollamani, S.A.B. will be a publicly traded company organized under the laws of Mexico. Ollamani serves as a holding company for subsidiaries that are primarily engaged in the operation and management of a professional sports team (Club América), a stadium (Estadio Azteca), a gaming business (PlayCity), and the publication and distribution of magazines.

Ollamani owns the following businesses through the Ollamani Subsidiaries:

1.            Soccer Business: Ollamani owns Club América, the professional soccer team considered one of the most popular teams in Mexico and that has won 14 championships in Mexico;

2.           Azteca Stadium: Ollamani owns and operates the Azteca Stadium, which is the largest stadium in Mexico in terms of capacity and a leading venue for significant events;

3.            Gaming and Sweepstakes Business: under the “PlayCity” brand, Ollamani operates 18 casinos in Mexico with food and beverage service, as well as a website offering online sports betting and casino gaming; and

4.            Publishing and Print Media Distribution Business: Ollamani owns Editorial Televisa and Intermex, which are leading publishing and print media distribution business in Mexico.

Soccer Business

Ollamani owns Club América, a professional soccer team that participates in the first division of the Mexican soccer league currently known as Liga BBVA MX, and Club América Femenil, a professional soccer team that participates in the first division of the Mexican women’s soccer league currently known as Liga MX Femenil. The men’s team plays its home games at the Azteca Stadium and the women’s team plays most of its games in the CFA facilities.

Fans. Ollamani believes Club América is one of the most popular Mexican soccer teams in Mexico and the United States with a large fan base in these and other countries. The team's popularity and fan base creates opportunities to provide information and content from Club América's sponsors and business partners. Based on an analysis conducted by The Nielsen Company in 2019 (the “Nielsen Analysis”), Ollamani estimates that Club América has a fan base of more than 30 million fans in Mexico and more than 10 million fans in the United States.

Club América's games generally have an average audience of 8.1 million per game, based on the Nielsen Analysis, which is larger than its closest competitors in Mexico and the United States.

Titles. Club América has the most championship wins of any team in the history of the tournaments organized by the Federación Mexicana de Futbol Asociación, A.C., with 14 championships.

Prior to the suspension of the Mexican soccer cup tournament known as “Copa Mx,” Club América had won more than any other team, collecting six championships.

Club América has also won six titles known as “Campeón de Campeones” (Champion of Champions). This title is obtained by pitting the winner of the Liga Mx against the winner of Copa Mx.

With respect to international titles, Club América is the team with the most wins in CONCACAF, with six titles in competitions organized by that confederation.

Social Media. Club América has approximately 23 million followers on its social media (Facebook, Instagram, X, YouTube), making it the team with the most followers not only in Mexico but in all of CONCACAF. It is also the team with the third most followers in Latin America.

Club América is one of the soccer teams with the most accumulated interactions and views on social media (Facebook, Instagram, X, Tik Tok, and YouTube) in all of Mexico and North America, and among the top five in Latin America, based on an analysis conducted in 2021 by Blinkfire and Crowdtangle.

Junior Team. Club América has a junior team that works under a model that contemplates the sporting and personal development of athletes who are part of the CFA. Many of the players trained in the junior team of the CFA not only make it to the first team, but also participate in some of the most important clubs in the world.

With a total of 236 players across eight categories, plus a sports staff of 64 persons, the methodology works according to a successful business model, from which players such as the ones below have emerged:

•	Raúl Jiménez
•	Diego Reyes
•	Diego Laínez
•	Edson Álvarez
•	Sebastián Córdova

Ollamani believes that Club América is not only a developer of great talent, but also provides a path for Mexican and foreign players to reach world-class teams.

Club House. The Club House consists of a group of up to 54 players that are Mexican and under 18 years of age, who are registered with the authorization of their parents or tutors or guardians. As part of its values, the Club House focuses on the emotional well-being of these players and works to develop within them a sense of belonging to the CFA.

The Club House has three professionals who ensure that players fulfill their academic, nutritional, psychological, and sports obligations.

The CFA also prioritizes academic training for players in the Club House: All players must continue and complete their high school studies and, upon completion, start a university degree. The CFA has an arrangement with a private school, which provides instruction to players from elementary school through university studies. CFA enrolls about 130 students per school year. The CFA handles of all the expenses incurred as a result of these studies.

Women’s Team. The CFA has a women’s team, which participates in Liga MX Femenil and has done so since the league’s creation in 2017, having won the championship in the 2018 Apertura Tournament and the 2023 Apertura Tournament. The Company considers the women’s team to be among the top teams with high attendance in its home games. The women’s team holds the record in Liga MX Femenil for attendance, with an attendance of 58,000 people for the first leg final of the 2023 Apertura Tournament and more than 5 million viewers reached in the broadcast of the final.

Within Liga MX femenil, Club América Femenil is the team with the most followers on the three main social media networks (Facebook, X and Instagram).

Liga MX Femenil has grown in recent years and has been mentioned by FIFA as being among the most popular worldwide.

Azulcrema Membership. Club América has an official membership program for its fans, known as the Azulcrema Membership. This membership allows fans to be part of the team, bringing them closer to the players and recognizing their loyalty with experiences and rewards such as ticket presales, discounts on official products, tickets to the women’s team matches, exclusive digital content, and an exclusive newsletter.

Azulcrema Season Tickets. Fans can purchase season tickets to secure their tickets to all Club América home games at the Azteca Stadium, in addition to exclusive benefits and promotions.

Club América’s presence in the United States.

Based on information provided by TelevisaUnivision, Liga Mx is the most popular and most watched soccer league in the United States regardless of the language of the broadcasts, ahead of the local league (MLS) and leagues in Europe or other countries. 17 of the 25 most-watched broadcasts in the U.S. during 2022 were Liga Mx matches, according to TelevisaUnivision ratings analysis.

Based on The Nielsen Analysis, Club América has more than 10 million fans in the United States. Its closest competitor has 3.7 million fans.

In order to increase its presence in the United States, Club América plays several friendly matches every year in major U.S. cities. During 2022, Club América played matches against the best teams in the world across different leagues: Real Madrid FC, Chelsea FC, Manchester City FC, Chivas de Guadalajara, Pumas, Los Angeles FC, Tigres from Universidad Autónoma de Nuevo León, Rayados from Monterrey, among others, playing 20 official matches with an attendance of more than 742,000 people.

Matches played by Club América in the United States generated revenues of $58.6 million Pesos for the year ended December 2022 and $19.3 million Pesos for the nine months ended September 2023.

Azteca Stadium (Estadio Azteca)

Through its subsidiary Fútbol del Distrito Federal, S.A. de C.V., Ollamani owns the building known as “Estadio Azteca” (“Azteca Stadium”), which is the largest stadium in Mexico in terms of capacity and a leading venue for significant events.

Azteca Stadium, is home to the Men’s and Women’s First Division teams of Club América’s and Cruz Azul’s home games, as well as most of the games played by Mexican National Teams within Mexican territory.

Matches played by Club América, Cruz Azul, and the Mexican National Team at the Azteca Stadium generated revenues for the year ended December 31, 2022 and for the nine months ended September 30, 2023 of 365.6 million Pesos and 306.3 million Pesos, respectively.

Ollamani sells food and beverages at the Azteca Stadium, which for the year ended December 31, 2022 and for the nine months ended September 30, 2023 generated revenues of $115.2 million Pesos and $88.0 million Pesos, respectively. Additionally, Ollamani grants concessions to third parties for the commercialization of food, beverages, souvenirs, sporting goods and services inside the Azteca Stadium facilities.

Capacity. The Azteca Stadium has a capacity of 81,070 spectators. It has amenity areas and a hospitality area, in addition to its primary seating area. In 2016, the Azteca Stadium was remodeled to include new VIP areas (private suites and executive boxes). Ollamani also plans to carry out an additional remodeling in anticipation of the 2026 FIFA World Cup. See “Risk Factors Related to Ollamani’s Soccer Business” - “Remodeling of the Azteca Stadium could affect its operations.”

FIFA World Cup. The Azteca Stadium has hosted two FIFA World Cup openings and finals (1970 and 1986), and FIFA has recently confirmed that the Azteca Stadium will host soccer matches during the 2026 World Cup, which will be held in Canada, Mexico, and the United States. This will make it the only stadium in the world to have hosted matches in three different FIFA World Cups.

NFL – National Football League. Ollamani has entered into agreements with the NFL, pursuant to which the Azteca Stadium has hosted an NFL regular season game for several years. In November 2022, the Azteca Stadium hosted the regular season Monday Night Football game between the Arizona Cardinals and the San Francisco 49ers, which more than 78,000 people attended. No NFL event took place during 2023 and there are no planned events for 2024, due to the remodeling of the stadium.

Other Events. The Azteca Stadium hosts sporting events, concerts, shows, world-class live events, and a wide variety of private and public events.

The Azteca Stadium generates revenues from advertising on the field, stands, local sound, LED parapet, and screens. For the year ended December 31, 2022 and for the nine months ended September 30, 2023, the stadium’s advertising revenues were $68.8 million pesos and $43.2 million pesos, respectively.

During December 2022, the Mexican regional music band known as “Los Bukis” performed once at the stadium, while the international star known as “Bad Bunny” performed twice at the stadium, with a combined total attendance of more than 190,000 spectators. The Azteca Stadium has hosted many major events and artists. Among others, Michael Jackson, Paul McCartney, U2, and Shakira have performed concerts at the Azteca Stadium. Additionally, the Julio César Chavez boxing match which holds the attendance record for a boxing event, was held at the Azteca Stadium.

Operating Restrictions. The Azteca Stadium is subject to local safety, civil protection and health regulations. The events organized at the Azteca Stadium have operated with some restrictions in light of applicable health measures, including those resulting from the COVID-19 pandemic. In past years, due to the high number of COVID-19 cases, the authorities ordered the temporary closing of the stadium and/or prohibited public access to the stadium. Although the restrictions and closures were temporary in fiscal year 2022, local authorities could impose additional rules, including health restrictions on capacity and operating hours in the future, which may affect the results of the Company.

Additionally, the authorities could impose restrictions on non-core activities, including, without limitation, closures or additional guidelines that could be substantial or difficult to implement.

Gaming and Sweepstakes Business.

Ollamani operates a gaming and sweepstakes business under the “PlayCity” brand, a leading gaming brand in Mexico, which includes:

a.	18 establishments operating as casinos in 13 states in Mexico: Mexico City (3); Nuevo León (3); Jalisco (2); Acapulco, Guerrero; Aguascalientes, Aguascalientes; Ciudad Juárez, Chihuahua; Culiacán, Sinaloa; Cholula, Puebla; Durango, Durango; Hermosillo, Sonora; Metepec, State of Mexico; Tepic, Nayarit; and Xalapa, Veracruz. In total, these establishments have more than 6,000 slots and gaming terminals. With an average number of visits of nearly four million per year, the gaming rooms also offer restaurant services with premium food and beverages;

b.	A playcity.com website, through which customers can place online sports and casino bets; and

c.	Type III slots and gaming terminals, based on traditional random number generator games and Latin Bingo; Ollamani operates with 45 gaming licenses from internationally recognized brands in the industry such as Bryke, Aristocrat, Zitro, Ainsworth, Cadillac, and IGT, among others. Ollamani focuses on offering high-end products and the latest in games and cabinets for an ABC+ socio-economic levels.

PlayCity also has a successful multi-level Loyalty Plan with more than 205,000 active accounts. All casino rooms are premium locations inside or next to high-value shopping malls. In the development of Ollamani’s operations, it seeks to comply with federal regulations and protocols as well as state regulations and protocols specific to each of the jurisdictions where it operates.

During the year ended December 31, 2022 and for the nine months ended September 30, 2023, the Gaming and Sweepstakes business generated revenues of $2,496.6 million Pesos and $2,223.8 million Pesos, respectively. For September 2023, 96% of Ollamani’s revenue came from physical gaming rooms and 4% of Ollamani’s revenue came from the online business.

Casinos. The locations where the 18 casinos under the PlayCity brand operate are owned by third parties and are subject to long-term leases. Below is a list of each of these casinos, accompanied by the city in which each of them is located, including the leased area and the number of gaming terminals installed, as of September 30, 2023:

CULIACÁN
CULIACÁN, SINALOA
452
M² 1,955
PASEO DURANGO
DURANGO, DURANGO
375
M² 1,743
CITY CENTER PITIC
HERMOSILLO, SONORA
277
M² 1,394
PLAZA CUQUITA
CIUDAD JUÁREZ, CHIHUAHUA
279
M² 1,477
PLAZA REAL
MONTERREY, NUEVO LEÓN
289
M² 2,034
CUMBRES
MONTERREY, NUEVO LEÓN
253
M² 1,493
AGUASCALIENTES
AGUASCALIENTES, AGS.
416
M² 2,754
TOTAL
6,458
M² 35,396
LINDAVISTA
MONTERREY, NUEVO LEÓN
361
M² 2,446
FÓRUM TEPIC
TEPIC, NAYARIT
398
M² 2,002
PASEO ACOXPA
CDMX
517
M² 2,520
ANDARES
ZAPOPAN, JALISCO
578
M² 2,981
LAS ÁNIMAS
XALAPA, VERACRUZ
278
M² 1,350
GRAN PLAZA
ZAPOPAN, JALISCO
321
M² 2,041
LA GRAN PLAZA ACAPULCO
ACAPULCO, GUERRERO
242
M² 1,350
ANTARA
CDMX
555
M² 2,930
OASIS COYOACÁN
CDMX
351
M² 1,749
PABELLÓN METEPEC
METEPEC, EDO. MEX.
278
M² 1,585
TORRES JV
CHOLULA, PUE.
238
M² 1,592
NOTES
SLOTS PER ESTABLISHMENT
M² SQUARED METERS ON EACH ESTABLISHMENT

Operating Permit. The casinos and the online casino and sports betting website operate under a permit granted by the Mexican Ministry of the Interior (Secretaría de Gobernación), which is valid until 2030. In accordance with the Establishment Opening Plan of Ollamani’s Gaming and Sweepstakes business, Ollamani was authorized by applicable regulatory authorities to open up to 45 establishments by May 2021. The Established Opening Plan further provided that if Ollamani had not opened the authorized number of establishments by May 2021, it would be limited to the number of establishments opened as of such time. The Company requested that the relevant authorities provide an extension to open up to 45 establishments, and it is awaiting a response from the relevant authorities.. See “Risk Factors Related to Ollamani’s Gaming and Sweepstakes Business – Extension of the plan to open establishments of Ollamani’s Gaming and Sweepstakes business.”

Operating Restrictions. The Gaming and Sweepstakes business is subject to federal regulations and local regulations on civil protection, operating licenses, and health. Such regulations may result in the placement of restrictions on the operation of the Gaming and Sweepstakes business, including, but not limited to, in relation to the COVID-19 pandemic.

Although non-core business activities are currently open, during the COVID-19 pandemic, Ollamani’s casinos operated with restrictions on capacity, activities, and operating hours. On occasion, applicable regulatory authorities ordered the temporary closure of some casinos in regions with a high number of COVID-19 cases. Although the restrictions and closures were temporary in fiscal year 2022, local authorities could impose additional rules, including health restrictions on capacity and operating hours in the future, which could affect Ollamani’s results.

Additionally, authorities could impose restrictions on non-core activities, including, without limitation, closures or additional guidelines that could be substantial or difficult to implement.

Teatro de los Insurgentes. Controladora de Juegos y Sorteos de México, S.A. de C.V. owns Telestar de Occidente, S.A. de C.V., which in turn owns Teatro de los Insurgentes, S.A. de C.V. This subsidiary owns the property known as Teatro de los Insurgentes located at Avenida de los Insurgentes No. 1587, Colonia San Jose Insurgentes, Alcaldía Benito Juárez, Zip Code 03900 in Mexico City. The theater was built in 1953 and its façade includes a Diego Rivera mural measuring approximately 46 meters wide by 10 meters high, which depicts various images related to the theater in Mexico. The theater is leased under an annually renewable lease with Operadora de Centros de Espectáculos, S.A. de C.V. The lessee is responsible for the operation and maintenance of the property.

Publishing and Publishing Distribution Business.

Publishing. Ollamani had over 11 million copies in circulation during 2022. Ollamani publishes 11 titles, with six wholly owned trademarks and five trademarks licensed by renowned publishing houses, including Spanish-language editions of some international brands, as well as nine digital platforms and two digital native brands.

In 2022, Ollamani continued to focus its efforts on a multiplatform content generation model (print and digital) for its most profitable brands. Notwithstanding the challenges faced by the publishing industry, Ollamani believes that it has remained, in terms of circulation, an important company in the publication and distribution of magazines in Mexico and continues to evaluate its business model to address the challenges facing the global publishing industry.

Ollamani’s main magazines in Mexico include “TVyNovelas,” a weekly entertainment and show business magazine; “Vanidades,” a popular monthly women’s magazine; and “Caras,” a leading monthly lifestyle magazine. Ollamani also manages 15 digital platforms that generated 215 million unique users and 520 million video views in 2022. Ollamani also has other brands, including Cocina Fácil, Tú, and Soccer Manía, which operate mainly through digital media platforms.

Proprietary Marks

Ollamani also publishes and distributes in Mexico the Spanish-language print and digital editions of various magazines, including Cosmopolitan, Harper’s Bazaar, and Esquire, through a partnership with Hearst Communications, Inc. Ollamani also publishes in Mexico the Spanish-language print and digital editions of National Geographic and National Geographic Traveler through a licensing agreement with National Geographic Partners, LLC.

Ollamani has a market share of approximately 19% of the magazine print publishing industry in Mexico, according to the General Media Study (Estudio General de Medios, EGM) published by Ipsos based on information from the first quarter of 2021.

During the year ended December 31, 2022 and for the nine months ended September 30, 2023, Editorial Televisa generated revenues of $428.6 million Pesos and $175.7 million Pesos, respectively.

Distribution of Publications of Proprietary and Third-Party Titles.

Ollamani estimates that, in terms of volume, it distributes through different points of sale such as retailers and closed establishments, agents, and street vendors, more than 46% (forty-six percent) of the magazines physically circulated in Mexico through its subsidiary Intermex. Ollamani also estimates that its distribution network reaches more than 6,300 points of sale in Mexico. In 2020, 2021 and 2022, 51%, 52% and 48%, respectively, of the publications distributed by Ollamani’s distribution network consisted of publications published by Ollamani. Additionally, Ollamani sells and distributes third-party publications. Ollamani also distributes collectibles, books, novelties, and other consumer products, which are becoming increasingly important in terms of revenues for Intermex.

For the year ended December 31, 2022 and for the nine months ended September 30, 2023, Intermex generated revenues of $259.8 million Pesos and $188.7 million Pesos, respectively.

Intermex is a distributor of magazines, comics, books, and collectibles, with products from 28 local and foreign publishers in Mexico, which has operated for more than 50 years in the publishing distribution market and on which Ollamani estimates that more than 15,000 jobs depend directly and indirectly, since employees, salespeople, promoters, distributors, third-party distributors, publishers, and printers depend on its operation.

Ollamani also provides all of its publishers with online subscriptions, logistics, distribution, manufacturing, marketing, promotion, and point-of-sale display services at retailers, closed establishments, and agents throughout Mexico.

Mexico is considered one of the most important collectibles markets in the world, and in Mexico, Intermex has more than 90% share in the distribution of commercial collectibles.

Seasonality; Raw Materials; Working Capital

Ollamani believes that the Gaming Business and the Publishing Business are not subject to relevant cyclical or seasonal behaviors.

Due to the nature of Ollamani’s Soccer business, Ollamani’s revenues depend, to a large extent, on the calendar with respect to the tournaments in which Club América participates both in the regular season and elimination phases of Liga Mx or any other national and/or international tournament.

Ollamani’s Publishing business is subject to the volatility of prices of raw materials and supplies. The raw materials and supplies that are most relevant to the development of Ollamani’s business are paper and ink, which are necessary for the publication of magazines. These raw materials and supplies may experience certain volatility as to their price and availability in the markets in which Ollamani operates due to multiple factors present in national and international markets, such as liquidity cycles, adjustments to the geopolitical outlook, weather events, market speculation, and natural scarcity of raw materials.

As of the date of this Information Statement, there has been no significant variation in the ordinary course of Ollamani’s business in terms of working capital.

Impact of Climate Change

As part of our activities to understand the impact associated with climate change, we have identified physical and transitory risks that could have an effect on the Company's business, such as:

Physical Risks

These are those impacts arising from climate change that may be due to events or changes in weather patterns and may have financial consequences, direct damage to assets and indirect impacts on business and market continuity, such as:

•	Extreme heat in working conditions and sites;
•	Operations and/or people affected by high air/wind intensity;
•	Damage to electronics and computers from a thunderstorm;
•	Torrential rains;
•	Collapse of buildings due to climate related weather phenomena;
•	Explosion/fire due to climate phenomena;
•	Leakage or release of hazardous materials due to climate related weather phenomena;
•	Failure of drainage/overflow of the collection system; and
•	Weather-related operations failures and persons affected by such failures.

Transitory risks

In relation to the indirect trends that the Company's business could face derived from climate change, we identified regulatory, technological, market, reputational, and legal aspects, resulting from:

•	Changes in policies and regulations related to climate and the environment; and.
•	Changes in new green technologies.

The identification of the aforementioned risks will provide the Company with the opportunity to focus activities on the design of governance models that direct strategies and oversee mitigation activities related to direct and indirect climate impacts.

DISTRIBUTION CHANNELS

For a description of the distribution channels and marketing methods corresponding to Ollamani's different lines of business, see the section of this Information Statement entitled, “Description of the Business – Principal Business.”

PATENTS, LICENSES, TRADEMARKS AND OTHER AGREEMENTS

Ollamani’s industrial and intellectual property rights are protected by rights of exclusive use of titles of periodicals, periodical publications, characters, and artistic names, as well as literary works, musical works, and graphic design works, and registered trademarks and domain names.

Ollamani has approximately 119 registered copyrights in Mexico, and approximately 98 works registered in the United States.

Ollamani has approximately 152 domain names, both top-level and local domain names.

Ollamani’s trademarks, which are referred to below by segment, are important to Ollamani because they constitute the distinctive signs of Ollamani’s businesses and how Ollamani positions these businesses to customers.

As of the date of this Information Statement, there are no intellectual property assets necessary for the operation of Ollamani that are about to expire, in respect of which Ollamani has not initiated a process to renew or maintain them, if applicable.

Moreover, though the Company does not have policies regarding product research and development, the Company has a product integration process, which is in line with customer campaigns, ensuring the viability and profitability generation of projects, which has been in place for at least the last three fiscal years.

América

CFA owns the trademarks under which the Company's soccer business operates. It also owns more than 400 trademark registrations, mainly registered in Mexico, which allows it to enter into licenses with third parties in projects and alliances that strengthen its presence in the market.

América is a name deeply rooted among soccer fans in Mexico and in many other parts of the world. This name has been used in logos (AMERICA and design) and in many variants. The main trademarks are the following:

NAME AMÉRICA
Trademark	Class	Expiration	Registration
	25	18/12/2025	1636356
	25	30/06/2025	505622
	25	18/03/2024	842550
	41	12/03/2025	339410
	41	09/09/2023 (in renewal process)	818991

The CA Logo and Design

The CA logo has been used for decades by CFA. Its use has evolved during those years, although the main logo is that of the world, representing the American continent with the letters C and A.

According to data from the Industrial Property Registry (Registro de la Propiedad Industrial) in Mexico, the Club has filed more than 120 open files for the registration of the CA trademark and design. The two most important trademarks in force, with the current logo, corresponding to Classes 25 (clothing, including sportswear) and 41 (entertainment and sports activities), are listed.

CA LOGO and design
Trademark	Class	Expiration	Registration
	25	20/04/2026	1673430
	25	20/04/2026	1673432
	25	30/09/2026	1720016
	41	20/04/2026	1671480
	41	22/03/2032	2373125
	41	30/09/2026	1720011
	41	21/04/2026	1666497

Águilas and Design Logo

The Aguilas trademark and design has also been used for decades, as it is the nickname of the soccer team. Similarly, the logo has evolved and has been used in many variants.

The main trademarks are the following, registered in classes 25 (clothing and clothing accessories) and 41 (sporting activities and entertainment).

ÁGUILAS LOGO and design
Trademark	Class	Expiration	Registration
	25	18/03/2024	842549
	25	20/07/2031	2276475
	25	30/06/2025	501435
	25	18/12/2025	1636360
	41	09/09/2023 (in renewal process)	818990
	41	12/03/2025	362848

CFA also has other registered names for its operation such as “Club América”, “Somos América”, “Socio Águila”, “Escuela de Futbol América Nido Águila 19CA16 Club América”, “Nido Águila”, and “Membresías Azulcrema”.

Other Trademarks

Other trademarks include "Club América”, “Somos América”, “Socio Águila”, “Escuela de Futbol América Nido Águila 19CA16 Club América”, “Nido Águila”, and “Membresías Azulcrema”.

The Company is in the process of renewing all those registrations that are about to expire under applicable law.

Azteca Stadium

The importance of the Estadio Azteca trademark goes beyond soccer, given the significance of the stadium as the venue for important concerts and cultural events.

The most relevant trademarks of the Azteca Stadium correspond to registrations in class 41, related to cultural and sports activities, as well as educational activities, which are detailed below:

Title: ESTADIO AZTECA
Trademark	Class	Expiration	Registration
	41	28/03/2032	2376353
	41	16/06/2026	952975
		23/03/2026	1664638

There is no upcoming expiration date for any of the relevant trademark registrations of the Azteca Stadium.

The holder of all trademarks related to the Azteca Stadium is Futbol del Distrito Federal, S.A. de C.V.

Publishers

Trademarks are essential in the publishing business, a sector in which the Company has demonstrated a solid presence over the years. In this area, many publications, especially periodicals, have maintained their relevance over the decades, contributing significantly to the national publishing scene.

As of December 31, 2022, the Company had approximately 259 national brands and slogans, including: "Caras," "TVyNovelas," "Vanidades," "Cocina Fácil," "Tushoppi;" and approximately 600 brands abroad, in more than 28 countries, for nominative, unnamed and mixed trademark type uses, including: "Caras," "Vanidades," and "TVyNovelas."

The main magazine titles are registered as trademarks in several classes. The registrations in class 16, based on paper publications, are identified below. Titles registered in class 41, in connection with entertainment services, are also identified.

Title: TVyNovelas
Trademark	Class	Expiration	Registration
TV Y NOVELAS	16	07/06/2031	1256445
TV Y NOVELAS	16	06/12/2031	2334343
	41	06/12/2031	2334349

Título: CARAS
Trademark	Class	Expiration	Registration
	16	09/07/2027	1018306
CARAS (word)	16	19/01/2030	833345
	41	21/02/2026	972804
CARAS (word)	41	15/03/2033	2521812

There are trademarks based on the name Caras, such as Caras TV, Caras Golf, Caras Sports, among others.

Title: COCINA FÁCIL
Trademark	Class	Expiration	Registration
	16	04/11/2026	1737907
COCINA FÁCIL	16	10/12/2026	539593
COCINA FÁCIL	41	13/09/2032	2449818
	41	04/11/2026	1737908

There are several trademarks based on the name Cocina Fácil, such as Cocina Fácil Netwoks, Cocina Fácil, Sencillamente Deliciosa and “Cocina Millenial por Cocina Fácil.”

Title: CONOZCA MÁS
Trademark	Class	Expiration	Registration
	16	15/03/2033	2521813
CONOZCA MÁS (word)	16	13/09/2032	2449819
	41	18/09/2027	1017367
CONOZCA MÁS (word)	41	13/09/2032	2728048

There are several trademarks with the variant Conozca Más Junior.

Title: VANIDADES
Trademark	Class	Expiration	Registration
	16	27/09/2031	2303885
	16	04/12/2025	393110
	16	11/07/2027	1005016
	41	26/08/2031	2291465
VANIDADES (word)	41	17/04/2033	2533168

There are several trademarks based on the name Vanidades, such as Vanidades Trend, Vanidades Continental, Lo mejor de Vanidades, and Vive Vanidades, among others.

Title: SOCCERMANÍA
Trademark	Class	Expiration	Registration
	16	24/03/2032	2374691
	16	28/08/2027	1020520
	41	24/03/2032	2374689

Title: ERES
Trademark	Class	Expiration	Registration
	16	01/08/2032	2428957
	41	01/08/2032	2428956

There are several trademark registrations with design variations that use the name ERES.

Title: TU
Trademark	Class	Expiration	Registration
	16	11/02/2032	2356030
	41	11/02/2032	2356032

There are different design varitions for the trademarks with the name TU.

The owner of the ERES and TU trademarks is the Company. The owner of the rest of the trademarks is Editorial Televisa, S.A. de C.V.

PlayCity

The gaming business is operated under the “Play City” trademark, used under a license agreement, which is expected to be transferred to the Company prior to or upon termination.

Other Significant Agreements

In the ordinary course, Ollamani enters into various agreements for the operation of its business. The most significant agreements entered into by Ollamani as of the date of this Information Statement are as follows:

General.

•	Several Transition Services Agreements entered into with Grupo Televisa and/or its subsidiaries, pursuant to which certain Grupo Televisa entities provide different administrative, network infrastructure, information security, and legal and regulatory services, among others, to Ollamani and its Subsidiaries, to facilitate the Spin-off, are expected to remain in effect for 12 months following the Spin-off, subject to early termination or renewal by the mutual agreement of the parties. These transition services include services provided by external suppliers to Grupo Televisa, in which case, the cost of these services will be invoiced by Grupo Televisa to Ollamani.

•	In particular, the Company will receive significant information technology services including stamping and billing services and software licensing, all of which are contracted directly through Grupo Televisa and the applicable vendor. Grupo Televisa will provide information technology services through the Transition Services Agreements.

•	Once the term of the Transition Services Agreement ends, the Company will cease receiving these services through Grupo Televisa and, based on the needs of the Company, the Company may execute new agreements in respect of these services, directly with the applicable vendors, without the participation of Grupo Televisa.

Soccer Business.

•	Agency Agreement entered into with Televisa, S. de R.L. de C.V., a subsidiary of TelevisaUnivision, to obtain sponsorships and marketing of advertising spaces. The agreements with sponsors may be executed directly with the Company or through the agent. The agency agreement has an annual term, subject to extension.

•	The Company has executed sponsorship agreements with several companies, including Nike and Caliente to position its brands, both on sports apparel and other advertising space. These agreements are negotiated individually with each sponsor on market terms.

•	Broadcasting License Agreement entered into with TelevisaUnivision for Club América’s Liga MX home games in Mexico and the United States. This is a long-term agreement and is executed on market terms.

•	Sports employment contracts executed with the Players and coaching staff are negotiated individually with each player, with the understanding that they may have a minimum term of six months and a maximum term of five years. Agreements are registered with the Mexican Soccer Federation when the registration of the player and/or the member of the coaching staff comes from the Mexican Soccer Federation, that is, in the case of domestic transfers, regardless of how the player or the member of the coaching staff arrives at Club América, whether by transfer or as a free agent. These agreements are registered with FIFA when the player and/or member of the coaching staff is registered with another national soccer association, regardless of whether the player and/or member of the coaching staff arrives at the club through an international transfer or as a free agent.

Azteca Stadium.

•	The Azteca Stadium is home to two major Liga MX sports clubs, CFA and Cruz Azul, both of which have the right of access and use of the facilities for their home games until the 2031 Clausura Tournament.

•	Agreement executed by a subsidiary of Ollamani and FIFA pursuant to which the Azteca Stadium will host soccer matches during the 2026 FIFA World Cup to be held in Canada, Mexico, and the United States. The scope of the commercial rights and obligations with FIFA, including the number of matches to be played at the Azteca Stadium, will be agreed upon between the parties and may be announced in the course of 2024.

•	Irrevocable Transfer of Ownership Trust Agreement, the purpose of which is to guarantee compliance with the contractual obligations of owners who have signed the contracts for use and access to boxes and stalls.

Gaming and Sweepstakes Business.

•	Lease agreements providing for Ollamani’s long-term leases of the properties in which it operates its 18 casinos. 16 of these 18 properties are located inside shopping malls.

•	Several leasing agreements providing for electronic gaming terminals, software licenses for games and terminals, and the provision of technical assistance, training, support, and maintenance services for the normal development of its business.

•	Lease agreement entered into by and between Teatro de los Insurgentes, S.A. de C.V. and Operadora de Centros de Espectáculos, S.A. de C.V., whereby the property known as Teatro de los Insurgentes is leased, on the façade of which is installed a mural created by Diego Rivera known as “History of Theater or Popular History of Mexico”.

Publishing and Publishing Distribution Business.

•	Editorial content and brand license agreement and joint venture agreement with Hearst Communications, Inc. for the Spanish-language editions, publication, and marketing of Cosmopolitan, Esquire, and Harper’s Bazaar magazines, and a brand and content license agreement with National Geographic.

•	Additionally, Ollamani has entered into several image license agreements with international companies, such as Getty Images, to have access to their editorial content and current images. Ollamani also has a license agreement with the Mexican Soccer Federation for the use and exploitation of trademarks, images, and insignias for stamp albums and/or collection albums, whether in print, digital, or electronic format.

PRINCIPAL CUSTOMERS

Soccer Business

The main customers of Ollamani’s soccer business are classified into the following two categories:

•	Sponsors. The sponsors of Club América are mainly companies that operate in Mexico, including Nike, Cervecería Modelo, Seguros GNP, Caliente, ATT, Home Depot, Coca Cola, Viva Aerobús, Restonic, Mercedes Benz, among others.

•	General fanbase. The soccer business’ most important customers are the fans that attend games, those that watch game broadcasts, and those that acquire Club América merchandise.

Azteca Stadium

During the 2022 calendar year, the Azteca stadium had a total attendance of 1,623,765, with 79% of attendees attending league matches of the two teams that play at the Azteca stadium, CFA and Cruz Azul, 16% attending events such as NFL games and music concerts and 4% attending matches of the national team. The Azteca stadium has 927 total boxes with access to all the events held, of which there are 777 private boxes with rights of use, 79 are boxes owned by the Azteca stadium, 20 are private suites, 38 are premier executive spaces and 13 are Azteca premier spaces. Of the total revenue for fiscal year 2022, approximately 65% came from the general public that buys their tickets at Ollamani’s ticket offices or electronically via Ticketmaster and purchase food and beverages; 19% came from box rentals and the services provided in connection therewith and 16% came from advertising and sponsorships to large companies such as Grupo Modelo, GNP, Caliente, Nike, AT&T, Coca Cola, Restonic, and Home Depot.

Gaming and Sweepstakes Business

During the 2022 calendar year, the Company’s 18 establishments received approximately 3.4 million visits annually with an average spend per customer of $758 pesos per day. 20% of these visits were in establishments located in Mexico City: Paseo Acoxpa, Oasis Coyoacán and Antara; 17% were in establishments in Monterrey: Plaza Real, Lindavista and Cumbres; the city of Guadalajara contributes 12%; Andares and Gran Plaza, and the remaining 10 cities, Puebla, Aguascalientes, Metepec, Acapulco, Durango, Tepic, Hermosillo, Xalapa, Ciudad Juárez and Culiacán, were together responsible for 50% of the visits.

The Company’s casinos have more than 6,000 terminals, with a mix of 81% in rails terminals and 19% in Bingo terminals, and our online sports betting business reaches a total of 92,315 annual active accounts.

At PlayCity the Company offers five loyalty plans, focused on the retention of its frequent customers, which are supported with exclusive benefits such as Cash Back, Free Play, Free Food and Beverages, Redemption of points for benefits, and generation of folios for exclusive sweepstakes, among other promotions.

Our basic level is Gold, which any customer can obtain by joining the PlayCity Rewards Plan, and which has an average weekly visit and 156,653 accounts; the next level is Red, which upon reaching 250 points a customer can obtain by adding the benefit of access to redeeming points for exclusive benefits in PlayCity; it has two average weekly visits with 32,438 accounts. The third level is Platinum, which is obtained by reaching 3,000 points and adds the benefits of obtaining Free Play and Free Food and Beverages. The fourth level with VIP characteristics is the Black level, which can be obtained when the customer reaches a level of 9,000 points, increasing the benefit in the amount of Free Play and Free Food and Beverages and additionally opening the opportunity to access Cash Back. The highest level with the greatest benefits is Titanium, which increases the Cash Back benefit to the highest level, making it the most important benefit for Ollamani’s customers; these last three levels have a minimum of 3.5 visits per week on average and make up 8,251 accounts in total.

Editorial Televisa

The main customers of Editorial Televisa, Ollamani’s publishing business, are classified into the following primary categories:

•	Circulation Customers. Distribuidora Intermex, S.A. de C.V. and SEFECO México, S.A. de C.V.

•	Advertising Clients. Sistema de Radio y Televisión Mexiquense, Fábricas de Calzado Andrea, S.A. de C.V., Diltex, S.A. de C.V., Coppel, S.A. de C.V., Farmacias de Similares, S.A. de C.V., Dolce e Gabbana S.R.L., and Diageo México Comercializadora, S.A. de C.V.

•	Subscription Customers. Corporación Novavisión, S. de R.L. de C.V., Unión Editorialista, S.A. de C.V., and the general public.

•	Clients of private label licenses abroad. Wellness Talk Media Broadcasting Network Corp. in the United States and Charly Producciones SpA in Chile.

•	Other revenue customers. Editorial Panini México, S.A. de C.V., Impresora y Editora Infagon, S.A. de C.V., Facebook Ireland Limited, and Televisa Interactive Media.

Of Editorial Televisa’s customers, only Distribuidora Intermex, S.A. de C.V., which is responsible for marketing the printed magazines in the different channels nationwide, accounts for more than 10% of Ollamani’s consolidated revenues. Editorial Televisa may be dependent on Distribuidora Intermex, S.A. de C.V. because it is the only circulation customer that covers the national territory.

Intermex Distributor

The distribution business’ main customers are supermarket chains, street vendors and sellers, and agents throughout Mexico, as well as the main publishing houses, Editorial Televisa, RBA, Planeta de Agostini, and Salvat.

The primary agreements for customers of the distribution business and the counterparties to these agreements are as follows:

Customer	Type of Agreement
Editorial Televisa	Magazine and comics circulation
Editorial Salvat	Collectibles circulation
Editorial Planeta de Agostini	Collectibles circulation
RBA Editores	Collectibles circulation
Planeta Mexicana	Book circulation
Soriana	Display
Districomex	Display
Walmart	Display
Chedraui	Display
Sanborns	Display
Liverpool	Display

APPLICABLE LEGISLATION

Ollamani is a publicly traded stock company organized under the laws of Mexico, which is governed principally by the General Business Corporation Law, the Commercial Code, the Mexican Securities Market Law, and the Mexican General Rules for Issuers. Ollamani’s business, activities, and investments are subject to different Mexican federal, state, and local laws, rules, regulations, policies, and procedures, which are subject to change and are affected by the actions of various Mexican federal, state, and local governmental authorities. See the section of this Information Statement entitled “Risk Factors – Risk Factors Related to Government Regulation and Policies.” The federal, state, and local laws, rules, regulations, policies, and procedures of Mexico to which Ollamani’s business, activities, and investments are subject are summarized below. These summaries do not purport to be complete and should be read in conjunction with the full texts of the relevant laws, rules, regulations, policies, and procedures described therein.

Federal Law on Gaming and Sweepstakes and its Regulations.

Pursuant to the Mexican Federal Gaming and Sweepstakes Law (Ley Federal de Juegos y Sorteos) and its Regulations, the Mexican Ministry of the Interior may authorize the operation of games and sweepstakes involving sports betting and sweepstakes at gaming terminals. This administrative authorization qualifies as a permit under the Mexican Federal Gaming and Sweepstakes Law. Pursuant to applicable law, each permit sets forth the terms and conditions of operation of the activities authorized by the permit and specific terms for the operation. Permits for games and sweepstakes involving sports betting and sweepstakes in gaming terminals have a maximum term of 25 years, which are renewable. The respective permit holder is required to comply with the permit, applicable law, and regulations in force. In connection with its operations, Ollamani’s permit was granted to Apuestas Internacionales, S.A. de C.V. on May 25, 2005 and is valid until May 24, 2030. See the section of this Information Statement entitled “Risk Factors – Risk Factors Related to Ollamani’s Gaming and Sweepstakes Business.” The Company cannot predict the manner in which changes in the regulations that govern its Gaming and Sweepstakes business may affect its results of operation.

LFCE.

The LFCE became effective on July 7, 2014. Subject to certain exceptions, under the provisions of the LFCE, the COFECE is the antitrust regulator, who must approve mergers and acquisitions before they take place.

The LFCE provides that the following transactions subject to notification are exempt from investigation by the COFECE:

i)	Corporate restructuring.

ii)	Transactions where the acquirer increases its interest in the capital stock of a company it has controlled since its formation, or where COFECE previously approved the control over the company by virtue of a prior transaction and the acquirer is only going to increase its interest in the capital stock of the company.

iii)	Trusts in which the settlor transfers assets without the purpose of transferring such assets to another company that is not part of the settlor’s corporate structure.

iv)	Transactions carried out abroad that take effect in Mexico, provided that control of Mexican companies is not acquired as a result thereof, and that any property acquired in addition to property owned prior to the transaction is not so acquired in Mexico.

v)	Where the acquirer is a brokerage firm whose operations involve the acquisition of shares, debentures, securities, or assets for the purpose of placing them among the investing public, except where by reason of such transactions, the brokerage firm acquires significant influence on the decisions of the company.

vi)	Concentrations involving securities listed on a stock exchange in Mexico are not subject to notification to the COFECE, if they do not result in the acquisition of 10% or more of the securities of the acquired entity and the acquirer does not have any of the following powers: (i) to elect or revoke members of the Board of Directors, officers, or managers; (ii) to control the agenda of resolutions adopted at general shareholders’ meetings; (iii) to maintain voting rights with respect to 10% or more of the issuer’s capital stock; or (iv) to direct or influence the management, operation, strategy, or main policies of the issuer, whether through the holding of securities, by contract, or otherwise.

vii)	Where the acquisition of shares, assets, debentures, or securities is made by one or more investment funds with a speculative purpose, and such investment funds do not have investments in companies or assets that participate or are in the same relevant market as the acquired entity.

The LFCE also includes provisions empowering the applicable authorities to investigate monopolistic practices, prohibited concentrations, barriers to competition, essential inputs, and substantial power, and strengthened the powers available to these authorities in conducting the investigations, including by permitting the authorities to request written evidence and testimony and conduct inspection visits. Monetary penalties for the commission of illegal conduct were also significantly increased as a result of the LFCE. Moreover, under the LFCE, the COFECE may:

a)	Determine the existence of essential inputs where the following conditions are met: (i) one or more economic agents with substantial power control such input; (ii) the production of such input by another economic agent is unfeasible, currently or in the future, due to technical, legal, or economic reasons; (iii) the input is indispensable for the provision of other inputs or services in other markets and has no similar substitutes.

b)	Determine the existence of barriers to competition and free markets where it finds an element that (i) hinders the entry of new participants; (ii) limits competition; or (iii) hinders or distorts competition and free market processes.

c)	Issue resolutions that may only be appealed through an amparo proceeding, which are resolved by courts specialized in competition, telecommunications, and broadcasting, and may not be suspended pending the resolution of the amparo proceeding.

All of the aforementioned provisions may materially and adversely affect Ollamani’s business, results of operations, and financial position.

TAXATION

Ollamani and its subsidiaries that are residents for tax purposes in Mexico are subject to income tax in Mexico on taxable income at a rate of 30%. Ollamani and the Ollamani Subsidiaries that are resident for tax purposes in Mexico will incur VAT on certain activities performed and products sold, generally at a rate of 16% on the value of the agreed consideration, which tax Ollamani and the Ollamani Subsidiaries may transfer to their counterparties and may be recoverable by such counterparties. Additionally, Ollamani and the Ollamani Subsidiaries that are residents for tax purposes in Mexico may be subject to Mexican state and/or municipal taxes.

Tax Considerations in Mexico

The following is a general summary of the principal tax consequences under Mexican income tax law of the Spin-off and of the purchase, ownership or disposition of Ollamani Shares. This summary is for general informational purposes only and does not purport to be a comprehensive description of all tax considerations that may be relevant in Mexico or for persons subject to tax in other jursidictions. The discussion is based on Mexican federal law, including the Mexican Income Tax Law and the Mexican Federal Tax Code, as currently in effect, and the rules and regulations thereunder, all of which are subject to change, including retroactively.

Holders of Grupo Televisa Shares, Grupo Televisa CPOs, Grupo Televisa GDSs, Ollamani Shares or Ollamani CPOs should consult their tax advisors regarding the consequences of the Spin-off and the ownership and disposition of the Ollamani Shares and Ollamani CPOs they receive pursuant to the Spin-off in their own particular circumstances.

Tax Consequences of the Spin-off in Mexico

For Mexican income tax purposes, the deemed exchange by holders of Grupo Televisa Shares for Ollamani Shares received in the Spin-off does not entail the generation of taxable income.

Mexican tax law provides that a corporate spin-off is not considered a transfer for tax purposes by the parent corporation where the following requirements are met: (i) shareholders owning at least 51% of the voting shares of the parent company and of the spin-off company are the same for a period of three years from the year immediately preceding the date on which the spin-off takes place (with shares deemed to have been placed among the general investing public not taken into account, provided that such shares have been actually offered and placed among the general investing public), and (ii) during the period indicated in (i) above, shareholders of at least 51% of the voting shares of the parent company maintain the same proportion in the capital stock of the spin-off company as they held in the parent company before the spin-off, and in that of the parent company.

Assuming that shareholders of Ollamani and GTV owning at least 51% of the voting shares of each company do not change during the three-year period beginning one year prior to the date on which the Spin-off takes place and that they maintain the same proportion in the capital stock of Ollamani and GTV as they held in GTV prior to the Spin-off, the Spin-off will not be considered a transfer by GTV for tax purposes in Mexico.

GTV has notified the controlling shareholders of the conditions that must be met in order for the Spin-off not to be considered a transfer by GTV for tax purposes in Mexico. Although GTV has been informed by the controlling shareholders that they intend to comply with these applicable tax provisions, there can be no assurance that this will be the case.

The Ollamani Shares received by a GTV shareholder will have as confirmed acquisition cost the average cost per share that such shareholder had in its Grupo Televisa Shares that are deemed redeemed, for Mexican tax purposes, as a result of the Spin-off.

Ownership of Shares Received in the Spin-off

Shareholders of Ollamani will have full ownership and use of the Ollamani Shares and may trade them on the Mexican Stock Exchange subject to and in accordance with the terms described in this Information Statement.

Dividends on Company Shares

In accordance with the provisions of the Mexican Income Tax Law, the tax effects that could arise from the payment of dividends with respect to the Ollamani Shares, in general terms, are as follows:

(i)	Individual shareholders resident for tax purposes in Mexico must include dividend payments in their taxable income, and may credit income tax paid by Ollamani with respect to the net earnings account from which such dividends are paid. Additionally, such shareholders will be subject to income tax withholding at a rate of 10% on dividends received, and may not be entitled to any credit any such withholding against their Mexican income tax liability (if any).

(ii)	Legal entity shareholders resident for tax purposes in Mexico should not include dividends received from Ollamani in income for Mexican income tax purposes.

(iii)	Dividends paid by Ollamani to foreign resident shareholders for Mexican tax purposes are subject to Mexican income tax withholding at a rate of 10%. However, such shareholders may be entitled to a lower withholding rate in accordance with the provisions of an applicable income tax treaty. Such shareholders should consult their tax advisors regarding the requirements that must be met to apply the provisions of any such tax treaty.

Sale of Shares and/or CPOs of Ollamani

The tax effects that could result from the sale of Ollamani Shares and/or Ollamani CPOs in accordance with the Mexican Income Tax Law and other applicable provisions, in general terms, are as follows:

(i)	Legal entity shareholders resident for tax purposes in Mexico must include in income an amount equal to the proceeds from the sale of the Ollamani Shares minus the tax basis of such shares.

(ii)	For individual shareholders resident for tax purposes in Mexico, and who meet all requirements provided in the Mexican Income Tax Law for the sale to be considered as having been carried out on stock exchanges or recognized derivatives markets under the terms of the Mexican Securities Market Law and the Mexican Federal Tax Code, gain onthe sale of Ollamani Shares (equal to the proceeds from the sale of such shares minus the tax basis of such shares) through the Mexican Stock Exchange will be subject to the payment of income tax at the rate of 10%.

(iii)	For foreign resident shareholders for Mexican tax purposes that meet all requirements provided in the Mexican Income Tax Law for the sale to be considered as having been carried out on stock exchanges or recognized derivatives markets under the terms of the Mexican Securities Market Law and the Mexican Federal Tax Code, gain on the sale of Ollamani Shares (equal to the proceeds from the sale of such shares minus the tax basis of such shares) through the Mexican Stock Exchange will be subject to the payment of income tax at the rate of 10% through withholding to be made by the appropriate financial intermediary. The 10% income tax withholding will not be applicable where the foreign shareholder is a resident of a country with which Mexico has entered into a treaty to avoid double taxation. The foreign shareholder must submit to the intermediary a letter under oath stating that he/she is a resident for purposes of the treaty and provide his/her tax identification number in the country of residence.

Certain U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax consequences of the Spin-off, and of owning and disposing of Ollamani Shares (including CPOs) received in the Spin-off, to a U.S. Holder (as defined below). This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury Regulations, judicial authority, administrative rulings and the Convention between the Government of the United States of America and the Government of the United Mexican States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion and the protocols thereto (the “Tax Treaty”), all as currently in effect. These laws and authorities are subject to change or different interpretations, possibly with retroactive effect. The discussion below does not address any state, local or non-U.S. tax consequences, or any U.S. federal non-income tax consequences, of either the Spin-off or of owning or disposing of Ollamani Shares (including CPOs) received in the Spin-off. The tax treatment of the Spin-off to U.S. Holders will vary depending upon their particular situation. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary. No assurance can be given that the IRS will agree with the views expressed in this summary, or that a court will not sustain any challenge by the IRS in the event of litigation.

This discussion of certain U.S. federal income tax considerations is provided for general information only and does not constitute legal or tax advice to any U.S. Holder. Each U.S. Holder should consult its tax advisor concerning the U.S. federal income tax consequences of the Spin-off in light of such holder’s particular circumstances, as well as any tax consequences arising under state, local or non-U.S. laws.

This discussion does not purport to be a complete analysis of all the potential tax effects of the Spin-off or of the ownership or disposition of Ollamani Shares (including CPOs). This discussion is limited to U.S. Holders that hold Grupo Televisa Shares (including GDSs and CPOs), or will hold Ollamani Shares (including CPOs), as capital assets and that have the Dollar as their functional currency, and does not address the tax treatment of U.S. Holders that are subject to special tax rules under U.S. federal income tax laws (including, for example, banks; regulated investment companies; real estate investment trusts; pass-through entities (including S corporations, partnerships and arrangements classified as partnerships for U.S. federal income tax purposes) and any investors in such entities; tax-exempt organizations; governmental organizations; brokers or dealers in stocks, securities, commodities or currencies; traders in securities electing to mark to market their securities; financial institutions; insurance companies; mutual funds; holders of 10% or more of Grupo Televisa Shares (including Shares underlying CPOs and GDSs representing CPOs) or Ollamani Shares (including Shares underlying CPOs); persons holding Grupo Televisa Shares (including GDSs and CPOs) as a position in a hedging, “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction; certain former citizens or long-term residents of the United States; taxpayers using a taxable year other than the calendar year; U.S. Holders that received their Grupo Televisa Shares (including GDSs and CPOs) in compensatory transactions; or U.S. Holders that are engaged in a trade or business, or have a permanent establishment, in Mexico). The discussion does not address the applicability and effects of any alternative minimum tax or the Medicare contribution tax on net investment income of certain non-corporate U.S. Holders, or the U.S. federal income tax considerations to a U.S. Holder that chooses to exercise its withdrawal rights in accordance with the Mexican Business Corporation Law. In addition, to the extent a U.S. Holder of GDSs has made a Share Delivery Election, the following discussion assumes that the Share Delivery Election was timely and properly made, and that delivery of Ollamani Shares pursuant to a Share Delivery Election has not failed.

For purposes of this summary, a “U.S. Holder” means a beneficial owner of Grupo Televisa Shares (including GDSs and CPOs) on the Share Record Date or GDS Record Date (as applicable), or of Ollamani Shares (including CPOs) received in the Spin-off, that, for U.S. federal income tax purposes, is: (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if it (x) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (y) has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

In general, this discussion assumes that a U.S. Holder of Grupo Televisa’s GDSs and CPOs or Ollamani CPOs will be treated as the owner of the Grupo Televisa Shares or Ollamani Shares, respectively, underlying those GDSs and CPOs for U.S. federal income tax purposes, and references to Grupo Televisa Shares or Ollamani Shares in the discussion that follows include such Shares underlying GDSs and CPOs.

Consequences of the Spin-off

Spin-off of Ollamani Shares as a Taxable Dividend. The distribution of Ollamani Shares is expected to be treated as a taxable distribution for U.S. federal income tax purposes rather than a distribution that is generally tax-free under Section 355 of the Code, because the Spin-off may not meet, and Grupo Televisa has not undertaken to ensure that it will meet, the extensive requirements under Section 355 of the Code to qualify as a tax-free distribution. The remainder of this discussion assumes that, for U.S. federal income tax purposes, the Spin-off will be treated as a taxable distribution of Ollamani shares to holders of Grupo Televisa Shares with respect to their Grupo Televisa Shares.

Based on the above, a U.S. Holder generally will be treated as receiving a taxable distribution by Grupo Televisa equal to the fair market value of the Ollamani Shares received in the Spin-off (including fractional shares and amounts withheld, if any, to satisfy Mexican withholding taxes). A U.S. Holder generally will be required to include the Dollar value of such distribution in gross income as a dividend to the extent of Grupo Televisa’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). To the extent such amount exceeds such current and accumulated earnings and profits, it generally will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s adjusted tax basis in its Grupo Televisa Shares and then as gain from the sale or exchange of such Grupo Televisa Shares. Grupo Televisa does not maintain calculations of its earnings and profits for U.S. federal income tax purposes. Therefore, a U.S. Holder should expect that the fair market value of the Ollamani Shares received in the Spin-off will be treated as a dividend. A U.S. Holder will be treated as having received such taxable distribution at the time of such U.S. Holder’s actual or constructive receipt of the Ollamani Shares (which, in the case of U.S. Holders of GDSs, is expected to be—and, for purposes of this discussion, is assumed to be—at the time of the Depositary’s receipt of the Ollamani Shares).

To the extent the Spin-off is treated as a dividend for U.S. federal income tax purposes and such dividend is received by certain non-corporate U.S. Holders, including individuals, it will be treated as “qualified dividend income” that is taxed at preferential capital gains rates, provided that Grupo Televisa is a “qualified foreign corporation” and certain holding period and other requirements are met. Grupo Televisa believes that it is a “qualified foreign corporation.” U.S. Holders should consult their tax advisors to determine whether their receipt of Ollamani Shares in the Spin-off qualifies for preferential capital gains rates. U.S. Holders that are corporations will not be eligible for the dividends received deduction. For U.S. foreign tax credit purposes, dividend income in respect of the Spin-off generally will constitute foreign source “passive category income.” U.S. Holders receiving Ollamani Shares in the Spin-off will have a tax basis in such shares equal to their fair market value on the Distribution Date and a holding period in such shares beginning on the day after the Distribution Date.

PFIC Status. The U.S. federal income tax consequences of the Spin-off to a U.S. Holder could differ materially from those described above, including that a non-corporate U.S. Holder would not be eligible for preferential capital gains rates, if Grupo Televisa is a passive foreign investment company (“PFIC”) within the meaning of the Code for its taxable year in which the Spin-off occurs or the preceding taxable year. There can be no assurance that Grupo Televisa will not be a PFIC for the taxable year in which the Spin-off occurs. U.S. Holders should consult their tax advisors regarding the potential application of the PFIC rules to the Spin-off.

Sale of Ollamani CPOs Held by the Depositary. The Depositary, on behalf of U.S. Holders of GDSs that do not make a valid, accepted Share Delivery Election (the “Non-Electing GDS Holders”), intends to sell the Ollamani CPOs it receives in respect of the Grupo Televisa Shares represented by the Non-Electing GDS Holders’ GDSs and to distribute the net proceeds of such sales among the Non-Electing GDS Holders in proportion to the number of GDSs that they hold. The U.S. federal income tax treatment to a Non-Electing GDS Holder of such sales generally will be determined under the principles described below under “—Ownership and Disposition of Ollamani CPOs—Sale or Other Disposition of Ollamani CPOs,” which treatment will apply at the time of the Depositary’s sale of the Non-Electing GDS Holder’s Ollamani CPOs, whether or not the sales proceeds are distributed to the Non-Electing GDS Holder at such time. For information regarding a U.S. Holder’s tax basis and holding period in Ollamani CPOs received in the Spin-off, see “—Spin-off of Ollamani CPOs as a Taxable Dividend,” above. For information regarding the availability of a foreign tax credit for any Mexican taxes paid upon such sales, see “—Ownership and Disposition of Ollamani CPOs—Sale or Other Disposition of Ollamani CPOs,” below.

The Depositary’s sale of Ollamani CPOs on behalf of Non-Electing GDS Holders may take a significant period of time and may result in an average selling price that is greater or less than the amount of dividend income recognized by a U.S. Holder in the Spin-off. The Depositary will have no obligation to (though it may) make interim payments to Non-Electing GDS Holders before all sales of the Ollamani CPOs on their behalf are completed. If the amount realized from the sale of a Non-Electing GDS Holder’s Ollamani Shares is greater than the Dollar fair market value of the Ollamani CPOs on the Distribution Date, such Non-Electing GDS Holder may (i) recognize dividend income equal to the Dollar value of the Ollamani Shares on the Distribution Date and (ii) subsequently recognize U.S. source capital gain on the Depositary’s sale in an amount equal to such excess. If, however, the amount realized from the Depositary’s sale of a Non-Electing GDS Holder’s Ollamani Shares is less than the Dollar fair market value of the Ollamani CPOs on the Distribution Date, such Non-Electing GDS Holder may (i) recognize dividend income equal to such fair market value on the Distribution Date and (ii) subsequently recognize a capital loss in the amount of the difference between such fair market value and the amount realized on the Depositary’s sale. Because the deductibility of capital losses is subject to limitations, a Non-Electing GDS Holder in such circumstances may have taxable dividend income in excess of the amount of cash that it ultimately receives in respect of the Ollamani CPOs.

Each U.S. Holder should consult its tax advisor regarding the tax consequences to such U.S. Holder of the Spin-off and the sale of Ollamani CPOs by the Depositary or the making of a Share Delivery Election in light of such U.S. Holder’s particular circumstances.

Ownership and Disposition of Ollamani Shares

Distributions on Ollamani Shares. In general, a U.S. Holder will treat the Dollar value of distributions paid in respect of such U.S. Holder’s Ollamani Shares, without reduction for any Mexican withholding tax, as dividend income for U.S. federal income tax purposes to the extent of Ollamani’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes). To the extent that a distribution exceeds such current and accumulated earnings and profits, it generally will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s adjusted tax basis in its Ollamani Shares and then as gain from the sale or exchange of such Ollamani Shares. Because Ollamani does not expect to maintain calculations of its earnings and profits for U.S. federal income tax purposes, it is expected that the entire amount of distributions paid to U.S. Holders generally will be treated as a dividend.

Dividends received by certain non-corporate U.S. Holders, including individuals, will be treated as “qualified dividend income” that is taxed at preferential capital gains rates, provided that Ollamani is a “qualified foreign corporation” and certain holding period and other requirements are met. There can be no assurance that Ollamani will be a “qualified foreign corporation.” U.S. Holders that are corporations will not be eligible for the dividends received deduction.

The Dollar value of any distributions paid by Ollamani, without reduction for any Mexican withholding tax, will be calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into Dollars. U.S. Holders should consult their tax advisors regarding the treatment of any foreign currency gain or loss in respect of Mexican Pesos received that are not converted into Dollars on the day the Mexican Pesos are received. For U.S. foreign tax credit purposes, dividends paid by Ollamani generally will constitute foreign source “passive category income.”

Subject to generally applicable limitations and conditions, Mexican dividend withholding tax paid in respect of Ollamani dividends paid to a U.S. Holder may be eligible for a credit against such U.S. Holder’s U.S. federal income tax liability. The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. Holder’s particular circumstances and involve the application of complex rules to those circumstances. U.S. Holders should consult their tax advisors regarding the application of these rules to their particular situation.

Sale or Other Disposition of Ollamani Shares. A U.S. Holder generally will recognize capital gain or loss on the sale or other disposition of Ollamani Shares in an amount equal to the difference, if any, between the amount realized on the disposition (in Dollars) and the U.S. Holder’s tax basis in such Shares (in Dollars). Gain or loss recognized by a U.S. Holder on such sale or other disposition generally will be long-term capital gain or loss if, on the date of disposition, the U.S. Holder has held the Ollamani Shares for more than one year. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, are taxable at reduced rates. The deductibility of a capital loss is subject to limitations. For information regarding a U.S. Holder’s tax basis and holding period in Ollamani Shares received in the Spin-off, see “—Consequences of the Spin-off —Spin-off of Ollamani Shares as a Taxable Dividend,” above.

The Dollar value of the amount realized on the sale or other disposition, without reduction for any Mexican withholding tax, will be calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into Dollars. U.S. Holders should consult their tax advisors regarding the treatment of any foreign currency gain or loss in respect of Mexican Pesos received that are not converted into Dollars on the day of receipt.

Gain or loss, if any, recognized by a U.S. Holder on the sale or other disposition of Ollamani Shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. If such gain is subject to Mexican taxation, a U.S. Holder entitled to benefits under the Tax Treaty may elect to treat such gain as foreign source income for U.S. foreign tax credit purposes. The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. Holder’s particular circumstances and involve the application of complex rules to those circumstances. U.S. Holders should consult their tax advisors regarding the application of these rules to their particular situation.

PFIC Status. The foregoing discussion of the U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of Ollamani Shares assumes that Ollamani is not and will not be a PFIC. If Ollamani were to be classified as a PFIC, a U.S. Holder could be subject to adverse tax consequences in respect of certain distributions on and sales of Ollamani Shares and could be required to comply with certain annual information reporting requirements. U.S. Holders should consult their tax advisors regarding the potential application of the PFIC rules to their Ollamani Shares.

Information Reporting and Backup Withholding

The distribution of Ollamani Shares in the Spin-off, as well as future distributions on, and proceeds from the sale or other disposition of, Ollamani Shares paid to a U.S. Holder, generally will be subject to U.S. information reporting if such payments are made through a “United States payor” or “United States middleman” (as defined in applicable Treasury Regulations). Backup withholding (currently, at a rate of 24%) may apply to such payments unless the U.S. Holder provides an accurate taxpayer identification number on a properly completed and executed IRS Form W-9 or otherwise establishes an exemption. The Depositary may sell a portion of the Ollamani Shares held by a U.S. Holder necessary to satisfy such backup withholding if the U.S. Holder fails to provide a properly completed and executed IRS Form W-9 or otherwise comply with the necessary certification procedures. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Reportable Transactions

A U.S. taxpayer that participates in a “reportable transaction” is required to disclose such participation to the IRS. Under the relevant rules, in part because the Ollamani Shares will be denominated in Mexican Pesos, a U.S. Holder may be required to treat a foreign currency loss from the sale of Ollamani Shares as a reportable transaction if such loss exceeds the relevant threshold in the regulations ($50,000 in a single taxable year, if the U.S. Holder is an individual or trust, or higher amounts for other entities), and to disclose such transaction by filing IRS Form 8886 with the IRS. Taxpayers that fail to timely file an information return with the IRS with respect to a transaction resulting in a loss that is treated as a reportable transaction are subject to substantial penalties. U.S. Holders should to consult their tax advisors regarding the potential application of these rules.

Specified Foreign Financial Asset Reporting

Individual U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by a U.S. financial institution. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. U.S. Treasury Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or in part. U.S. Holders should consult their tax advisors concerning the application of these rules to their investment in Ollamani Shares.

EMPLOYEES

As of September 30, 2023, Ollamani had, directly and indirectly, a total of 1,622 employees, of which 307 were unionized workers. Of the 1,622 employees, 323 correspond to the Soccer Business, 935 correspond to the Gaming and Sweepstakes Business, 277 correspond to the Publishing and Publishing Distribution Business, and 68 are members of the administrative team.

For a certain period of time, currently estimated to be 12 months, certain transition services will be provided by Grupo Televisa or its subsidiaries, as described in this Information Statement. See the section of this Information Statement entitled “Patents, Licenses, Trademarks and Other Agreements – Other Significant Agreements.”

Ollamani believes that it has good relationships with its employees and with the union to which they belong.

ENVIRONMENTAL MATTERS

Ollamani is subject to laws and regulations relating to environmental protection, health, and human safety, including laws and regulations applicable to waste management and disposal. Ollamani has designed certain internal policies and procedures to ensure compliance with applicable laws, regulations, and permits.

Ollamani believes that its activities do not represent a significant environmental risk.

There are currently no significant legal or administrative proceedings pending against Ollamani with respect to any environmental matter.

As of the date of this Information Statement, Ollamani does not have any environmental certificate or environmental permit granted by a competent authority or duly accredited entity, and Ollamani does not have a program or project for the restoration or defense of natural resources. As of the date of this Information Statement, Ollamani does not intend to implement an environmental management system; however, management may consider implementation of such a program in the future in order to comply with industry best practices.

MARKET INFORMATION

Ollamani competes in Mexico with several companies in each of the businesses in which it operates. See “General Information - Risk Factors – Competition.”

Soccer. Ollamani’s principal competitors in the Mexican soccer industry are the Liga Mx teams with which it competes. Globally, Club América also competes with soccer teams from different international leagues.

Based on Nielsen’s Liga BBVA MX study conducted in 2022, 23.5% of the league's fans in Mexico are fans of Club América (#1 Club in total fan percentage). The study is based on men and women ages 18-65 in cities with more than 250,000 inhabitants in Mexico.

We estimate that the Company has more than 30 million fans in Mexico, and more than 10 million in the United States (The Nielsen Analysis).

The Company has a strong and loyal fan base, which is reflected by high broadcast ratings and popularity among the soccer fan base in general. This helps Club América recruit, train, and develop high-performance players, which is an important element of the Company’s competitive strategy.

Azteca Stadium. The main competitors of the Azteca Stadium are other venues where sporting and entertainment events are held in Mexico City.

According to figures from Liga BBVA MX, the Clausura 2022 and Apertura 2022 tournaments had a cumulative attendance of 6,658,443 attendees, with an attendance for the teams playing at the Azteca Stadium (Cruz Azul and Club América) of 1,329,542, representing 19.97% of total attendance.

53 events were held at the Azteca Stadium in 2022 with a total attendance of 1.6 million persons, of which:

•	49 were soccer events;

•	One was a NFL game; and

•	Three were music events.

Azteca Stadium is an iconic venue in Mexico, recognized for the sporting and entertainment events that have been held there and which are described in this Information Statement. The development of new sports and/or entertainment venues in Mexico could weaken Ollamani’s competitive position by increasing the number of venues that are available to the general public to attend.

Gaming and Sweepstakes. Ollamani’s principal competitors in the gaming industry are Codere, Caliente, Grupo Cirsa, and Grupo Logrand and Palacio de los Números. Ollamani also faces competition from casinos, gaming establishments, and illegal sports betting sites throughout Mexico.

The Company estimates its market share to be 5% calculated based on the number of casinos in Mexico existing as of December 31, 2022.

PlayCity is a recognized brand in Mexico within Ollamani’s gaming and sweepstakes business, with modern establishments in coveted locations for the development of its business and with state-of-the-art technological machines, which we believe gives it a competitive advantage.

Publishing. Each of Ollamani’s magazines competes for readership and advertising revenues with other magazines of the same genre and with other print and non-print media. Competition for advertising is based on circulation levels, socioeconomic status of readers, and advertising rates.

Ollamani estimates its market share to be approximately 19% of the magazine print publishing industry in Mexico, calculated based on the number of copies in circulation, according to the General Media Study (Estudio General de Medios, EGM) published by Ipsos based on information from the first quarter of 2021.

The Company owns traditional, prestigious, and popular brands among consumers in Mexico, which is a positive aspect of its competitive position. The increasing competition and popularity of digital media and options with respect to this type of entertainment may affect the publishing market in general and/or Ollamani’s competitive position.

CORPORATE STRUCTURE

Ollamani is a holding company that conducts its business through its subsidiaries. Additionally, Ollamani receives rental income from the real estate properties it owns. For a detailed description of Ollamani’s activities, see the section of this Information Statement entitled “Description of the Business.”

The following table shows Ollamani’s significant subsidiaries as of the date of this Information Statement:

Name of Subsidiary	Place of Incorporation	Ownership Percentage
Controladora de Juegos y Sorteos de Mexico, S.A. de C.V.(1)	Mexico	100.0%
Editorial Televisa, S.A. de C.V. (2)	Mexico	100.0%
Distribuidora Intermex, S.A. de C.V. (3)	Mexico	100.0%
Club de Fútbol América, S.A. de C.V. (4)	Mexico	100.0%
Fútbol del Distrito Federal, S.A. de C.V. (5)	Mexico	100.0%
SOC Servicios Operativos Centralizados, S.A. de C.V. (6)	Mexico	100.0%

(1)	Direct subsidiary through which the operation of the Games and Sweepstakes business is managed.
(2)	Direct subsidiary through which the Company's Publishing business is operated.

(3)	Subsidiary through which the Company carries out certain operations of the Publishing Distribution business.

(4)	Direct subsidiary through which the Company operates the Soccer business of the Company.

(5)	Subsidiary through which Azteca Stadium is operated.

(6)	Subsidiary in charge of administrative services of the Company.

As of the date of this Information Statement, the authorized, issued, subscribed, and paid-in capital stock of Ollamani amounts to $376,843,302.00 Mexican Pesos, represented by 340,621,798,257 Ollamani Shares, with no par value. For a detailed description of Ollamani’s capital structure, see the section of this Information Statement entitled “Ollamani Shares Representing Capital Stock.”

DESCRIPTION OF PRINCIPAL ASSETS

Ollamani’s main offices are leased by Ollamani and are located at Avenida Santa Fe 481, Floors 10 and 11, Col. Cruz Manca, 05349, Cuajimalpa de Morelos, Mexico City, Mexico.

For a detailed description of Ollamani’s intellectual property, see the section of this Information Statement entitled “Patents, Licenses, Trademarks and Other Agreements.”

Soccer. Ollamani’s properties with respect to its soccer business consist primarily of real estate used for sports activities, with the principal real estate asset being the Azteca Stadium. The principal properties owned by Ollamani and the Ollamani Subsidiaries are as follows:

•	Calzada de Tlalpan No. 3,475, Col. Santa Úrsula Coapa, C.P. 04650, Alcaldía Coyoacán, Mexico City.

•	Periférico Sur No. 5682 (formerly 5300) (CECAP), Col. Santa Úrsula Coapa, C.P. 04600, Alcaldía Coyoacán, Mexico City.

•	Prolongación División del Norte No. 3901, Colonia Exhacienda Coapa, C.P. 04850, Alcaldía Coyoacán, Mexico City.

•	Av. Estadio Azteca 42, Santa Ursula Coapa, Coyoacán, C.P. 04650.

Gaming and Sweepstakes. The halls where PlayCity's 18 casinos currently operate are owned by third parties and are subject to long-term lease agreements between such third parties and Ollamani.

Additionally, Teatro de los Insurgentes, S.A. de C.V., is the owner of the property located at 1587 Avenida de los Insurgentes, Colonia San José Insurgentes, Zip Code 03900, Delegación Benito Juárez, Mexico City.

For more information, see the section of this Information Statement entitled, “Principal Business.”

Publishing and Intermex. In its publishing and Intermex business, Ollamani owns real property, as follows:

•	Calz. Lucio Blanco 435, San Juan Tlihuaca, Azcapotzalco, 02400 Ciudad de México, CDMX.

•	Av, San Lorenzo 249, Col Paraje San Juan, C.P. 09830, Alcaldia Iztapalapa Ciudad de México, CDMX

•	Calle 74 # 6-65 Barrio Rosales, Bogotá Colombia.

As of the date of this Information Statement, Ollamani’s properties, excluding the Azteca Stadium, represented approximately 2.4 million square feet of space, of which more than 2.3 million square feet were located in Mexico City and its surroundings, 0.1 million square feet were located outside Mexico City and its surroundings, and 0.02 million square feet were located outside Mexico.

For more information regarding intellectual property rights and assets of the Company, see the section of this Information Statement entitled “Patents, Licenses, Trademarks, and Other Agreements.“

Assets Pledged as Collateral

As of the date of this Information Statement, Ollamani had no loans secured by assets.

Insurance

Ollamani has insurance policies for its significant assets including, but not limited to, the Azteca Stadium, Club América, and PlayCity casinos, with comprehensive coverage for its operations against risks including fire, earthquake, flood, storms, and for Ollamani’s offices, equipment contingencies, and similar business interruption losses, subject to certain limitations, and has General Liability insurance covering damages to third parties. Moreover, Ollamani maintains a cybersecurity policy covering certain types of cybersecurity-related losses.

Ollamani has Major Medical Expenses insurance for the first team and Personal Accident insurance for the junior team, which covers death and reimbursement of medical expenses arising from soccer practice accidents.

Ollamani has life insurance (key man) for first team players. Club América’s trophies and cups are covered by a works of art policy.

Ollamani has insurance as required by law to operate the business of its subsidiaries.

Ollamani cannot provide assurance that its insurance coverage will be sufficient to cover any losses it incurs or that it will be successful in claiming payment of losses under the insurance policies or that such payment will be timely made. If Ollamani incurs any loss that is not covered by the insurance policies, or if the amount compensated is significantly less than the loss or the loss is not timely paid, Ollamani’s business, financial condition, and results of operations could be materially affected.

Moreover, Ollamani cannot provide assurance that the insurance policies it has can be renewed on the same terms and conditions, for acceptable premiums or at all.

LEGAL PROCEEDINGS

In the ordinary course of business, Ollamani is or may become involved in various legal proceedings. Ollamani does not expect any of these actions and claims to have a material adverse effect on its financial statements taken as a whole. However, Ollamani cannot be certain of the outcome of any of these legal actions and claims.

The following is a description of Ollamani’s relevant proceedings as of the date of this Information Statement:

Tax Contingency of Ollamani Related to the Gaming and Sweepstakes Business. On June 1, 2016, the tax authority initiated a home visit procedure for an indirect subsidiary of Ollamani that carries out operations in the gaming and sweepstakes business, to verify compliance with tax provisions for the period from January 1 to December 31, 2014 with respect to federal taxes as a direct subject and in its capacity as withholding agent.

On April 24, 2017, the authority reported the facts and omissions detected during the development of the audit process that could support a finding of non-compliance with the payment of the aforementioned taxes.

On May 30, 2017, by means of a written document submitted to the authority, arguments were presented and evidence was offered to refute the facts or omissions contained in the last report.

On June 21, 2019, the applicable Ollamani Subsidiary was notified of the result of the audit, which found a tax liability in the amount of $1,334 million Pesos largely in relation to IEPS. On August 16, 2019, an administrative process (appeal for revocation) was filed with the Legal department of the Tax Authorities.

On January 7, 2021, the decision of the appeal was notified, which confirmed the resolution appealed.

On February 19, 2021, a nullity proceeding was filed with the Second Regional Court in Puebla of the Mexican Federal Court of Administrative Justice against the resolution issued in the above-mentioned appeal for revocation, which is currently pending resolution.

As of the date of this Information Statement, Ollamani cannot provide assurance that the final outcome will not be adverse to Ollamani’s interests.

Tax Contingency of Ollamani Related to the Soccer Business. On June 19, 2020, the tax authority initiated a home visit procedure for an indirect subsidiary of Ollamani that carries out operations in the soccer business, to verify compliance with tax provisions for the period from January 1 to December 31, 2014, with respect to federal taxes as a direct withholding agent.

On May 18, 2021, the authority reported the facts and omissions detected during the development of the audit process that could support a finding of non-compliance with the payment of the aforementioned taxes.

On June 15, 2021, by means of a document filed with the authority, arguments were presented and evidence was offered to refute the facts or omissions contained in the last report.

On December 8, 2022, the applicable Ollamani Subsidiary was notified of the result of the audit, which found a tax liability in the amount of $575 million Pesos in relation to income tax. Against such determination, the Ollamani Subsidiary filed an appeal for revocation with the Legal department of the Tax Authorities, which is currently pending resolution.

As of the date of this Information Statement, Ollamani cannot provide assurance that the final outcome will not be adverse to Ollamani’s interests.

Administrative Contingency of the Company Related to the Gaming and Sweepstakes Business. On November 16, 2023, the Decree that amended the Regulations was published in the DOF, with several negative consequences for the gaming and sweepstakes business that are subject to legal challenge. The Company believes the Decree is contrary to the current legal framework.

As a result, on December 14, 2023, pursuant to Article 107, Section I, of the Amparo Law Regulating Articles 103 and 107 of the Political Constitution of the United Mexican States, we timely filed an indirect amparo lawsuit, in which the effects of the amendments, supplements, and repeals to the Regulations were challenged.

The lawsuit requests that the amended articles of the Regulations be declared unconstitutional and consequently be removed from the legal regime applicable to the Company on the basis that such amended articles result in a prohibition to carry out certain sweepstakes. The Company believes this contravenes the principle of hierarchical subordination, as according to the Federal Law on Gaming and Sweepstakes, the applicable sweepstakes are generally permissible.

On January 15, 2024, the Company requested the provisional suspension of the acts challenged in the amparo lawsuit.

On January 16, 2024, the provisional suspension requested was favorably resolved, such that the Company is allowed to continue carrying out its activities as it had been doing, by complying with the provisions prior to the publication of the challenged Decree.

On January 23, 2024, the Company was granted a definitive suspension, reaffirming the grant in the provisional suspension.

OLLAMANI SHARES REPRESENTING CAPITAL STOCK

As of the date of this Information Statement, the authorized, issued, subscribed, and paid-in capital stock of Ollamani amounts to $376,843,302.00 Mexican Pesos, represented by 340,621,798,257 Ollamani Shares, with no par value. The shares representing the capital stock are divided as follows:

•	118,614,113,375 common shares designated as Series “A” Shares;

•	54,882,207,692 common shares designated as Series “B” Shares;

•	83,562,738,595 limited voting and preferred dividend shares designated as Series “D” Shares and issued pursuant to Article 113 of the General Business Corporation Law; and

•	83,562,738,595 voting shares and other restricted corporate rights shares, designated as Series “L” Shares.

Each Ollamani CPO represents 2,340 Ollamani Shares, comprised of 500 Series “A” Shares, 440 Series “B” Shares, 700 Series “D” Shares, and 700 Series “L” Shares.

As of the date of this Information Statement, there are approximately 119,375,000 CPOs issued (each representing 500 Series “A” Shares, 440 Series “B” Shares, 700 Series “D” Shares, and 700 Series “L” Shares), and an additional number of Ollamani Shares not underlying CPOs of approximately 58,926,613,375 Series “A” Shares, 2,357,207,692 Series “B” Shares, 238,595 Series “D” Shares, and 238,595 Series “L” Shares.

The Ollamani Shares will be represented by one or more final certificates that are deposited from time to time at Indeval. The Ollamani Shares will trade through the Ollamani CPOs, which will in turn be represented by one or more certificates that are deposited from time to time at Indeval.

The following table sets forth Ollamani’s (i) historical capitalization as of September 30, 2023, from the Pro Forma Condensed Consolidated Financial Statements, and (ii) adjusted capitalization after deducting cetain fees and expenses of the Spin-off. This section should be read in conjunction with the section of this Information Statement entitled “Management’s Discussion and Analysis of Ollamani’s Results of Operations and Financial Condition” and the Pro Forma Condensed Consolidated Financial Statements included in this Information Statement.

Consolidated Capitalization

(Millions of Pesos)

	Current	Adjusted after the Spin-off
Cash and cash equivalents	1,177.4	1,177.4
Current portion of lease liabilities	128.0	128.0
Accounts payable to suppliers and cumulative expenses	1,129.8	1,129.8
Other short-term liabilities	1,129.4	1,129.4
Total short-term liabilities	2,387.2	2,387.2
Lease liabilities, net of current portion	1,063.5	1,063.5
Other long-term liabilities	395.7	395.7
Total long-term liabilities	1,459.2	1,459.2
Total liabilities	3,846.4	3,846.4
Shareholders’ Equity	8,552.7	8,552.7

Total Capitalization	11,221.7	11,221.7

INFORMATION ABOUT THE TRANSACTION

Delivery of Ollamani Shares and CPOs

The Spin-off was subject to several conditions, including compliance with applicable law, as well as obtaining all required corporate and regulatory authorizations, each of which has been satisfied as of the date of this Information Statement. The Ollamani Shares will be delivered as follows: (i) each holder of Grupo Televisa Shares will receive one (1) share in Ollamani for each Grupo Televisa Share held as of the Share Record Date; and (ii) each shareholder of Grupo Televisa will continue to own the same number of Grupo Televisa Shares that it holds. Only holders of Grupo Televisa Shares as of the Share Record Date will receive Ollamani Shares as a result of the Spin-off.

Moreover, holders of Grupo Televisa CPOs will be entitled to receive one (1) Ollamani CPO for every twenty (20) Grupo Televisa CPOs held as of the Share Record Date.

Prior to the Distribution Date, there will be no separate securities representing Ollamani’s capital stock and, as a result, no investor may purchase, acquire, sell, or transfer Ollamani Shares prior to such date.

In the case of securities deposited with Indeval, shares will be distributed in accordance with the Notice to Shareholders. For this purpose, the shareholders will be notified of the date on which the Ollamani Shares will be independently listed on the Mexican Stock Exchange and share certificates will be delivered. The Ollamani Shares will not be distributed until they have been registered under the Mexican Securities Market Law.

With respect to securities that are not deposited with Indeval, if any, the Ollamani Shares will be distributed in the manner and at the time determined in the Notice to Shareholders.

Effects of the Spin-off on Grupo Televisa GDS Holders

On the Distribution Date, the custodian bank of the Depositary in Mexico will receive all Ollamani CPOs that holders of record of Grupo Televisa GDSs are entitled to receive as a result of the Spin-off.

Pursuant to the terms of the deposit agreement governing Grupo Televisa's GDS program, any distribution of securities other than Grupo Televisa CPOs must be made in such manner as the Depositary deems equitable and practicable. If the Depositary, in its opinion, believes that distribution is not reasonably practicable or permitted, the Depositary may adopt any method of distribution it deems equitable and practicable, including the sale of the securities, in which case the net proceeds from such sale shall be distributed by the Depositary to the holders of Grupo Televisa GDSs in the same proportion as the number of Grupo Televisa GDSs owned by them.

Only holders of record of Grupo Televisa GDSs that complete and return a letter of eligibility certifying that they are (1) a person that is not a U.S. person (“U.S. person” as defined in Regulation S) that receives the Ollamani CPOs in an offshore transaction (“offshore transaction” as defined in Regulation S), or (2) a person that (i) is a qualified institutional buyer (“Qualified Institutional Buyer” as defined in Rule 144A under the Securities Act), that receives the Ollamani CPOs pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act, and (ii) is an institution of a type to which the Ollamani CPOs may be offered in a transaction exempt from any registration or qualification requirement under the securities laws of any state, territory, or possession of the United States in which the holder of the Grupo Televisa GDS is located, are authorized to receive the Ollamani CPOs as described in this Information Statement.

Treatment of Fractional Shares

Any holder that owns less than twenty (20) Grupo Televisa CPOs or that has a number of Grupo Televisa CPOs that cannot be divided by twenty (20), may purchase or sell Grupo Televisa CPOs prior to the Share Record Date. Any holder that owns less than four (4) Grupo Televisa GDSs or owns a number of Grupo Televisa GDSs that cannot be divided by four (4), may purchase or sell Grupo Televisa GDSs prior to the GDS Record Date.

On or prior to the Distribution Date, a master certificate corresponding to the Ollamani Shares and a master certificate corresponding to the Ollamani CPOs will be deposited with Indeval. Likewise, Ollamani will make to Indeval the payment of fractions with respect to Grupo Televisa CPOs deposited with Indeval that do not amount to a whole number of Ollamani CPOs, based on information provided by Indeval with respect to aggregated accounts, at the opening price of the Ollamani CPOs.

The payment of fractional securities in accordance with the paragraph above will not be made with respect to individual holders of Grupo Televisa CPOs, but rather in the aggregate, based on accounts held by each participant at Indeval. Each holder of Grupo Televisa CPOs must consult with its brokerage firm to evaluate the manner and form of delivery of the corresponding Ollamani CPOs.

For holders of Grupo Televisa GDSs, fractional entitlements to Ollamani CPOs will not be distributed but will instead be sold and the Depositary will distribute the cash proceeds of such sale(s) pro rata to the holders of Grupo Televisa GDSs entitled to their receipt.

Election procedure to receive Ollamani CPOs applicable to Direct GDS Holders

Eligible registered holders of Grupo Televisa GDSs may elect to receive directly some or all of the Ollamani CPOs to which they are entitled. For this purpose, the Depositary will mail to each registered holder of Grupo Televisa GDSs that hold Grupo Televisa GDSs directly (the “Direct GDS Holders”) the applicable form accompanied by the relevant materials. To make an election, the Direct GDS Holders must deliver to the by 5:00 p.m. (Eastern Daylight Time) on March 28, 2024 (the “Deadline”), the completed form, the medallion signature guarantee of the Direct GDS Holder and payment by check in the amount of US$0.0025 per Ollamani CPO to be delivered (the “Fee”).

Election procedure to receive Ollamani CPOs applicable to Indirect GDS Holders that hold their Ollamani CPOs through broker-dealers and/or stock market participants

With respect to holders of record of Grupo Televisa GDSs held through broker-dealers or through any other securities market participant that meets the applicable requirements (“Indirect GDS Holders”), the Depositary will send to the brokers and securities market participants that are registered on the share listings issued by the Depositary Trust Company (“DTC”), (which proves that they are holders of Grupo Televisa GDSs with accounts in DTC), on the GDS Record Date (the “DTC Participants”), the applicable form accompanied by the relevant materials. To make their election, Indirect GDS Holders must instruct the DTC Participants to deliver to the Depositary the necessary confirmation evidencing that such broker-dealer and/or securities market participant has registered a valid election through DTC, which must be received by the Depositary before the Deadline. Indirect GDS Holders should consult with DTC Participants as to the steps to be followed in order to ensure timely delivery to the Depositary of the instructions to receive the Ollamani CPOs. DTC Participants are expected to set their own deadlines and times for receiving instructions regarding the delivery of Ollamani CPOs, which should be completed in advance of the Deadline. If you are an Indirect GDS Holder, you should consult your broker and/or securities market participant with whom you hold your Grupo Televisa GDS position as to the applicable date and time for this process.

As soon as practicable after the Deadline, the Depositary will instruct the custodian bank in Mexico to deliver to the accounts designated by each of the registered holders of Grupo Televisa GDSs for such purpose, the Ollamani CPOs that it is entitled to receive according to the instructions it has provided directly or through the broker-dealers and/or securities market participants.

It will be the sole responsibility of each registered holder of Grupo Televisa GDSs that meets the applicable requirements and elects to receive directly its Ollamani CPOs to open or maintain an account with a broker, bank, or other Indeval participant that is capable of receiving Ollamani CPOs, and to ensure that information provided under any instructions for the receipt of such Ollamani CPOs is correct. If the Depositary's custodian bank in Mexico reports that delivery of the requested Ollamani CPOs through the direct delivery procedure has failed, the Depositary will contact directly the Direct GDS Holder or the DTC participant through which the request in question was made, to request correction and any other action required to effect delivery of the requested Ollamani CPOs. If such delivery cannot be made within 10 days after the Deadline, the Depositary will treat the election to deliver the Ollamani CPOs as invalid and will proceed to sell them in accordance with the provisions described below.

Sale of Ollamani CPOs by the Depositary

Except for Ollamani CPOs to be delivered to holders of record of Grupo Televisa GDSs pursuant to the election procedures described above, the Depositary will instruct the custodian bank in Mexico to sell all Ollamani CPOs received on the Distribution Date in respect of Grupo Televisa GDSs, including all fractional entitlements to Ollamani CPOs, in one or more transactions, the proceeds of which will be converted into Dollars for the purpose of delivering, to the applicable Direct GDS Holder or DTC (for the account of its participants), as the case may be, the net proceeds to which it is entitled after deducting selling expenses, the Fee, and any applicable withholding taxes. The sale of Ollamani CPOs may take place over an extended period of time, and as a result, the Depositary may, but has no obligation to, make provisional payments of proceeds to registered holders of Grupo Televisa GDSs.

The Depositary may carry out the currency conversion directly or through its subsidiaries, acting in both cases on its own account and not as agent, broker, or fiduciary entity of another person, and may receive income, including but not limited to, income resulting from differences generated in exchange transactions, which it will retain for its own account. Income is based, among other things, on the difference in the exchange rate assigned to the applicable currency conversion under the terms of the deposit programs and the exchange rate at which the Depositary or its subsidiaries receive upon selling or purchasing foreign currency for its own account. The Depositary will not be required to provide assurance that the exchange rate to be used or obtained in connection with the sale of the Ollamani CPOs will be the most favorable rate that could have been obtained on such date, or that the method by which such exchange rate was determined is the most favorable to holders of Grupo Televisa GDSs, but will be required to perform the duties set forth in the deposit agreement without negligence or bad faith. The methodology used to determine the exchange rate in currency conversions is available upon request to the Depositary.

Persons holding Grupo Televisa GDSs through a broker and/or any securities market participant must consult with their broker and/or securities market participant regarding the distribution of the Ollamani CPOs or proceeds from the sale of the Ollamani CPOs to determine the applicable costs and fees.

Listing of Ollamani Shares and Grupo Televisa Shares at Adjusted Trading Price

Ex-Coupon and Listing Start Date

Grupo Televisa will communicate to the investing public, by such means as it deems appropriate under applicable legal provisions, the listing start date of the Ollamani CPOs, which will trade under the ticker symbol “AGUILAS.CPOs”, and the start date for the trading of the Grupo Televisa CPOs, at the adjusted price (the “Ex-Coupon Date”).

Adjusted Price and Auction Mechanism

To avoid significant variations in the price of the Ollamani CPOs and Grupo Televisa CPOs, and to provide transparency to the Spin-off process, it is expected that Grupo Televisa will request that the Mexican Stock Exchange determine the opening market price of the Ollamani CPOs and Grupo Televisa CPOs (the “Adjusted Price”), at the beginning of the auction session on the Ex-Coupon Date, in each case, by holding an auction of the Ollamani CPOs and the Grupo Televisa CPOs prior to the market opening on the day of the Ex-Coupon Date in accordance with the methodology set forth in the Internal Regulations of the Mexican Stock Exchange. The Adjusted Price is expected to be determined after considering both the allocation price resulting from the aforementioned auction and the closing price of the Grupo Televisa CPOs on the immediately preceding business day.

Special Settlement

Grupo Televisa will inform the investing public, by such means as it deems appropriate, of the settlement dates for the Ollamani CPO and Grupo Televisa CPO transactions executed three business days prior to the Ex-Coupon Date. Grupo Televisa expects to request that the Mexican Stock Exchange settle such transactions on a 48-hour, 24-hour, and same-day settlement cycle.

DIVIDENDS

Since its incorporation, Ollamani has not paid dividends on the Ollamani Shares. The amount of any future dividend will be considered annually by Ollamani’s Board of Directors, based on Ollamani’s results of operations and financial condition, its investments, and other relevant factors.

Decisions regarding the payment of dividends and the amount thereof are subject to approval of the majority of the holders of Series “A” Shares and Series “B” Shares voting jointly, generally in accordance with the recommendation of the Board of Directors. Emilio Fernando Azcárraga Jean indirectly controls the vote of a majority of Series “A” Shares, and as long as he continues to do so, will consequently have the authority to determine whether dividends will be paid and the amount of such dividends. See “Management - Directors and Shareholders – Shareholders.”

SELECTED FINANCIAL INFORMATION

The selected financial information included in this Information Statement is derived from the accounting records or the Pro Forma Condensed Consolidated Financial Statements of Ollamani, which consider the effects of the Spin-off and Ollamani as an independent company. This information should be read together with the section “Management’s Discussion and Analysis of Ollamani’ Results of Operations and Financial Condition” and the Pro Forma Condensed Consolidated Financial Statements contained in this Information Statement. The Pro Forma Condensed Consolidated Financial Statements and the other financial information in the tables below have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board.

For further information and a detailed description of the manner in which the Pro Forma Consolidated Financial Information was prepared, please read the notes to the Pro Forma Financial Information and the report of the External Auditors thereto attached as “Annex 1A” and “Annex 1B” to this Information Statement.

Historical results may not be indicative of future results. For a discussion of certain risks and other factors or events that could cause the financial information contained in this Information Statement not to be indicative of Ollamani’s future performance, see the sections of this Information Statement entitled “Management’s Discussion and Analysis of Ollamani’ Results of Operations and Financial Condition” and “Risk Factors.”

OLLAMANI AND SUBSIDIARIES

Selected Financial Information

The following tables contain selected consolidated financial and operating information of Ollamani as of the dates and for the periods indicated. These tables should be read in conjunction with Ollamani's financial statements and the notes thereto included in this Information Statement, and are subject to the complete information contained therein.

Investors should read this information in conjunction with the financial information included in the exhibits to this Information Statement. Certain risks and other factors or uncertain events that may cause the information presented not to be indicative of Ollamani’s future performance are described in the section of this Information Statement entitled “Risk Factors.” Additionally, there are factors that may significantly affect the comparability of the financial information presented, such as the effects of the pandemic caused by the COVID-19 virus on the operations of Ollamani and on the global economy, and therefore, this section should be read in conjunction with the section of this Information Statement entitled “Management's Discussion and Analysis of Ollamani's Results of Operations and Financial Condition.”

Ollamani

Pro Forma Condensed Consolidated Statements of Financial Position

As of September 30, 2023 and December 31, 2022

(In thousands of Mexican pesos)

	September 30, 2023						December 31, 2022
	Base Figures (Unaudited)		Pro Forma Adjustments (Unaudited)		Pro Forma Figures (Unaudited)		Based Figures (Unaudited)		Pro Forma Adjustments (Unaudited)		Pro Forma Figures (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	Ps.	—	Ps.	1,177,448	Ps.	1,177,448	Ps.	—	Ps.	2,333,830	Ps.	2,333,830
Trade accounts receivable, net		—		487,568		487,568		—		334,884		334,884
Other accounts and notes receivable, net				19,052		19,052				9,384		9,384
Income taxes receivable		—		204,723		204,723		—		230,996		230,996
Other recoverable taxes		—		485,276		485,276		—		329,696		329,696
Due from related parties		—		405,031		405,031		—		254,395		254,395
Inventories		—		232,913		232,913		—		282,208		282,208
Other current assets		—		145,881		145,881		—		97,247		97,247
Total current assets		—		3,157,892		3,157,892		—		3,872,640		3,872,640

Non-currents assets:
Property and equipment, net		—		6,506,887		6,506,887		—		6,235,757		6,235,757
Right-of-use assets, net		—		1,062,281		1,062,281		—		1,032,734		1,032,734
Intangible assets, net		—		701,758		701,758		—		784,025		784,025
Deferred income tax assets		—		954,776		954,776		—		1,012,478		1,012,478
Other assets		—		15,495		15,495		—		15,596		15,596
Total non-current assets		—		9,241,197		9,241,197		—		9,080,590		9,080,590
Total assets	Ps.	—	Ps.	12,399,089	Ps.	12,399,089	Ps.	—	Ps.	12,953,230	Ps.	12,953,230

LIABILITIES
Current liabilities:
Current portion of lease liabilities	Ps.	—	Ps.	127,974	Ps.	127,974	Ps.	—	Ps.	81,952	Ps.	81,952
Trade accounts payable and accrued expenses		—		1,129,780		1,129,780		—		1,318,932		1,318,932
Deferred revenue		—		23,255		23,255		—		14,423		14,423
Income taxes payable		—		43,760		43,760		—		19,980		19,980
Other taxes payable		—		167,304		167,304		—		154,329		154,329
Employee benefits		—		136,145		136,145		—		63,709		63,709
Due to related parties		—		577,126		577,126		—		725,009		725,009
Gaming and sweepstakes liabilities		—		40,882		40,882		—		34,680		34,680
Other current liabilities		—		140,974		140,974		—		107,196		107,196
Total current liabilities		—		2,387,200		2,387,200		—		2,520,210		2,520,210

Non-current liabilities:
Lease liabilities, net of current portion		—		1,063,482		1,063,482		—		1,060,474		1,060,474
Post-employment benefits		—		55,469		55,469		—		49,133		49,133
Other long-term liabilities		—		340,213		340,213		—		336,197		336,197
Total non-current liabilities		—		1,459,164		1,459,164		—		1,445,804		1,445,804
Total liabilities		—		3,846,364		3,846,364		—		3,966,014		3,966,014

EQUITY	Ps.	—	Ps.	8,552,725	Ps.	8,552,725	Ps.	—	Ps.	8,987,216	Ps.	8,987,216
Total liabilities and equity	Ps.	—	Ps.	12,399,089	Ps.	12,399,089	Ps.	—	Ps.	12,953,230	Ps.	12,953,230

Ollamani

Pro Forma Condensed Consolidated Statements of Income

For the nine months ended September 30, 2023 and 2022

(In thousands of Mexican pesos)

	September 30, 2023						September 30, 2022
	Base Figures (Unaudited)		Pro Forma Adjustments (Unaudited)		Pro Forma Figures (Unaudited)		Based Figures (Unaudited)		Pro Forma Adjustments (Unaudited)		Pro Forma Figures (Unaudited)
Revenues	Ps.	—	Ps.	4,492,170	Ps.	4,492,170	Ps.	—	Ps.	4,202,383	Ps.	4,202,383
Cost of services and sales		—		3,416,005		3,416,005		—		3,438,664		3,438,664
Selling expenses		—		306,646		306,646		—		263,650		263,650
Administrative expenses		—		264,241		264,241		—		263,704		263,704
Income before other income or expense		—		505,278		505,278		—		236,365		236,365
Other income (expense), net		—		9,373		9,373		—		(12,250)		(12,250)
Operating income		—		514,651		514,651		—		224,115		224,115
Finance expense		—		(175,300)		(175,300)				(105,737)		(105,737)
Finance income		—		262,110		262,110		—		167,347		167,347
Finance income, net		—		86,810		86,810		—		61,610		61,610
Income before income taxes		—		601,461		601,461		—		285,725		285,725
Income tax (expense) benefit		—		(177,794)		(177,794)		—		17,226		17,226
Net income	Ps.	—	Ps.	423,667	Ps.	423,667	Ps.	—	Ps.	302,951	Ps.	302,951

Net income attributable to:
Stockholders of the Company	Ps.	—		423,667	Ps.	423,667	Ps.	—	Ps.	303,917	Ps.	303,917
Non-controlling interests		—		—		—		—		(966)		(966)
Net income	Ps.	—	Ps.	423,667	Ps.	423,667	Ps.	—	Ps.	302,951	Ps.	302,951

Ollamani

Pro Forma Condensed Consolidated Statement of Income

For the year ended December 31, 2022

(In thousands of Mexican pesos)

	December 31, 2022
	Base Figures (Unaudited)		Pro Forma Adjustments (Unaudited)		Pro Forma Figures (Unaudited)
Revenues	Ps.	—	Ps.	5,686,795	Ps.	5,686,795
Cost of services and sales		—		4,625,618		4,625,618
Selling expenses		—		358,274		358,274
Administrative expenses		—		357,116		357,116
Income before other income		—		345,787		345,787
Other income, net		—		240,706		240,706
Operating income		—		586,493		586,493
Finance expense		—		(179,985)		(179,985)
Finance income		—		256,706		256,706
Finance income, net		—		76,721		76,721
Income before income taxes		—		663,214		663,214
Income taxes		—		(101,297)		(101,297)
Net income	Ps.	—	Ps.	561,917	Ps.	561,917

Net income attributable to:
Stockholders of the Company	Ps.	—	Ps.	571,452	Ps.	571,452
Non-controlling interests		—		(9,535)		(9,535)
Net income	Ps.	—	Ps.	561,917	Ps.	561,917

For financial information by line of business, geographical area, and export revenues, prepared in accordance with IFRS, see Annex 1B of this Information Statement entitled “Pro Forma Condensed Consolidated Financial Statements”. Ollamani’s consolidated financial information for each line of business and by geographical area in accordance with IFRS for the nine months ended September 30, 2023 and 2022, and for the year ended December 31, 2022, is presented in Note 14 to the Pro Forma Condensed Consolidated Financial Statements.

The following table presents revenue information by geographical area (Mexico), as well as export revenues, for the nine months ended September 30, 2023 and 2022, and the year ended December 31, 2022, in millions of Pesos:

	Domestic Revenues		Export Revenues		Total Revenues
Nine months ended September 30, 2023

Soccer and other events Shows	Ps.	1,783.4	Ps.	120.6	Ps.	1,904.0
Gaming		2,223.8		---		2,223.8
Publishing - Circulation of magazines		120.2		---		120.2
Publishing - Advertising		55.5		---		55.5
Distribution of publications		188.7		---		188.7
Total	Ps.	4,371.6	Ps.	120.6	Ps.	4,492.2
Intersegment eliminations		---		---		---
Total consolidated revenues	Ps.	4,371.6	Ps.	120.6	Ps.	4,492.2

	Domestic Revenues		Export Revenues		Total Revenues
Nine months ended September 30, 2022

Soccer and other events Shows	Ps.	1,693.3	Ps.	187.7	Ps.	1,881.0
Gaming		1,822.1		---		1,822.1
Publishing - Circulation of magazines		218.4		---		218.4
Publishing - Advertising		84.9		---		84.9
Distribution of publications		196.0		---		196.0
Total	Ps.	4,014.7	Ps.	187.7	Ps.	4,202.4
Intersegment eliminations		---		---		---
Total consolidated revenues	Ps.	4,014.7	Ps.	187.7	Ps.	4,202.4

	Domestic Revenues		Export Revenues		Total Revenues
Year ended December 31, 2022

Soccer and other events shows	Ps.	2,193.6	Ps.	308.2	Ps.	2,501.8
Gaming		2,496.6		---		2,496.6
Publishing - Circulation of magazines		275.8		---		275.8
Publishing - Advertising		152.8		---		152.8
Distribution of publications		259.8		---		259.8
Total	Ps.	5,378.6	Ps.	308.2	Ps.	5,686.8
Intersegment eliminations		---		---		---
Total consolidated revenues	Ps.	5,378.6	Ps.	308.2	Ps.	5,686.8

Relevant Credit Report

The relevant credits of the Company are lease liabilities, trade accounts payable and accrued expenses, and accounts due to related parties.

As of September 30, 2023 and December 31, 2022, the Company had no consolidated short and long-term debt. The Company may incur consolidated short and long-term debt from time to time.

As of September 30, 2023 and December 31, 2022, the Company’s consolidated lease liabilities, net of current portion, amounted to Ps.1,063.5 million and Ps.1,060.5 million, respectively, and the consolidated current portion of such liabilities amounted to Ps.128.0 million and Ps.82.0 million, respectively. As lessee, the Company recognizes a right of use asset representing its right to use the underlying asset in a lease agreement, and a lease liability representing its obligation to make lease payments.

As of September 30, 2023 and December 31, 2022, the Company’s trade accounts payable and accrued expenses correspond to consolidated current liabilities as of such dates, and amounted to Ps.1,129.8 million and Ps.1,318.9 million, respectively. Trade accounts payable and accrued expenses are payment obligations for goods or services that have been acquired by the Company in the ordinary course of business from suppliers. These accounts payable and accrued expenses are classified as current liabilities if the payment obligation is one year or less. Otherwise, they are presented as non-current liabilities.

As of September 30, 2023 and December 31, 2022, the Company's accounts due to related parties correspond to consolidated current liabilities as of such dates and amounted to Ps.577.1 million and Ps.725.0 million, respectively. The principal balances of amounts payable to affiliate companies accrued interest in the nine months ended September 30, 2023, and in the year ended December 31, 2022, and average interest rates were paid in those periods of 12.64% and 10.62%, respectively. Accounts due to related parties are by their nature current liabilities; however, they do not have specific maturity dates.

Finance Expense

Accrued interest expense in the nine months ended September 30, 2023 and 2022 and the year ended December 31, 2022 relates primarily to interest from long-term lease liabilities, and amounted to Ps.79.2 million, Ps.92.3 million, and Ps.69.2 million, respectively.

Commitment

FIFA has announced that the Azteca Stadium will be one of the venues for the 2026 FIFA World Cup, and as a result, the stadium will require major remodeling work to modernize it and comply with FIFA's requirements. This remodeling will require a significant capital expenditure and could affect the operation of the Azteca Stadium during the remodeling period, limiting the availability of the stadium or its capacity for fans that may attend various events. For this reason, the Company could incur, from time to time, indebtedness to carry out this remodeling of the Azteca Stadium. As of September 30, 2023, the amount of this commitment for the years 2024, 2025 and 2026 had not been determined by the Company; however, the initial investment in this remodeling for the year 2024 is estimated in the amount of Ps. 900 million subject to the end of master plans and the remodeling schedule.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OLLAMANI’S RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following discussion has been prepared based upon and should be read together with the “Selected Financial Information” and the Pro Forma Condensed Consolidated Financial Statements. Ollamani’s Pro Forma Condensed Consolidated Financial Statements are prepared in accordance with IFRS as issued by the IASB. The main assets of Ollamani are the shares of capital stock of the Ollamani Subsidiaries, which were owned by Grupo Televisa prior to the Spin-off.

This Information Statement contains forward-looking statements that reflect Ollamani’s plans, estimates, expectations involving risks, uncertainties and assumptions. Ollamani’s actual results may differ materially from those mentioned herein. Factors that could make or contribute to these differences include, among others, those mentioned in this Information Statement, particularly in the sections of this Information Statement entitled “Forward-Looking Statements” and “Risk Factors.” It is important for investors to carefully consider the information contained in this section and in the section of this Information Statement entitled “Risk Factors.”

Results of Operation.

Impact of COVID-19

The COVID-19 pandemic had a negative effect on our business, financial position, and results of operations in the year ended December 31, 2022.

An increase in infection rates, the effect of new COVID-19 variants, or the emergence of a new pandemic, could trigger a renewal of governmental restrictions on non-essential activities, including but not limited to temporary shutdowns or additional guidelines, which could be expensive or burdensome to implement, and may affect Ollamani operations.

Due to the changing and uncertain nature of the COVID-19 pandemic and the risk of new variants, Ollamani cannot fully estimate the impact that COVID-19 may have on its business, financial condition, and results of operations in the short, medium, or long term.

Financial Results

Unless otherwise indicated, the following comments should be read in conjunction with Ollamani’s unaudited pro forma condensed consolidated financial statements and related notes included in this Information Statement.

	Nine months ended September 30,				Year ended December 31,
	2023		2022		2022
	(Millions of Pesos) (1)				(Millions of Pesos)
Revenues	Ps.	4,492.2	Ps.	4,202.4	Ps.	5,686.8
Cost of revenues		3,149.4		3,139.5		4,231.2
Selling expenses		306.7		263.7		358.3
Administrative expenses		230.6		245.5		334.8
Income before depreciation and amortization		805.5		553.7		762.5
Depreciation and amortization		300.2		317.3		416.7
Income before other income or expense, net		505.3		236.4		345.8
Other income (expense), net		9.4		(12.3)		240.7
Operating income		514.7		224.1		586.5
Finance income, net		86.8		61.6		76.7
Income before income taxes		601.5		285.7		663.2
Income tax (expense) benefit		(177.8)		17.3		(101.3)
Net income	Ps.	423.7	Ps.	303.0	Ps.	561.9
Net loss attributable to non-controlling interest		0.0		(0.9)		(9.6)
Net income attributable to stockholders of the Company	Ps.	423.7	Ps.	303.9	Ps.	571.5

(1)	Certain data set forth in the table above may vary from the figures in the unaudited consolidated statements of income for the nine months ended September 30, 2023 and 2022, and the year ended December 31, 2022, due to differences in rounding.

Summary of Results of Business Segments

The following tables present the revenue and income (loss) of Ollamani's segments and, in addition, depreciation and amortization and other expense, net, for the nine-month periods ended September 30, 2023 and 2022, and the year ended December 31, 2022. The determination of the operation of the reported segments is carried out based on the internal method of reporting to management for operating decisions and the evaluation segments performance, as well as certain quantitative, qualitative, and reporting criteria. Ollamani’s operations were classified into three segments: (i) the Soccer Segment; (ii) the Gaming Segment; and (iii) the Publishing and Publishing Distribution Segment.

	Nine months ended September 30,				Year ended December 31,
	2023		2022		2022
Segment revenues (1)

Soccer	Ps.	1,904.0	Ps.	1,881.0	Ps.	2,501.8
Gaming		2,223.8		1,822.1		2,496.6
Publishing and Publishing Distribution		364.4		499.3		688.4
Consolidated Revenues	Ps.	4,492.2	Ps.	4,202.4	Ps.	5,686.8

	Nine months ended September 30,				Year ended December 31,
	2023		2022		2022
Segment income (loss) (1)
Soccer	Ps.	215.8	Ps.	112.0	Ps.	122.8
Gaming		588.8		446.0		631.0
Publishing and Distribution		0.9		(4.3)		8.7
Segment income (2)		805.5		553.7		762.5
Depreciation and amortization		(300.2)		(317.3)		(416.7)
Other income (expense), net		9.4		(12.3)		240.7
Consolidated operating income	Ps.	514.7	Ps.	224.1	Ps.	586.5

(1)	Some of the figures in these tables may vary from the figures in the pro forma condensed consolidated financial statements due to rounding.

(2)	Segment income does not reflect depreciation and amortization in any of the periods presented but is shown to facilitate the understanding of the results by segment.

Comprehensive Percentages of Income

The following table sets forth our segment revenues data for the indicated periods as a percentage of consolidated revenues:

	Nine months ended September 30,		Year ended December 31,
	2023	2022	2022
Segment revenues

Soccer	42.4%	44.8%	44.0%
Gaming	49.5	43.3	43.9
Publishing and Distribution	8.1	11.9	12.1
Consolidated Revenues	100.0%	100.0%	100%

The following table sets forth our consolidated operating income as a percentage of our consolidated revenues:

	Nine months ended September 30, (1)		Year ended December 31,
	2023	2022	2022
Cost of revenues (2)	70.1%	74.7%	74.4%
Selling expenses (2)	6.8	6.3	6.3
Administrative expenses (2)	5.1	5.8	5.9
Depreciation and amortization	6.7	7.6	7.3
Other (income) expense, net	(0.2)	0.3	(4.2)
Consolidated operating income	11.5	5.3	10.3
Consolidated Revenues	100.0%	100.0%	100.0%

(1)	Some of the figures in these tables may vary from the figures in the unaudited pro forma condensed consolidated financial statements due to rounding.

(2)	These lines do not include depreciation and amortization.

Comparative Analysis of Consolidated Operating Income for the Nine Months Periods Ended September 30, 2023 and 2022, and the Year Ended December 31, 2022.

2023 Compared to 2022. The Company's revenues increased Ps.289.8 million, or 6.9%, to Ps.4,492.2 million for the nine months ended September 30, 2023, compared to Ps.4,202.4 million for the nine months ended September 30, 2022. This increase was driven by higher revenues in the Soccer and Gaming segments and was partially offset by lower revenues in the Publishing and Distribution segment.

The revenue of the Company amounted to Ps.5,686.8 million for the year ended December 31, 2022.

The Company's cost of services and sales increased Ps.9.9 million, or 0.3%, to Ps.3.149.4 million for the nine months ended September 30, 2023, compared to Ps.3,139.5 million for the nine months ended September 30, 2022. This increase was driven by higher costs in the Gaming segment, and was partially offset by lower costs in the Soccer and Publishing and Distribution segments.

The cost of services and sales of the Company amounted to Ps.4,231.1 million for the year ended December 31, 2022.

The Company's sale expenses increased Ps.43.0 million, or 16.3%, to Ps.306.7 million for the nine months ended September 30, 2023, compared to Ps.263.7 million for the nine months ended September 30, 2022. This increase was attributed to higher selling expenses in the Gaming segment and was partially offset by a decrease in selling expenses in the Publishing and Distribution segment.

The sale expenses of the Company amounted to Ps.358.3 million for the year ended December 31, 2022.

Administrative expenses decreased Ps.14.9 million, or 6.1%, to Ps.230.6 million for the nine months ended September 30, 2023, compared to Ps.245.5 million for the nine months ended September 30, 2022. The decrease reflects a reduction in administrative expenses in our Soccer and Gaming segments, and a reduction in our Publishing and Distribution segment.

Administrative expenses of the Company amounted to Ps.334.8 million per year ended December 31, 2022.

Impact of Inflation and Foreign Exchange Fluctuations

As of the date of this Information Statement, the main operations and financing transactions of the Company are conducted in Mexican currency, and as a result, the impacts of foreign exchange fluctuation and inflation are not relevant to the financial statements; the Company does not have foreign exchange hedging instruments.

Soccer Segment

The Company’s Soccer segment includes the promotion of sports shows and special events in Mexico, and it owns the soccer team CFA, as well as the Azteca Stadium.

2023 Compared to 2022. Soccer revenues represented 42.4% and 44.8% of the Company's consolidated revenues for the nine months ended September 30, 2023 and 2022, respectively, and increased by Ps.23.0 million, or 1.2%, to Ps.1,904.0 million for the nine months ended September 30, 2023, from Ps.1,881.0 million for the nine months ended September 30, 2022. The increase was primarily due to higher revenues from advertising and sponsorship, as well as higher ticket and concession sales. The foregoing was partially offset by lower revenue from broadcast rights.

The revenue from the Soccer segment amounted to Ps.2,501.8 million, representing 44.0% of the consolidated revenue of the Company for the year ended December 31, 2022.

Segment income of Soccer segment increased by Ps.103.8 million or 92.7% to Ps.215.8 million for the nine months ended September 30, 2023, compared to Ps.112.0 million for the nine months ended September 30, 2022. This increase was due to an increase in revenue, offset by a decrease in the cost of payroll of players and coaching staff, and a reduction in player rights costs.

Segment income of the Soccer segment amounted Ps.122.8 million for the year ended December 31, 2022.

Gaming Segment

The Company’s Gaming segment includes the operation of 18 establishments in Mexico under the “Play City” brand, with approximately six thousand electronic gaming machines.

2023 Compared to 2022. Revenues from the Gaming segment represented 49.5% and 43.3% of the Company's consolidated revenues for the nine months ended September 30, 2023 and 2022, respectively. Gaming segment revenues increased by Ps.401.7 million, or 22.0%, to Ps.2,223.8 million for the nine months ended September 30, 2023, compared to Ps.1,822.1 million for the nine months ended September 30, 2022. The increase was driven by an increase in revenues from electronic machines, as well as higher food and beverage sales resulting from higher customer traffic.

Revenues from the Gaming segment amounted to Ps.2,496.6 million and represented 43.9% of the consolidated income of the Company for the year ended December 31, 2022.

Segment income of the Gaming segment income increased by Ps.142.8 million, or 32.0%, to Ps.588.8 million for the nine months ended September 30, 2023, compared to Ps.446.0 million for the nine months ended September 30, 2022. This increase was driven by higher revenues and was partially offset by higher operating fees and service costs. This increase is due to the economic recovery following the COVID-19 pandemic in Mexico, which resulted in higher revenue.

Segment income of the Gaming segment amounted to Ps.631.0 million for the year ended December 31, 2022.

Publishing and Distribution Segment

The Publishing and Distribution segment includes publication covering a variety of topics related to health, beauty, fashion, travel, and science. The distribution of these publications is carried out through the Company, which carries out the distribution to the different markets in Mexico.

2023 Compared to 2022. Revenues from the Publishing and Distribution segment represented for 8.1% and 11.9% of the Company's consolidated revenues for the nine months ended September 30, 2023 and 2022, respectively. Revenues from the Publishing and Distribution segment decreased by Ps.134.9 million, or 27.0%, to Ps.364.4 million for the nine months ended September 30, 2023, compared to Ps.499.3 million for the nine months ended September 30, 2022. The decrease was due to lower circulation and advertising revenues, and lower distribution of its own titles.

Revenues from the Publishing and Distribution segment income amounted to Ps.688.4 million and represented 12.1% of the consolidated income of the Company for the year ended December 31, 2022.

Segment income of the Publishing and Distribution segment increased by Ps.5.2 million, reaching a income of Ps.0.9 million for the nine months ended September 30, 2023, compared to a loss of Ps.4.3 million for the nine months ended September 30, 2022. This favorable change was driven by decreases in paper and printing costs and personnel costs, offset by a decrease in revenues.

Segment income of the Publishing and Distribution segment amounted to Ps.8.7 million for the year ended December 31, 2022.

Depreciation and Amortization

2023 Compared to 2022. Depreciation and amortization expenses decreased by Ps.17.1 million, or 5.4%, to Ps.300.2 million for the nine months ended September 30, 2023, compared to Ps.317.3 million for the nine months ended September 30, 2022. This decrease reflects a decrease in depreciation and amortization expenses for all our segments, mainly in our Publishing and Distribution segment.

For the year ended December 31, 2022, depreciation and amortization totaled Ps.416.7 million.

Other Income or Expense, Net

2023 Compared to 2022. Other income, net, amounted to Ps.9.4 million for the nine months ended September 30, 2023, compared to other expense, net of Ps.12.3 million for the nine months ended September 30, 2022. This favorable change of Ps.21.7 million was primarily due to a higher gain on disposal of property and equipment, and a higher third-party participation in publishing joint venture operations, and was partially offset by an increase in employee profit sharing.

For the year ended December 31, 2022, other income, net, amounted to Ps.241.0 million, which represent 4.2% of the total revenues.

Finance Income, Net

2023 Compared to 2022. Finance income, net, significantly impacts our consolidated financial statements for interest expense, interest income, and foreign exchange.

Our position in foreign currency assets and liabilities is affected by changes in the exchange rate of the Mexican peso vis-a-vis other currencies, principally the U.S. Dollar. Gains or losses resulting from fluctuations in the exchange rate of Ollamani’s foreign currency assets or liabilities are recognized in profit or loss.

Under International Financial Reporting Standards (IFRS), financial income or expense, net, for the nine months ended September 30, is as follows:

	2023	2022	Increase (decrease)
Interest expense	(108.1)	(102.1)	(6.0)
Interest income	262.1	167.3	94.8
Foreign exchange loss, net	(67.2)	(3.6)	(63.6)
Finance income, net	86.8	61.6	25.2

2023 Compared to 2022. Finance income, net, increased by Ps.25.2 million to Ps.86.8 million for the nine months ended September 30, 2023 from Ps.61.6 million for the nine months ended September 30, 2022. This increase was primarily due to a Ps.94.8 million increase in interest income explained mainly by higher interest rates in the third quarter of 2023, which effect was partially offset by a lower average amount of cash and cash equivalents in the third quarter of 2023. This variation was mainly offset by a Ps.63.6 million decrease in foreign exchange loss, net, primarily from a 1.6% depreciation of the Mexican peso against the U.S. Dollar on a lower average U.S. dollar asset position in the nine months ended September 30, 2023.

Finance income or expense, net, reflected for the year ended December 31:

2022
Interest expense	(139.6)
Interest income	256.7
Foreign exchange loss, net	(40.4)
Finance income, net	76.7

Income Tax Expense or Benefit

2023 Compared to 2022. Income tax changed by Ps.195.1 million to an income tax expense of Ps.177.8 million for the nine months ended September 30, 2023, compared to an income tax benefit of Ps.17.3 million for the nine months ended September 30, 2022. This change primarily reflected higher taxable income.

Income tax expense for the year ended December 31, 2022, was Ps.101.3 million.

Net Income Attributable to Stockholders of the Company

2023 Compared to 2022. Net income attributable to the stockholders of the Company increased by Ps.119.8 million to Ps.423.7 million for the nine months ended September 30, 2023, compared to Ps.303.9 million for the nine months ended September 30, 2022. This increase mainly reflected:

•	an increase in income before other income or expense, net of Ps.268.9 million;

•	a favorable change in other income or expense, net, of Ps.21.7 million;

•	an increase in finance income, net, of Ps.25.2 million; and

•	a favorable change in income or loss attributable to non-controlling interest of Ps.0.9 million.

This increase was partially offset by:

•	an unfavorable change in income taxes of Ps.195.1 million.

Net income attributable to the stockholders of the Company for the year ended December 31, 2022, was Ps.571.5 million.

Financial Position, Liquidity and Capital Resources.

Liquidity

The Company generally relies on a combination of cash, operating income, related party receivables, and vendor financing to fund its working capital needs, capital expenditures, and acquisitions of property and equipment.

In 2024, the Company expects to fund its cash needs for operating activities, other than cash needs related to investing activities or potential acquisitions, through a combination of cash provided by operating activities, cash and cash equivalents, and related party receivables.

As of September 30, 2023, and December 31, 2022, Ollamani had related party receivables in the aggregate amount of Ps.405.0 million and Ps.254.4 million, respectively.

In 2024, the Company intends to fund potential acquisitions of property and equipment and other capital expenditures through cash provided by operating activities, cash and cash equivalents, related party receivables, and/or loans.

The amount of borrowings required to fund any cash requirements during 2024 will depend on the timing of such transactions and the financing alternatives available.

Acquisitions of Property and Equipment

In nine months ended September 30, 2023 and 2022, the Company made capital expenditures for property and equipment in the aggregate amount of Ps.458.9 million and Ps.11.0 million, respectively.

In the year ended December 31, 2022, the Company made capital expenditures for property and equipment in the aggregate amount of Ps.136.9 million.

Derivative Transactions

As of the date of this Information Statement, Ollamani has not entered into any derivative financial instrument transactions with financial institutions to manage its exposure to market risks resulting from changes in interest rates or foreign currency exchange rates.

Internal Control

Ollamani has an internal control system in place to provide reasonable assurance of the efficiency and effectiveness of its operations, the reliability of its financial information, and compliance with applicable laws, regulations, bylaws, and standards. Additionally, the system makes it possible to ensure that its operation is sustained over time and that it continuously and independently evaluates the activities of general management and internal audit. Management is responsible for establishing and maintaining it using the criteria established by the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

CRITICAL ACCOUNTING ESTIMATES, PROVISIONS OR RESERVES

Estimates and assumptions are evaluated on an ongoing basis and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under certain circumstances.

Ollamani makes estimates and assumptions with respect to the future. By definition, the resulting accounting estimates are unlikely to equal actual results. The estimates and assumptions that could cause a material adjustment to the reported amounts of consolidated assets and liabilities in the following year are discussed below.

a)	Long-lived Assets

Ollamani presents certain long-lived assets in the consolidated statement of financial position. Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. An impairment loss is recognized for the amount by which the asset´s carrying amount exceeds its recoverable amount. The recoverable amount is the greater of an asset's fair value less costs to sell and value-in-use. Recoverability is analyzed based on projected cash flows. Estimates of future cash flows involve considerable judgment on the part of management. These estimates are based on historical data, future revenue growth, anticipated market conditions, management's plans and assumptions regarding projected rates of inflation and currency fluctuations, among other factors. If these assumptions were modified because of changes in economic or legal circumstances, Ollamani could recognize a write-off or write-down or accelerate the amortization schedule related to the carrying amount of these assets. Ollamani has not recorded any significant impairment charges during any of the periods presented herein.

b)	Estimated Useful Lives and Residual Values of Property, Equipment, and Leasehold Improvements

Ollamani reviews the estimated useful lives and residual values of property and equipment at the end of each current period. During the period, it was not determined that the useful lives and residual values should be modified since, according to management's assessment, the useful lives and residual values reflect the economic conditions of the Company's operating environment.

c)	Contingency Evaluation

Ollamani's management has established a procedure to classify its material contingencies into three different categories: (i) probable, (ii) reasonably possible and (iii) remote. The purpose of this is to identify contingencies that require recording or disclosure in the financial statements, and design and operate effective controls to ensure their adequate recognition.

EXTERNAL AUDITOR

The unaudited pro forma condensed consolidated financial statements as of September 30, 2023 and December 31, 2022, for the nine months ended September 30, 2023 and 2022, and for the year ended December 31, 2022, which are attached to this Information Statement, were subject to an assurance report by the External Auditors.

Following the date of registration of the Ollamani Shares with the Mexican Securities Market Law, Ollamani’s External Auditors will be appointed or ratified annually by the Board of Directors, subject to the favorable opinion of the Audit Committee, taking into account their experience, service standards, and quality pursuant to Article 16 of the External Auditors Circular.

As of the date of this Information Statement, the External Auditor has not rendered any non-audit or audit services to Ollamani.

RELATED PARTY TRANSACTIONS

In the ordinary course of business, Ollamani intends to maintain and enter into certain financial and commercial transactions with related parties, including certain services agreements with Grupo Televisa.

Soccer Business

Club de Fútbol América has entered into a royalty-bearing broadcast rights agreement with Televisa, S. de R.L. de C.V. (a subsidiary of TelevisaUnivision) whereby CFA grants the exclusive television broadcast rights in Mexico, the United States and Puerto Rico, of the matches that Club América plays in the Azteca Stadium. As of the date of this Information Statement, such agreement is in effect and expires at the end of the 2027-2028 season of Mexican soccer.

Additionally, Televisa S. de R.L. de C.V. has entered into various sponsorship, advertising, and exclusivity agreements, including with respect to the uniforms used by Club América's players, as well as for advertising space in the Azteca Stadium. As of the date of this Information Statement, such agreements are in effect and expire in 2023, subject to possible annual renewal.

Lastly, Fútbol del Distrito Federal, S.A. de C.V., entered into a lease agreement with Televisa Producciones, S.A. de C.V., for the rental of the boxes and parking spaces at Azteca Stadium. As of the date of this Information Statement, such lease agreement is in effect and expires on July 31, 2029.

Gaming Business.

Mountrigi Management Group, LTD and Telestar de Occidente, S.A. de C.V., and Apuestas Internacionales, S.A. de C.V., entered into a trademark license agreement with respect to the intellectual property used in the Gaming Business, including the “PlayCity” trademark. As of the date of this Information Statement, such agreement is in force and expires in 2031.

Publishing Business.

Corporación Novavisión, S. de R.L. de C.V., has entered into an agreement with Editorial Televisa, S.A. de C.V., for the publishing, printing, and distribution of the magazine "SKY VIEW". As of the date of this Information Statement, such agreement is in force and expires in 2023, with automatic one-year renewals thereafter.

In addition, Editorial Televisa, S.A. de C.V., as part of the corporate restructuring of GTV resulting from the Spin-off, entered into a stock purchase agreement with Grupo Telesistema, S.A. de C.V., whereby Editorial Televisa sold the shares representing the capital stock of Auto Rent Acuario, S. de R.L. de C.V.

The Company has a sublicense to use the mark “Televisa” in connection with its publishing business.

Additionally, certain members of Ollamani’s Board of Directors are also directors or shareholders in companies to which Ollamani may provide advertising services.

During 2023, Ollamani executed lease agreements for office space with directors and officers of Grupo Televisa. The approximate annual lease payment for the year 2023 will be Ps.6.9 million. Ollamani estimates that the terms and conditions of the leases are comparable to the terms and conditions applicable to leases offered by third parties.

GTV and its operating subsidiaries have operations related to the Company and its Subsidiaries in their respective markets. As a result, these companies have ongoing relationships with each other that will be governed through a transition services arrangement between the parties. The transition services include administrative, network and infrastructure, information security, legal and regulatory systems, and other related services. These services are expected to be provided for 12 (twelve) months following the Spin-Off, subject to early termination or renewal, including with respect to the scope of the services, by the mutual agreement of the parties. These transition services include services provided by external suppliers to Grupo Televisa, in which case, the cost of these services will be invoiced by Grupo Televisa to Ollamani.

All transactions with related parties are carried out under market conditions and at market prices in order to comply with applicable law.

For a discussion of Ollamani’s main transactions with related or affiliated companies, see Note 10 to the Pro Forma Condensed Consolidated Financial Statements.

MANAGEMENT

Ollamani is managed by a Board of Directors. Ollamani’s bylaws currently provide that the Board of Directors will be composed of up to 20 directors, of which at least 25% must qualify as “independent directors” in accordance with the Mexican Securities Market Law and Ollamani’s bylaws.

A majority of the members of the Board of Directors must be Mexican nationals and must be appointed by Mexican shareholders.

All regular and alternate members of the Board of Directors must be appointed or ratified at the ordinary general shareholders' meeting and special shareholders' meetings. Each alternate director may only replace the respective director. Regular and alternate members of the Board of Directors will be elected annually for a term that will expire when the new appointments are approved by the shareholders as provided in Ollamani’s bylaws and applicable law. Moreover, in the event that any director is appointed for a specific term and such specific term concludes or such director resigns from office, such director will continue in office for a term of up to thirty calendar days, without being subject to the provisions of Article 154 of the Mexican General Business Corporation Law. In this case, the Board may appoint interim directors without the approval of the shareholders' meeting.

Of the current directors, Salvi Rafel Folch Viadero, Ferran Soriano Compte, and Adolfo Babatz Torres are considered independent directors. The other directors are Emilio Fernando Azcárraga Jean, Joaquín Balcárcel Santa Cruz, José Antonio García González, Sergio Arroyo Arreola, Félix Carlos Aguirre Gil, and Héctor González Iñarritu.

In order for the Board of Directors to validly meet, in general, the attendance of at least 50% of the directors or their respective alternates is required. However, if the Board convenes to consider a proposal to acquire shares in Ollamani, at least 75% of directors or their respective alternates must be present. See “Bylaws – Measures for the Prevention of Takeovers.” The Chairman of the Board of Directors has the deciding vote in the event of a tie.

Ollamani’s bylaws provide that the Board of Directors shall convene at least once every three months, and that the Chairman of the Board, a group of at least 25% of the directors, the Secretary or Assistant Secretary and the Chairman of the Audit Committee and Corporate Practices Committee may call a meeting of the Board.

Pursuant to the Mexican Securities Market Law and Ollamani’s bylaws, Ollamani’s Board of Directors must approve all transactions that deviate from the ordinary course of business and involve, among others: (i) Ollamani’s general strategy; (ii) related party transactions, unless they lack significance to Ollamani due to their amount; (iii) the purchase or sale of goods with a value equal to or greater than 5% of Ollamani’s consolidated assets; and (iv) the granting of guarantees or assumption of liabilities in an amount equal to or greater than 5% of Ollamani’s consolidated assets.

The Board of Directors is the legal representative of Ollamani. The Board of Directors is responsible for, among other matters:

•	approving Ollamani’s general business strategy;

•	approving, after hearing the opinion of the Audit and Corporate Practices Committee: (i) related party transactions, subject to certain exceptions, (ii) the appointment of the Chief Executive Officer and Chairman of the Company, and their compensation and removal, (iii) Ollamani’s financial statements, (iv) unusual transactions and any transaction or series of related transactions in the same period involving (a) the acquisition or disposal of assets in an amount equal to or greater than 5% of its consolidated assets, or (b) the granting of guarantees or assumption of liabilities in an amount equal to or greater than 5% of its consolidated assets, (v) agreements entered into with external auditors, and (vi) accounting policies;

•	creating special committees and determining their powers and duties; on the understanding that it may not delegate to any of such committees the powers expressly reserved by law to the shareholders or the Board;

•	determining matters related to the change of control clause provided for in the bylaws; and

•	exercising all of its general powers to fulfill the corporate purpose of Ollamani.

The Company's Board of Directors is composed of 9 (nine) male directors representing 100% of the total number of members.

The table below shows the names of the Company's directors, along with their dates of birth and gender.

Name and Date of Birth	Title	Gender
Emilio Fernando Azcárraga Jean (21/02/68)	Chairman of the Board of Directors	Male
Joaquín Balcárcel Santa Cruz (04/01/69)	Director	Male
José Antonio García González (02/08/56)	Director	Male
Sergio Arroyo Arreola (06/07/67)	Director	Male
Félix Carlos Aguirre Gil (01/11/69)	Director	Male
Héctor González Iñarritu (4/03/57)	Director	Male
Salvi Rafel Folch Viadero (08/16/67)	Director	Male
Ferran Soriano Compte (16/06/67)	Director	Male
Adolfo Babatz Torres (23/09/95)	Director	Male

Emilio Fernando Azcárraga Jean - Chief Executive Officer and Member of the Board of Directors, and Member and Chairman of the Executive Committee of Grupo Televisa. Executive Chairman of the Board of Directors of Empresas Cablevisión, S.A.B. de C.V. (a subsidiary of Grupo Televisa), Former Chairman and Chief Executive Officer of Grupo Televisa. Member of the Board of Directors of TelevisaUnivision and former member of Grupo Financiero Banamex. Chairman and Member of the Board of Innova, S. de R.L. de C.V. (a subsidiary of Grupo Televisa). Member of Consejo Mexicano de Negocios (formerly Consejo Mexicano de Hombres de Negocio) and of Fundación Teletón.

Joaquín Balcárcel Santa Cruz - Has served as Chief of the Office of the Executive Chairman of the Board of Directors of Grupo Televisa, previously Vice President and General Counsel of Grupo Televisa, Vice President and General Counsel of the Television Division and General Counsel of Grupo Televisa.

José Antonio García González - Certified Public Accountant graduated from Escuela Bancaria y Comercial and majored in Business Administration at Instituto Panamericano de Alta Dirección de Empresas. He served as Vice President of Corporate Administration of Grupo Televisa until 2018, previously he was Deputy CEO in the financial area in two important banks in the country.

Sergio Arroyo Arreola - Bachelor’s in public accounting from Universidad Nacional Autónoma de México, previously worked 19 years at Telefónica, holding his last position as CFO of Telefónica Centroamérica for 13 years.

Félix Carlos Aguirre Gil - Economics UIA, has served as Director of the Azteca Stadium for 9 years, previously VP Operations of Club Necaxa (2010-2014).

Héctor González Iñárritu - Has served as Vice President of Club América, previously Executive Director of the Refereeing Commission and Director of the National Training System (Femexfut), Vice President of Club Tigres, General Director of National Teams (Femexfut), President of the Refereeing Commission, Director of the International Area (LigaMX).

Salvi Rafel Folch Viadero - Economist from ITAM and MBA from London Business School. CEO of Grupo Jumex. Formerly Chief Executive Officer of the cable division of Grupo Televisa, Member of the Board of Consorcio Ara, S.A.B. Formerly Vice President of Administration and Finance and Vice President of Financial Planning of Grupo Televisa and Vice President of Banking Supervision of the Mexican National Banking and Securities Commission. He has served as a member of the Board of Directors and former Alternate Member of the Executive Committee of Cablevisión (a subsidiary of Grupo Televisa).

Ferran Soriano Compte - Bachelor's Degree in Business Administration with a Master's Degree in Business Administration from ESADE in Barcelona (1985 to 1990). Executive Director of Manchester City F. C., an English Premier League team. He has 20 years of experience as an entrepreneur, consultant, and executive in more than ten countries in Europe and América, in the consumer products, telecommunications, aviation and soccer industries. He was Vice President and General Manager of Futbol Club Barcelona from 2003-2008. He has lectured around the world and written about soccer and management. He is currently an advisor to the Board of Club América in Mexico.

Adolfo Babatz Torres - MBA from MIT Sloan School of Management and bachelor's degree in business administration from Instituto Tecnológico Autónomo de México Founder and CEO of Clip. Previously worked at PayPal and The Carlyle Group. Member of the board of Endeavor Mexico.

Duties of Care and Loyalty

The Mexican Securities Market Law imposes duties of care and loyalty on directors. The duty of care requires that Ollamani's directors act in good faith and in the best interest of Ollamani. To this effect, Ollamani's directors are required to request from the Chief Executive Officer, relevant executives, and external auditors such information as is reasonably necessary for their decision-making. Directors who fail in their duty of care will be jointly and severally liable for any damages caused to Ollamani or its subsidiaries.

The duty of loyalty implies that Ollamani’s directors must maintain confidentiality with respect to information that they acquire as a result of their positions, and must abstain from participating in the deliberation and voting on any matter in which they have a conflict of interest. Directors will be deemed to have breached their duty of loyalty to Ollamani where they obtain economic benefits for themselves, where they knowingly favor a certain shareholder or group of shareholders, or where they take advantage of business opportunities without a waiver from the Board of Directors. The duty of loyalty also implies that the directors must (i) inform the Audit and Corporate Practices Committee or the external auditors of all irregularities of which they become aware during the performance of their duties, and (ii) refrain from disseminating false information and from causing the omission of, or directing another individual to cause the omission of, the recording of transactions carried out by Ollamani which affect any item of its consolidated financial statements. Directors who fail in their duty of loyalty will be liable for damages caused to Ollamani or its subsidiaries as a result of the acts or omissions described above. This liability also applies to damages caused to Ollamani as a result of economic benefits obtained by the directors or third parties as a result of a breach of their duty of loyalty.

Directors may be subject to criminal penalties of up to 12 years imprisonment if they commit acts in bad faith that affect Ollamani, including the alteration of its consolidated financial statements and reports.

Liability actions for breach may be brought by shareholders that hold shares representing at least 5% of the capital stock, and criminal actions may only be brought by the Mexican Ministry of Finance and Public Credit after hearing the opinion of the Mexican National Banking and Securities Commission. Directors will not be subject to liability as described above (including criminal liability) when acting in good faith, provided they: (i) comply with the requirements provided in the law for the approval of matters within the purview of the Board of Directors or its committees, (ii) make decisions based on information provided by relevant executives or by third parties whose ability and credibility do not give rise to reasonable doubt, (iii) select the most appropriate course of action to the best of their knowledge and belief (or the course of action the negative equity effects of which are not foreseeable), and (iv) comply with shareholder resolutions, as long as these do not violate applicable law.

Members of the Board of Directors are only liable to Ollamani’s shareholders for the loss of assets they suffer as a result of acts of disloyalty performed in excess of their authority or in violation of Ollamani’s bylaws.

In accordance with the Mexican Securities Market Law, the Board of Directors may rely on an audit committee, a corporate practices committee, and Ollamani’s external auditor in exercising its oversight powers.

Audit and Corporate Practices Committee

The Audit and Corporate Practices Committee is composed of the following independent members: Salvi Rafael Folch Viadero, as chairman, and Ferran Soriano Compte and Adolfo Babatz Torres, as members.

The Audit and Corporate Practices Committee is responsible, among other matters, for: (i) submitting to the consideration of the Board of Directors of the Company the appointment, or as applicable, annual ratification of the firm in charge of the external audit, as well as the procurement of services other than external audit to be provided by external auditors; (ii) overseeing the work of the external auditors and analyzing the reports prepared by them; (iii) discussing and overseeing the preparation of the financial statements; (iv) submitting to the Board of Directors a report on the effectiveness of internal control systems; (v) requesting reports from the relevant directors and officers where deemed necessary; (vi) reporting to the Board of Directors all irregularities of which it becomes aware; (vii) receiving and analyzing the comments and observations made by shareholders, directors, relevant officers, external auditors, or third parties with respect to any known potential noncompliance; (viii) calling shareholders' meetings; (ix) assessing the performance of the Chief Executive Officer and Chairman of the Company; (x) preparing and submitting to the Board of Directors an annual report of its activities; (xi) providing opinions to the Board of Directors regarding matters for which it is responsible; (xii) requesting and obtaining opinions from independent experts; and (xiii) attending the meetings of the Board of Directors in connection with the preparation of annual reports and compliance with all other related reporting obligations.

The Chairman of the Audit and Corporate Practices Committee must prepare an annual report on the activities of said body and submit it to the Board of Directors. Said annual report must contemplate, at a minimum: (i) the status of the internal control and internal audit system and, if applicable, a description of its deficiencies and deviations, as well as aspects requiring improvement, taking into consideration the opinions, reports, communications, and the external audit opinion, and reports issued by independent experts; (ii) the disclosure and follow-up of preventive and corrective measures implemented based on the results of any investigations related to non-compliance with Ollamani’s operating and accounting guidelines and policies; (iii) an evaluation of the performance of the legal persons providing the external auditing services; (iv) the relevant results of reviews of the consolidated financial statements of Ollamani and its subsidiaries; (v) a description and effects of modifications to accounting policies; (vi) the measures adopted as a result of the observations considered relevant, formulated by shareholders, directors, relevant executives, employees and, in general, any third party, with respect to accounting, internal controls, and matters related to internal or external auditing; (vii) follow-up of resolutions of the shareholders' meetings and of the Board of Directors; (viii) performance of the relevant executives; (ix) related party transactions; and (x) compensation of directors and relevant executives.

Officers

The table below shows the names of Ollamani’s officers, their dates of birth and their current positions; 66.66% are male and 33.33% are female.

Name and Date of Birth	Current Position	Sex:

Emilio Fernando Azcárraga Jean (21/02/68)	Chief Executive Officer	Male

Sergio Arroyo Arreola (06/07/67)	Chief Financial Officer	Male

Karen Guadalupe Murillo Hernández (17/04/81)	General Counsel	Female

Emilio Fernando Azcárraga Jean. Emilio Fernando Azcárraga Jean is Chief Executive Officer and member of the Board of Directors, and member and Chairman of the Executive Committee, of Grupo Televisa. Mr. Azcárraga Jean is also Chairman of the Board of Directors of Empresas Cablevisión, S.A.B. de C.V. (a subsidiary of Grupo Televisa). He is a member of the Board of Directors of TelevisaUnivision and former member of Grupo Financiero Banamex, Chairman and member of the Board of Directors of Innova, S. de R.L. de C.V. (a subsidiary of Grupo Televisa), and member of the Mexican Business Council (formerly Mexican Businessmen's Council) and the Teletón Foundation.

Sergio Arroyo Arreola. Sergio Arroyo Arreola holds a degree in Public Accounting from Universidad Nacional Autónoma de Mexico and previously worked for 19 years at Telefónica, most recently holding the position of Chief Financial Officer at Telefónica Centroamérica for 13 years.

Karen Guadalupe Murillo Hernández. Karen Guadalupe Murillo Hernández is a law graduate from Universidad Nacional Autónoma de México, she has worked for 15 years in the legal department of Grupo Televisa in corporate and stock exchange matters, legal management in South America, and her last position was the Legal Director of Operations and Transactions in Mexico.

Compensation for Directors and Officers

Certain executives of Ollamani are entitled to receive performance bonuses. The amounts and rules for granting such bonuses vary within the different divisions of Ollamani and amongst executives. The amounts to be paid under these performance bonuses depend on the results obtained and contemplate qualitative and/or quantitative metrics, which may be linked to Ollamani's revenues, operating income, budgets, and/or share price, among others.

Additionally, Ollamani may enter into certain compensation and retention agreements with certain key employees. The terms applicable to such contracts must be approved by the Board of Directors and may include, among other terms, a base salary and an annual retention and performance bonus.

Company Option and Retention Plans

As of the date of this Information Statement, Ollamani does not have any program and has not entered into any agreement for the benefit of the members of its Board of Directors, relevant executives, or employees that allows them to participate in the capital stock of Ollamani.

Directors’ and Officers’ Shareholding

The share ownership of directors, alternate directors, and officers of Ollamani is described in the table below under “- Shareholders.” Except as set forth in such table, as of the date of this Information Statement, none of the directors, alternate directors, or officers of Ollamani holds more than 1% of Ollamani’s capital stock, of any class, or has any contingent purchase and sale agreements or options representing the right to acquire more than 1% of the Ollamani Shares, of any class.

Shareholders

The following table shows, for exemplary purposes and prospectively, the individuals and legal entities that (i) according to the public information available on the SEC website, (ii) based on the distribution ratios described herein and (iii) taking into account the number and series of Grupo Televisa Shares held by them as of January 31, 2024, would be as of the Distribution Date of the Ollamani Shares, the main shareholders of Ollamani.

	Ownership Structure(1)(2)								Percentage
	Series “A" Shares		Series “B" Shares		Series “D" Shares		Series “L" Shares		of Total
Shareholders	Number	% of Class	Number	% of Class	Number	% of Class	Number	% of Class	Shares Outstanding
Azcárraga Trust (3)	52,991,825,705	44.7%	67,814,604	0.1%	107,886,870	0.1%	107,886,870	0.1%	15.6%
Dodge & Cox (4)	8,173,055,000	6.9%	7,192,288,400	13.1%	11,442,277,000	13.7%	11,442,277,000	13.7%	11.2%
BlackRock, Inc. (5)	4,343,064,775	3.7%	3,821,897,002	7.0%	6,080,290,685	7.3%	6,080,290,685	7.3%	6.0%
FPR Partners, LLC (6)	3,994,494,000	3.4%	3,515,154,720	6.4%	5,592,291,600	6.7%	5,592,291,600	6.7%	5.5%

(1)	Unless otherwise indicated, the information presented in this section is based on the number of 340,621,798,257 shares authorized, issued and outstanding as of January 31, 2024. The number of shares issued and outstanding for legal purposes as of January 31, 2024 was 59,687,500,000 Series A Shares, 52,525,000,000 Series B Shares, 83,562,500,000 Series D Shares and 83,562,500,000 Series L Shares, in the form of 2,387,500,000 CPOs, and an additional 58,926,613,375 Series A Shares, 2,357,207,692 Series B Shares, 238,595 Series D Shares and 238,595 Series L Shares not in the form of CPOs.

(2)	Except for the indirect ownership of certain directors and officers of Ollamani through Televicentro or the Azcárraga Trust, none of the directors and officers of Ollamani owns more than 1% of outstanding Series “A” Shares, Series “B” Shares, Series “D” Shares, or Series “L” Shares. This information is based on information provided by the directors and officers themselves. See “- Directors' and Officers' Shareholding.”

(3)	For a description of the Azcárraga Trust, see the section of this Information Statement entitled, “Management – Principal Shareholders.”

(4)	Information based on reports filed by Dodge & Cox, pursuant to U.S. securities law as of September 30, 2023.

(5)	Information based on reports filed by Blackrock, Inc., pursuant to U.S. securities law as of September 30, 2023.

(6)	Information based on reports filed by FPR Partners LLC, pursuant to U.S. securities law as of September 30, 2023.

Since Ollamani is the resulting company from the Spin-off, it will initially maintain the same ownership structure and group of shareholders as Grupo Televisa as of the Ex-Coupon Date.

Principal Shareholders

The Azcárraga Trust, a trust for the benefit of Emilio Azcárraga Jean, is the beneficiary of 44.7% of Series “A” Shares, 0.1% of Series “B” Shares, 0.1% of Series “D” Shares, and 0.1% of Series “L” Shares issued and outstanding. As a result, following the Spin-off, Emilio Azcárraga Jean will control the vote of such shares through the Azcárraga Trust. The Series “A” Shares held through the Azcárraga Trust constitute a majority of the Series “A” Shares whose holders are entitled to vote because non-Mexican holders of Ollamani CPOs and GDSs are not permitted to vote the underlying Series “A” Shares in accordance with the trust agreement governing the CPOs and the Company’s bylaws. Accordingly, and so long as non-Mexicans own more than a minimal number of Series “A” Shares, Emilio Azcárraga Jean will have the ability to direct the election of 11 out of 20 members of Ollamani’s Board of Directors, as well as prevent certain actions by the stockholders, including dividend payments, mergers, spin-offs, changes in corporate purpose, changes of nationality and amendments to the anti-takeover provisions of Ollamani’s bylaws.

In accordance with Ollamani’s bylaws, holders of Series “B” Shares are entitled to elect up to 5 of the maximum of 20 members of the Board of Directors.

Because the Azcárraga Trust only holds a limited number of Series “B” Shares, there can be no assurance that individuals nominated by the Azcárraga Trust appointees will be elected to the Company’s Board.

BYLAWS

The following is a brief summary of some relevant provisions of Ollamani’s bylaws and Mexican law. This description does not purport to be complete, and is qualified by reference in its entirety to the bylaws.

Corporate Rights of the Series of Ollamani Shares into which the Capital Stock is Divided

Holders of Series “A” Shares. Holders of Series “A” Shares have the right to vote on all matters subject to stockholder approval at any general stockholders’ meeting and have the right, voting as a class, to appoint up to eleven members of Ollamani’s Board of Directors and the corresponding alternate directors. In addition, certain corporate matters must be approved by a majority of the holders of Series “A” Shares in a general shareholders meeting. These matters include mergers, dividend payments, spin-offs, changes in corporate purpose, changes of nationality and amendments to the anti-takeover provisions of Ollamani’s bylaws.

Holders of Series “B” Shares. Holders of Series “B” Shares have the right to vote on all matters subject to stockholder approval at any general stockholders’ meeting and have the right, voting as a class, to appoint up to five members of Ollamani’s Board of Directors and the corresponding alternate directors. The five directors and corresponding alternate directors elected by the holders of the Series ”B” Shares are elected at a stockholders’ meeting that must be held within the first four months after the end of each year.

Holders of Series “D” Shares. Holders of Series “D” Shares with limited voting rights and preferred dividend under Article 113 of the General Business Corporation Law have the right to attend and vote, at the rate of one vote per Share, at special meetings of said series and at extraordinary general shareholders' meetings held to discuss any of the following matters: (i) any extension of the duration of Ollamani; (ii) any early dissolution of Ollamani; (iii) any change of corporate purpose of Ollamani; (iv) any change of nationality of Ollamani; (v) any transformation (transformación) of Ollamani; (vi) any merger with another company (even if it is the surviving corporation); and (vii) any cancellation of the registration of Ollamani’s Series “D” Shares or other securities issued in respect of such securities with the Mexican Securities Market Law and in any securities market in Mexico or abroad in which they are registered. Holders of Series “D” Shares have the right to designate, at the appropriate special meeting, up to 2 directors and their respective alternates of the maximum number of members of the Board of Directors, who must be independent directors.

Holders of Series “L” Shares. Holders of Series “L” Shares with restricted voting and with the limitation on other corporate rights are entitled to attend and vote, at the rate of one vote per share, at special meetings of said series and at extraordinary general shareholders' meetings held to transact any of the following matters: (i) any transformation (transformación) of Ollamani; (ii) any merger with another company or companies, where Ollamani is not the surviving entity; and (iii) any cancellation of the registration of Series “L” Shares or other securities issued in respect of such securities, with the National Securities Registry maintained by the Mexican National Banking and Securities Commission. Holders of Series “L” Shares have the right to elect, at the appropriate special meeting, up to 2 directors and their respective alternates of the maximum number of members of the Board of Directors, who must be independent directors.

Series “D” Shares and Series “L” Shares.

Directors, and their respective alternates, to be elected by holders of Series “D” Shares and Series “L” Shares, will be elected at a special shareholders' meeting, to be held annually. Special shareholders' meetings for holders of Series “D” Shares and Series “L” Shares will be required to approve the cancellation of the registration of Series “D” and “L” Shares, or of the securities representing them, with the National Securities Registry maintained by the Mexican National Banking and Securities Commission, as the case may be, and in the case of Series “D” Shares, with any other registry in Mexico or abroad where such Ollamani Shares or securities representing them are registered. Except as provided by law, all other matters on which holders of Series “D” Shares and Series “L” Shares are entitled to vote must be submitted to an extraordinary general shareholders' meeting for approval. Holders of Series “D” Shares and Series “L” Shares will not be entitled to attend shareholders' meetings at which they are not entitled to vote. In accordance with applicable law, holders of Series “D” Shares and Series “L” Shares may exercise certain minority rights.

CPO Trust

Ollamani has created a trust with Nacional Financiera, S.N.C., Institución de Banca de Desarrollo, Dirección Fiduciaria, the main purpose of which is to create a mechanism to issue Ollamani CPOs (“CPO Trust”).

Mexican holders of CPOs may instruct the Trustee to grant powers of attorney to designated persons for the purpose of exercising the voting rights of Series “A”, Series “B”, Series “D,” and Series “L” Shares underlying each CPO. The CPO Trustee will grant powers of attorney to the person that the Mexican holders of CPOs designate to allow such persons to exercise the voting rights of such Ollamani Shares according to the instructions received for such purposes. Non-Mexicans holders may only exercise such voting rights with respect to Series “L” Shares underlying the Ollamani CPOs, and may not exercise any voting rights with respect to Series “A” Shares, Series “B” Shares, and Series “D” Shares of the CPO Trust, the authority and rights of which will be exercised by the Technical Committee. Series “A”, Series “B,” and Series “D” Shares underlying the Ollamani CPOs owned by non-Mexicans or by holders who fail to timely provide voting instructions regarding such Ollamani CPOs will be voted at shareholders' meetings by delegates designated by the Technical Committee of the CPO Trust, and at general meetings at which each series is entitled to vote, in the same manner in which a majority of the outstanding Series “A” Shares owned by Mexican individuals or companies (either directly or through the CPO Trust) present at the meeting are voted. Series “L” Shares underlying the Ollamani CPOs of those holders who do not timely instruct how to vote such shares will be voted at meetings at which the Series “L” Shares are entitled to vote, by delegates designated by the Technical Committee of the CPO Trust as instructed by the Technical Committee of the CPO Trust. The trustee of the Ollamani CPOs must receive voting instructions at least five business days prior to the meeting.

Equity Rights of the Series of Shares into which the Capital Stock is Divided

Series “A” Shares, Series “B” Shares and Series “L” Shares confer on their holders the same equity or pecuniary rights, including the right to participate in Ollamani’s profits.

Series “D” Shares entitle their holders to the payment of an annual cumulative preferred dividend of $0.0000553169679580622 Pesos per Series “D” Share, equivalent to five percent of the theoretical value of Series “D” Shares, which amounts to $0.0011063393591612 Pesos per Ollamani Share, before any dividends are paid to holders of Series “A” Shares and Series “L” Shares. Where in any fiscal year dividends are not declared or are less than said five percent, dividends will be paid in the following years with the indicated priority.

Once the dividend provided for above has been paid, if the general shareholders' meeting decrees the payment of additional dividends, holders of Series “A” Shares, Series “B” Shares and Series “L” Shares must receive the same amount of dividend as holders of Series “D” Shares received pursuant to the paragraph above, so that all shareholders receive the same amount of dividend. If Ollamani pays additional dividends, holders of all Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares will receive, per Ollamani Share, the same amount of dividend, hence each Series “D” Share will receive payment of additional dividends in the form and amount identical to that received by each Series “A” Share, Series “B” Shares or Series “L” Share.

In the event of liquidation of Ollamani, holders of Series “D” Shares will be paid the cumulative preferred dividend to which they are entitled and which has not been paid, prior to the distribution of the distributable surplus. Once the dividend has been paid, holders of Series “D” Shares will be paid a reimbursement per Ollamani Share equivalent to the theoretical value of $0.00110633935916124 Pesos per Ollamani Share.

Minority Shareholder Rights

In accordance with the Mexican Securities Market Law, Ollamani’s bylaws provide the following rights to minority shareholders:

•	the right of holders of at least 10% of Ollamani Shares representing the capital stock of Ollamani to request the Chairman of the Board of Directors or the Audit Committee to call a shareholders’ meeting at which they are entitled to vote;

•	the right of holders of at least 5% of Shares representing the capital stock of Ollamani, subject to compliance with certain legal requirements, to bring action against any of the directors;

•	the right of holders of at least 10% of the voting Ollamani Shares represented at the shareholders' meeting in question to request the adjournment of the voting on any matter on which they do not consider they have been sufficiently informed;

•	the right of holders of at least 20% of Ollamani Shares representing the capital stock of Ollamani, subject to compliance with certain legal requirements, to judicially oppose the resolutions of the general meetings in which they are entitled to vote; and

•	the right of minority shareholders representing at least 10% of the Series “A” Shares to elect one director and his respective alternate. Minority shareholders representing at least 10% of the Series “B” Shares, will have the right to elect one director and his respective alternate. Minority shareholders representing at least 10% of the Series “D” or “L” Shares, will have the right to elect one director and his respective alternate. Any election of such minority shareholders will be made exclusively within the number of directors that each series is entitled to elect.

Moreover, in accordance with the Mexican Securities Market Law, Ollamani is subject to certain governance requirements, including the requirement to have an Audit Committee and a Corporate Practices Committee and to include independent members on its Board of Directors.

Measures for the Prevention of Takeovers

General

Ollamani's bylaws provide that, subject to certain exceptions: (i) any person, entity, or group of persons and/or entities that intends to acquire ordinary Shares of Ollamani which, when aggregated with the ordinary Shares already owned by such persons, entities, or their affiliates, represent 5% or more of Ollamani’s outstanding ordinary Shares; (ii) any person, entity, or group of persons and/or entities that desire to acquire Ollamani’s ordinary Shares representing 5% or more of Ollamani’s outstanding ordinary Shares must obtain the prior approval of Ollamani’s Board of Directors and/or of Ollamani’s stockholders, as the case may be, subject to certain exceptions summarized below; any persons that acquire Ollamani Shares in violation of these requirements will not be registered in Ollamani’s stock registry. Accordingly, such holders will not be able to vote the Ollamani Shares so acquired, or receive any dividends, distributions, or other rights in respect of these Ollamani Shares. In addition, pursuant to Ollamani’s bylaws, such holders will be required to pay Ollamani a penalty in an amount equal to the market value of the Ollamani Shares so acquired. Pursuant to Ollamani’s bylaws, “Shares” are defined as the shares (of any class or series) representing Ollamani’s capital stock, and any instruments or securities that represent such shares or that grant any right with respect to or are convertible into those shares, expressly including CPOs; the Series “A” Shares and the Series “B” Shares are Ollamani’s ordinary Shares.

Pursuant to Ollamani’s bylaws, a “competitor” is generally defined as any person or entity that, directly or indirectly, engages in any of the following businesses or activities: periodicals, publishers and distribution thereof, music recording, promotion of professional sports and other entertainment events, and the operation of any website. The definition of "competitor" also includes any person, entity, and/or group that engages in any business or activity in which the Company, or its subsidiaries, or its affiliates engage from time to time and from which the Company, or its subsidiaries, and/or its affiliates, derive 5% or more of their consolidated revenues.

Notices to the Board, Meetings, Quorum Requirements, and Resolutions

To obtain prior approval by the Board, a potential acquirer must properly deliver a written notice stating, among other things: (i) the number and class or series of Ollamani Shares representing the capital stock of Ollamani it beneficially owns; (ii) the percentage that such Ollamani Shares represent both of the outstanding capital stock and of the respective series or class; (iii) the number and class or series of Ollamani Shares it intends to acquire; (iv) the number and class or series of Ollamani Shares with respect to which it intends to grant or share a common right or interest; (v) its identity, or in the case of an acquirer which is a company, trust, or any other legal entity, that of its shareholders or beneficiaries, as well as the identity and nationality of each of the persons who effectively control such company, trust, or legal entity; (vi) its ability to acquire Ollamani Shares pursuant to Ollamani’s bylaws and Mexican law; (vii) its source of financing for the intended acquisition; (viii) whether it has received financing from any of its related parties for payment of the Ollamani Shares; (ix) the purpose of the intended acquisition; (x) whether it intends to acquire additional shares in the future, which, when added to those to be the subject matter of the intended acquisition and to those Ollamani Shares which it already owns, would result in the acquisition by such acquirer of a percentage equivalent to 20% or more of the voting shares of Ollamani; (xi) whether it intends to acquire control of Ollamani in the future; (xii) whether the acquirer is a competitor of Ollamani, or has any direct or indirect economic interest or family ties with any of Ollamani’s competitors; and (xiii) the identity of the financial institution, if any, acting as agent or broker in connection with any public tender to be conducted in relation to such acquisition.

The Chairman, the Secretary, or the Assistant Secretary of the Board of Directors of Ollamani must call a meeting of the Board of Directors within 10 calendar days following receipt of a written notice, and such meeting of the Board of Directors must be held within 45 calendar days from the call in question. Resolutions in this regard may not be taken in lieu of a meeting of the Board of Directors.

Except for acquisitions that must be approved by shareholders at the extraordinary general shareholders' meeting as described under “Notices to Shareholders, Meetings, Quorum Requirements, and Resolutions” below, any acquisition of Ollamani Shares representing at least 5% of the capital stock or of common Ollamani Shares outstanding must be approved by at least a majority of the members of the Board present at the meeting, at which at least 75% of the members of the Board must be present. Such acquisition must be approved by the Board within 60 calendar days following receipt of the written notice described above, unless the Board of Directors determines that it does not have sufficient information on which to base its resolution. In such event, the Board must deliver a written request to the potential acquirer requesting any additional information the Board deems necessary to make its determination. The aforementioned 60 calendar days will begin to run from the date of receipt of the additional information provided by the potential acquirer.

Notices to Shareholders, Meetings, Quorum Requirements, and Resolutions

In the event of: (i) a proposed acquisition of shares that results in a “change of control;” (ii) the Board of Directors of Ollamani is unable to hold a meeting for any reason; (iii) the Board is unable to adopt a resolution with respect to the acquisition of Ollamani Shares representing at least 5% of the capital stock or common Ollamani Shares outstanding; (iv) the Board of Directors determines that the proposed acquisition must be approved by the shareholders at an extraordinary general meeting, or (v) the potential acquirer is a competitor of Ollamani and intends to acquire Ollamani Shares representing 5% or more of the capital stock and the Board does not vote against such proposed acquisition, then the proposed acquisition must be approved by a vote of shareholders representing 75% of the common Ollamani Shares outstanding at an extraordinary general meeting of shareholders at which shareholders representing at least 85% of the common Ollamani Shares outstanding are present (such voting and quorum standards being applicable for meetings held on both first and subsequent calls). Additionally, any proposed merger, spin-off, or capital increase or decrease resulting in a change of control of Ollamani must also be approved by the extraordinary general shareholders' meeting with the vote of at least 75% of the common Ollamani Shares outstanding, at which shareholders representing at least 85% of the common Ollamani Shares outstanding must be present (such voting and quorum standards being applicable for meetings held on both first and subsequent calls). Once the notice of the extraordinary general shareholders' meeting has been published, all information relating to the agenda for such meeting must be available for review by shareholders at the offices of the Secretary of the Board of Directors.

Pursuant to Ollamani’s bylaws, a “change of control" will occur upon the occurrence of any of the following events: (i) the acquisition or transfer of ownership of a majority of Ollamani outstanding ordinary Shares; (ii) the ability of a person, entity or group, other than the person who currently has, directly or indirectly, the power to elect a majority of the members of the Board of Directors, to elect a majority of the members of the Board of Directors; or (iii) the ability of a person, entity or group, other than the person who currently has, directly or indirectly, the power to define the management or political decisions of Ollamani, to define the management or political decisions of Ollamani.

If shareholders at the extraordinary general shareholders' meeting have to approve the proposed acquisition, the Chairman, the Secretary, or the Assistant Secretary of the Board of Directors of Ollamani must publish the notice of such meeting in the DOF and in two other newspapers of general circulation in Mexico City at least 30 calendar days prior to the date of the meeting (whether on first or subsequent calls). Once the notice of the extraordinary general shareholders' meeting has been published, all information relating to the agenda for such meeting must be available for review by Series “A” and “B” shareholders at the offices of the Secretary of the Board of Directors.

Mandatory Tender Offer in the Case of Certain Acquisitions

If the Board of Directors or the extraordinary general shareholders' meeting of Ollamani, as the case may be, authorizes an acquisition of Ollamani Shares that would cause the acquirer's interest to increase by 20% or more, but not more than 50%, of the common Ollamani Shares outstanding, without such authorized acquisition resulting in a change of control, the acquirer must make the relevant acquisition by means of a tender offer for a number of Ollamani Shares equal to the greater of (a) the percentage of common Ollamani Shares to be acquired, or (b) 10% of the capital stock outstanding. If the meeting approves an acquisition resulting in a change of control, the acquirer must carry out such acquisition by means of a tender offer for 100% of the capital stock outstanding at a price that may not be less than the greater of the following values:

(i)	the carrying amount of the Ollamani Shares in question as reported in the last quarterly income statement approved by the Board of Directors;

(ii)	the highest closing trading price of the Shares on any stock exchange during any of the three hundred sixty-five days (365) prior to the date of the resolution of the meeting approving the acquisition;

(iii)	the highest price paid at any time by the relevant acquirer for any Ollamani Shares.

All tender offers referred to above must be made simultaneously in Mexico and the United States within 60 days from the date on which the acquisition is approved by the Board of Directors or the extraordinary general shareholders' meeting, as applicable. All shareholders must receive the same price for their Ollamani Shares.

The provisions of Ollamani’s bylaws summarized above regarding the obligation to make a mandatory tender offer in the case of certain restricted acquisitions are more restrictive than those provided in the Mexican Securities Market Law. Under the Mexican Securities Market Law, such provisions of Ollamani’s bylaws may differ from the requirements set forth in the law, provided that such provisions afford greater protection to minority shareholders than those set forth in the law itself. In such cases, the provisions of Ollamani’s bylaws, and not the provisions contained in the Mexican Securities Market Law, will apply to the restricted acquisitions provided for in such bylaws.

Exceptions

The provisions of Ollamani's bylaws summarized above do not apply to: (i) transfers of Ollamani Shares and/or Ollamani CPOs by inheritance; (ii) acquisitions of Ollamani Shares and/or Ollamani CPOs by any person who, directly or indirectly, has the right to designate the most members of the Board of Directors, and to acquisitions made by: (a) entities controlled by such person; (b) affiliates of such person; (c) the estate of such person; (d) relatives of such person; and (e) the person himself or herself, where such person acquires Ollamani Shares and/or Ollamani CPOs from any entity, affiliate, person, or relative of those referred to in (a), (b), (c), or (d) above; and (iii) acquisitions or transfers of Ollamani Shares and/or Ollamani CPOs by Ollamani, its subsidiaries or affiliates, or any trust created by Ollamani or any of its subsidiaries or affiliates.

SETTLOR

The Company is the settlor under the CPO Trust, through which the Ollamani CPOs described in this Information Statement were issued.

The terms and conditions of the CPO Trust are substantially similar to those of the Grupo Televisa CPO Trust. See the section of this Information Statement entitled “Bylaws” – “CPO Trust.”

The Grupo Televisa CPO Trust was originally created on November 22, 1993 by Mr. Emilio Azcárraga Milmo, as settlor, and Nacional Financiera, S.N.C., Institución de Banca de Desarrollo, División Fiduciaria as trustee.

As of the date of this Information Statement, the parties to the Grupo Televisa CPO Trust are Nacional Financiera, S.N.C., Institución de Banca de Desarrollo, Dirección Fiduciaria as trustee, and Banco Nacional de México, S.A., integrante del Grupo Financiero Banamex, División Fiduciaria, as common representative, with Grupo Televisa’s appearance.

As of the date of this Information Statement, the parties to the CPO Trust are the Company, as settlor, Nacional Financiera, S.N.C., Institución de Banca de Desarrollo, Dirección Fiduciaria, as trustee, and CIBanco, S.A., Institución de Banca Múltiple, as common representative.

ANNEXES

ANNEX 1A

REPORT ON THE COMPILATION OF THE UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS INCLUDED IN A PROSPECTUS

Report on the Compilation of the Unaudited Pro Forma Condensed Consolidated Financial Statements Included in a Prospectus

The Board of Directors of

Grupo Televisa, S.A.B.:

We have completed our assurance engagement to report on the compilation of the unaudited pro forma condensed consolidated financial statements of Ollamani and subsidiaries (the “Group”) compiled by the Group’s Management. The unaudited pro forma condensed consolidated financial statements consist of the unaudited pro forma condensed consolidated statement of financial position as of December 31, 2022, the unaudited pro forma condensed consolidated statement of income for the year then ended and its respective notes, as well as the unaudited pro forma condensed consolidated statement of financial position as of September 30, 2023, the unaudited pro forma condensed consolidated statements of income for the nine months ended on September 30, 2023 and 2022 and its respective notes (“the unaudited pro forma condensed consolidated financial statements”), which are attached as part of the prospectus issued by the Group. The criteria according to which the Group has compiled the unaudited pro forma condensed consolidated financial information is described within note 3 of the unaudited pro forma condensed consolidated financial information.

The unaudited pro forma condensed consolidated financial statements have been compiled by the Group’s Management to show the impact of the events described in Note 3 regarding the Group’s financial position as of September 30, 2023 and December 31, 2022, and its financial performance for the year ended as of December 31, 2022 and for the nine months ended as of September 30, 2023 and 2022, as if those events or transactions had taken place on January 1, 2022. As part of this process, the financial information and the financial performance have been obtained from the Group’s consolidated financial statements as of September 30, 2023 and its financial statements as of December 31, 2022, and for the year then ended, on which, an audit report was issued dated April 4, 2023.

Management’s responsibility for the unaudited pro forma condensed consolidated financial statements

Management is responsible for compiling the unaudited pro forma condensed consolidated financial statements on the basis of the criteria established in note 3.

Our independence and quality management

We have complied with the independence and other ethical requirements of the International Code of Ethics for Professional Accountants (including the International Standards of Independence) (IESBA Code) issued by the International Ethics Standards Board for Accountants, which is based on the fundamental principles of integrity, objectivity, professional competence and professional diligence, confidentiality and professional conduct.

(Continued)

Annex 1A-1

The firm applies International Quality Management Standard 1, which requires the Group to design, implement and operate a quality management system that includes policies or procedures related to compliance with ethical requirements, professional standards, legal requirements and applicable regulations.

Auditor’s Responsibility

Our responsibility is to express an opinion, as required by the Comisión Nacional Bancaria y de Valores (“CNBV”) of Mexico, about whether the unaudited pro forma condensed consolidated financial statements have been compiled, in all material respects, by the Group’s Management on the basis of the criteria set out in note 3.

We conducted our engagement in accordance with International Standard on Assurance Engagements “ISAE 3420 - Assurance Engagements to Report on the Compilation of Pro Forma Financial Information Included in a Prospectus”, issued by the International Auditing and Assurance Standards Board. This standard requires that we plan and perform procedures to obtain reasonable assurance about whether the Group’s Management has compiled, in all material respects, the unaudited pro forma condensed consolidated financial statements on the basis of the criteria established in note 3.

For purposes of this engagement, we are not responsible for updating or reissuing any reports or opinions on any historical financial information used in compiling the unaudited pro forma condensed consolidated financial statements, nor have we, in the course of this engagement, performed an audit or review of the financial information used in compiling the unaudited pro forma condensed consolidated financial statements.

The purpose of the unaudited pro forma condensed consolidated financial information included in a prospectus is solely to illustrate the impact of significant events or transactions on unadjusted financial information of the entity as if the events had occurred or the transactions had been undertaken at an earlier date selected for purposes of the illustration. Accordingly, we do not provide any assurance that the actual outcome of the events and transactions in case they had occur as of September 30, 2023 and December 31, 2022 for purposes of the unaudited pro forma condensed consolidated statement of financial position, and from January 1, 2022 for the unaudited pro forma condensed consolidated statement of income, would have been as presented.

A reasonable assurance engagement to report on whether the unaudited pro forma condensed consolidated financial statements have been compiled, in all material respects, on the basis of the applicable criteria involves performing procedures to assess whether the applicable criteria used by the Group’s Management in the compilation of the unaudited pro forma condensed consolidated financial statements provide a reasonable basis for presenting the significant effects directly attributable to the events or transactions, and to obtain sufficient appropriate evidence about whether:

•	The related pro forma adjustments give appropriate effect to the criteria applied and,

(Continued)

Annex 1A-2

•	The unaudited pro forma condensed consolidated financial statements reflect the proper application of those adjustments to the historic financial statements.

The procedures selected depend on the auditor’s judgment, having regard to the auditor’s understanding of the nature of the Group, the events or transactions in respect of which the unaudited pro forma condensed consolidated financial statements have been compiled, and other relevant engagement circumstances.

The engagement also involves evaluating the overall presentation of unaudited pro forma condensed consolidated financial statements.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the unaudited pro forma condensed consolidated financial statements have been compiled, in all material respects, on the basis of the criteria established in note 3.

KPMG Cárdenas Dosal, S. C.

C.P.C. Joaquín Aguilera

Mexico City, January 29th, 2024.

Annex 1A-3

ANNEX 1B

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Annex 1B-1

Ollamani

Pro Forma Condensed Consolidated Statements of Financial Position

As of September 30, 2023 and December 31, 2022

(In thousands of Mexican pesos)

(See Notes 1, 2 and 3)

		September 30, 2023						December 31, 2022
	Note	Base Figures (Unaudited)		Pro Forma Adjustments (Unaudited)		Pro Forma Figures (Unaudited)		Based Figures (Unaudited)		Pro Forma Adjustments (Unaudited)		Pro Forma Figures (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	5	Ps.	—	Ps.	1,177,448	Ps.	1,177,448	Ps.	—	Ps.	2,333,830	Ps.	2,333,830
Trade accounts receivable, net			—		487,568		487,568		—		334,884		334,884
Other accounts and notes receivable, net					19,052		19,052				9,384		9,384
Income taxes receivable			—		204,723		204,723		—		230,996		230,996
Other recoverable taxes			—		485,276		485,276		—		329,696		329,696
Due from related parties	10		—		405,031		405,031		—		254,395		254,395
Inventories			—		232,913		232,913		—		282,208		282,208
Other current assets			—		145,881		145,881		—		97,247		97,247
Total current assets			—		3,157,892		3,157,892		—		3,872,640		3,872,640

Non-currents assets:
Property and equipment, net	6		—		6,506,887		6,506,887		—		6,235,757		6,235,757
Right-of-use assets, net	7		—		1,062,281		1,062,281		—		1,032,734		1,032,734
Intangible assets, net	8		—		701,758		701,758		—		784,025		784,025
Deferred income tax assets	13		—		954,776		954,776		—		1,012,478		1,012,478
Other assets			—		15,495		15,495		—		15,596		15,596
Total non-current assets			—		9,241,197		9,241,197		—		9,080,590		9,080,590
Total assets		Ps.	—	Ps.	12,399,089	Ps.	12,399,089	Ps.	—	Ps.	12,953,230	Ps.	12,953,230

LIABILITIES
Current liabilities:
Current portion of lease liabilities	9	Ps.	—	Ps.	127,974	Ps.	127,974	Ps.	—	Ps.	81,952	Ps.	81,952
Trade accounts payable and accrued expenses			—		1,129,780		1,129,780		—		1,318,932		1,318,932
Deferred revenue			—		23,255		23,255		—		14,423		14,423
Income taxes payable			—		43,760		43,760		—		19,980		19,980
Other taxes payable			—		167,304		167,304		—		154,329		154,329
Employee benefits			—		136,145		136,145		—		63,709		63,709
Due to related parties	10		—		577,126		577,126		—		725,009		725,009
Gaming and sweepstakes liabilities			—		40,882		40,882		—		34,680		34,680
Other current liabilities			—		140,974		140,974		—		107,196		107,196
Total current liabilities			—		2,387,200		2,387,200		—		2,520,210		2,520,210

Non-current liabilities:
Lease liabilities, net of current portion	9		—		1,063,482		1,063,482		—		1,060,474		1,060,474
Post-employment benefits			—		55,469		55,469		—		49,133		49,133
Other long-term liabilities			—		340,213		340,213		—		336,197		336,197
Total non-current liabilities			—		1,459,164		1,459,164		—		1,445,804		1,445,804
Total liabilities			—		3,846,364		3,846,364		—		3,966,014		3,966,014

EQUITY		Ps.	—	Ps.	8,552,725	Ps.	8,552,725	Ps.	—	Ps.	8,987,216	Ps.	8,987,216
Total liabilities and equity		Ps.	—	Ps.	12,399,089	Ps.	12,399,089	Ps.	—	Ps.	12,953,230	Ps.	12,953,230

The accompanying notes are part of these unaudited pro forma condensed consolidated financial statements.

Annex 1B-2

Ollamani

Pro Forma Condensed Consolidated Statements of Income

For the nine months ended September 30, 2023 and 2022

(In thousands of Mexican pesos)

(See Notes 1, 2 and 3)

		September 30, 2023						September 30, 2022
	Notes	Base Figures (Unaudited)		Pro Forma Adjustments (Unaudited)		Pro Forma Figures (Unaudited)		Based Figures (Unaudited)		Pro Forma Adjustments (Unaudited)		Pro Forma Figures (Unaudited)
Revenues	14	Ps.	—	Ps.	4,492,170	Ps.	4,492,170	Ps.	—	Ps.	4,202,383	Ps.	4,202,383
Cost of services and sales			—		3,416,005		3,416,005		—		3,438,664		3,438,664
Selling expenses			—		306,646		306,646		—		263,650		263,650
Administrative expenses			—		264,241		264,241		—		263,704		263,704
Income before other income or expense			—		505,278		505,278		—		236,365		236,365
Other income (expense), net	11		—		9,373		9,373		—		(12,250)		(12,250)
Operating income			—		514,651		514,651		—		224,115		224,115
Finance expense	12		—		(175,300)		(175,300)				(105,737)		(105,737)
Finance income			—		262,110		262,110		—		167,347		167,347
Finance income, net			—		86,810		86,810		—		61,610		61,610
Income before income taxes			—		601,461		601,461		—		285,725		285,725
Income tax (expense) benefit	13		—		(177,794)		(177,794)		—		17,226		17,226
Net income		Ps.	—	Ps.	423,667	Ps.	423,667	Ps.	—	Ps.	302,951	Ps.	302,951

Net income attributable to:
Stockholders of the Company		Ps.	—		423,667	Ps.	423,667	Ps.	—	Ps.	303,917	Ps.	303,917
Non-controlling interests			—		—		—		—		(966)		(966)
Net income		Ps.	—	Ps.	423,667	Ps.	423,667	Ps.	—	Ps.	302,951	Ps.	302,951

The accompanying notes are part of these unaudited pro forma condensed consolidated financial statements.

Annex 1B-3

Ollamani

Pro Forma Condensed Consolidated Statement of Income

For the year ended December 31, 2022

(In thousands of Mexican pesos)

(See Notes 1, 2 and 3)

		December 31, 2022
	Notes	Base Figures (Unaudited)		Pro Forma Adjustments (Unaudited)		Pro Forma Figures (Unaudited)
Revenues	14	Ps.	—	Ps.	5,686,795	Ps.	5,686,795
Cost of services and sales			—		4,625,618		4,625,618
Selling expenses			—		358,274		358,274
Administrative expenses			—		357,116		357,116
Income before other income			—		345,787		345,787
Other income, net	11		—		240,706		240,706
Operating income			—		586,493		586,493
Finance expense	12		—		(179,985)		(179,985)
Finance income			—		256,706		256,706
Finance income, net			—		76,721		76,721
Income before income taxes			—		663,214		663,214
Income taxes	13		—		(101,297)		(101,297)
Net income		Ps.	—	Ps.	561,917	Ps.	561,917

Net income attributable to:
Stockholders of the Company		Ps.	—	Ps.	571,452	Ps.	571,452
Non-controlling interests			—		(9,535)		(9,535)
Net income		Ps.	—	Ps.	561,917	Ps.	561,917

The accompanying notes are part of these unaudited pro forma condensed consolidated financial statements.

Annex 1B-4

Ollamani

Notes to Pro Forma Condensed Consolidated Financial Statements

As of September 30, 2023 and December 31, 2022, for the nine months ended September 30, 2023 and 2022, and for the year ended December 31, 2022

(In thousands of Mexican pesos, except per exchange rate amounts, unless otherwise indicated)

1.	Corporate Information

The unaudited pro forma condensed consolidated financial statements of Ollamani were prepared considering the subsidiaries of Grupo Televisa, S.A.B. (“Grupo Televisa”) in its Other Business segment. The direct and indirect subsidiaries of Grupo Televisa which are part of these financial statements, are as follows:

Gaming and sweepstakes operations (“Gaming”):

Apuestas Internacionales, S.A. de C.V.

Controladora de Juegos y Sorteos de México, S.A. de C.V.

Magical Entertainment, S. de R.L. de C.V.

Telestar de Occidente, S.A. de C.V.

Teatro de los Insurgentes, S.A. de C.V. (see Note 17)

Soccer operations and other shows (“Soccer”):

Club de Fútbol América, S.A. de C.V.

Fútbol del Distrito Federal, S.A. de C.V.

Publishing and distribution of magazines operations (“Publishing and Distribution”):

Editorial Televisa, S.A. de C.V.

Editorial Zinet Televisa, S.A. de C.V.

Editorial Televisa Colombia, S.A.

Editorial Televisa Venezuela, S.A.

VeneTel Servicios Publicitarios, S.A.

Distribuidora Intermex, S.A. de C.V.

Gonarmex, S.A. de C.V.

Grupo Distribuidoras Intermex, S.A. de C.V. (“Intermex”)

Distribuidora los Andes, S.A .

Vanipubli Ecuatoriana, S.A

Other Company’s subsidiaries:

Servicios Administrativos DYE, S.A. de C.V.

SOC Servicio Operativo Centralizado, S.A. de C.V.

In addition to the net assets of Grupo Televisa's subsidiaries mentioned above, the Group also includes certain assets and liabilities that will be spun off from Grupo Televisa and that are complementary to these businesses.

2.	Description of the Transaction

On October 27, 2022, the Board of Directors of Grupo Televisa approved a proposal to separate from Grupo Televisa some businesses that are part of its Other Businesses segment, including its interests in soccer operations, the Azteca Stadium, gaming and sweepstakes operations, and publishing and distribution of magazines, as well as certain related net assets (the “Spun-off Businesses”). This proposal will be carried out through a spin-off (escisión) from Grupo Televisa, by creating a new controlling entity listed on the Mexican Stock Exchange that will hold the Spun-off Businesses, and that will have the same shareholding structure as Grupo Televisa.

Grupo Televisa considers that this plan will allow both Grupo Televisa and the new entity resulting from the spin-off, to focus on their respective business models and growth opportunities, thereby enhancing their ability to generate better conditions for access to capital, financing sources and investors, that are aligned with each business.

It is expected that the spin-off proposal will be completed in the first quarter of 2024, subject to several conditions, including compliance with applicable law, as well as obtaining all required corporate and regulatory authorizations.

On April 26, 2023, the stockholders of Grupo Televisa approved the spin-off to separate the Spun-off Businesses of the Grupo Televisa´s Other Businesses segment. Once the spin-off takes effect, a new holding company will be created for the Spun-off Businesses, which will be listed on the Mexican Stock Exchange and will have the same shareholding structure as Grupo Televisa. The spin-off remains subject to several conditions, including compliance with applicable law, as well as obtaining all required corporate and regulatory authorizations.

Annex 1B-5

Ollamani (the “Company”) is the entity that will be incorporated as a limited liability public stock corporation (Sociedad Anónima Bursátil or S.A.B.) as a result of the proposed spin-off mentioned above.

The subsidiaries of Grupo Televisa over which the Company expects to have control as a result of the spin-off mentioned in the previous paragraph (collectively, the "Group"), have as their main business object the realization, operation, celebration and participation, nationally and internationally, in all kinds of sweepstakes and sports betting, with cash or non-cash rewards, and the promotion of soccer teams, sporting events and shows, as well as the publication and distribution of magazines.

The Company’s executive offices will be located at Avenida Santa Fe 481, Floors 10 and 11, Col. Cruz Manca, 05349, Cuajimalpa de Morelos, Mexico City, Mexico.

3.	Basis for Preparation of Unaudited Pro Forma Condensed Consolidated Financial Statements

The Group's unaudited pro forma condensed consolidated financial statements of financial position as of September 30, 2023 and December 31, 2022, and the Group's unaudited pro forma condensed consolidated statements of income for the nine months ended September 30, 2023 and 2022, and for the year ended December 31, 2022, derived from financial information considered for the preparation and issuance of Grupo Televisa's consolidated financial statements as of those dates and for those periods, which have been prepared in accordance with International Financial Reporting Standards ("IFRS Accounting Standards"), as issued by the International Accounting Standards Board ("IASB").

The Group's unaudited pro forma condensed consolidated financial statements, referred to above, have been prepared on the assumption that the Group, as a spun-off entity of Grupo Televisa, started operations beginning on January 1, 2022, and recognized the results of operations for the nine months ended September 30, 2023 and 2022, and for the year ended December 31, 2022. Consequently, these unaudited condensed consolidated financial statements were prepared only to give pro forma effect to the proposed spin-off of Grupo Televisa as if it had been carried out on January 1, 2022, and are not intended to present the financial position or the results of operations of the Group as of those dates and those periods.

The Group's unaudited pro forma condensed consolidated financial statements, mentioned above, have been prepared by Grupo Televisa's management based on Grupo Televisa's accounting policies, and the historical values recognized by the companies under common control of Grupo Televisa.

Accordingly, these unaudited pro forma condensed consolidated financial statements should be read in conjunction with the Grupo Televisa's audited consolidated financial statements as of December 31, 2022.

The Group's unaudited pro forma condensed consolidated financial statements as of September 30, 2023 and December 31, 2022, and for the nine months ended September 30, 2023 and 2022, and the year ended December 31, 2022, include (i) the consolidated assets, liabilities, and results of operations of the Company and of the companies over which the Company expects to exercise control as a result of the spin-off of Grupo Televisa (see Note 1), as of those dates and for those periods; and (ii) additional pro forma adjustments as of those dates and for those periods, which include:

a)	Adjustments to recognize the acquisition cost of certain real estate property that was owned by Grupo Televisa and one of its subsidiaries, and were acquired by companies in the Group's Soccer segment in the second quarter of 2023;

b)	Adjustments to recognize employee benefits cost and post-employment benefit liabilities of additional personnel that were transferred in the second quarter of 2023 to companies over which the Company will exercise control as a result of spin-off referred to above;

c)	Adjustments to recognize expense for the Grupo Televisa's Long-Term Retention Plan, applicable to certain key executives of the Group;

d)	Adjustments to recognize expenses for contracts of administrative services that will be provided by Grupo Televisa to the Company and its subsidiaries beginning on the proposed spin-off; and

e)	Adjustments to recognize the purchase of Teatro de los Insurgentes, S.A. de C.V., by Gaming companies in the fourth quarter of 2023.

Annex 1B-6

These unaudited pro forma condensed consolidated financial statements were authorized for issuance on January 17, 2024, by the Corporate Vice President of Finance of Grupo Televisa.

4.	Accounting Policies

a)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and all highly liquid investments with an original maturity of three months or less at the date of acquisition. Cash is stated at nominal value and cash equivalents are measured at fair value.

As of September 30, 2023 and December 31, 2022, cash equivalents primarily consisted of fixed short-term deposits and corporate fixed income securities denominated in U.S. dollars and Mexican pesos, with an average annual yield of 4.51% for U.S. dollar deposits and 11.06% for Mexican peso deposits for the nine months ended September 30, 2023, and 1.53% for U.S. dollar deposits and 7.40% for Mexican peso deposits for the year ended December 31, 2022. These investments are made in conjunction with other subsidiaries of Grupo Televisa.

b)	Inventories

The inventory of the Publishing and Distribution business consists of books, paper and magazines that have not been circulated at the end of the related year and are recorded at the lower of cost or its net realizable value. The net realization value is the estimated selling price in the normal course of business, less estimated costs to conduct the sale.

Cost is determined using the average cost method.

c)	Property and Equipment

Property and equipment are recorded at acquisition cost.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to income or loss during the financial period in which they are incurred.

Land is not depreciated. Depreciation of property and equipment is based upon the carrying amount of the assets in use and is computed using the straight-line method over the estimated useful lives of the asset, as follows:

Estimated Useful Lives
Buildings	5-50 years
Building improvements	10 years
Technical equipment	3-10 years
Furniture and fixtures	3 years
Transportation equipment	4-8 years
Computer equipment	3-8 years
Leasehold improvements	2-20 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals of assets are determined by comparing the proceeds with the carrying amount and are recognized within other income or expense in the statement of income.

If significant parts of an item of property and equipment have different useful lives, then they are accounted for as separate items (major components) of property and equipment.

Annex 1B-7

d)	Lease agreements

Lessee

Right-of-use assets are measured at cost comprising the following: the amount of the initial measurement of lease liability, any lease payments made at or before the commencement date less any lease incentives received, any initial direct costs and restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases of equipment and vehicles and mostly leases of low-value assets are recognized on a straight-line basis as an expense in the consolidated statement of income. Short-term leases are leases with a lease term of 12 months or less.

Lessor

The Group leases the Teatro de los Insurgentes, which consists mainly of buildings and land. These lease agreements are classified as operating leases from a lessor perspective.

e)	Intangible Assets

Intangible assets are recognized at acquisition cost. Intangible assets acquired through business combinations are recorded at fair value at the date of acquisition.

Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives, as follows:

Estimated Useful Lives
Software licenses	1-3 years
Federative rights	3-5 years

Federative Rights

The federative rights are payment commitments for the acquisition of registration rights for soccer players (“Players”), they are valued at acquisition cost and are amortized over the contract period.

The federative rights arising between the Group and the Players are registered in the Association to which the Group is affiliated, so that the player can participate in the official matches organized by such Association, through a contract that can be granted free of charge (amateur) or for a consideration (professional). A right inherent to the Player, transferred in favor of the Company from the moment the registration act is formalized in the respective Association in his name.

The gain or loss in the transfer of federative rights is recognized until the rights are transferred to another soccer club, a transfer that will be subject to a specific regulation drafted by the Association and normally when it is a definitive transfer (see Note 8).

f)	Impairment of Long-lived Assets

The Group reviews for impairment the carrying amounts of its long-lived assets, tangible and intangible (see Note 8), at least once a year, or whenever events or changes in business circumstances indicate that these carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. To determine whether an impairment exists, the carrying amount of the reporting unit is compared with its recoverable amount. Fair value estimates are based on quoted market values in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including discounted value of estimated future cash flows, market multiples or third-party appraisal valuations, which are carried out at the lowest level of cash flow generation (“CGU”). Any impairment of long-lived assets other than goodwill may be subsequently reversed under certain circumstances.

Annex 1B-8

g)	Customer Advances (Deferred Revenue)

Customer advances for future magazine advertising services provide that clients receive fixed prices during the contract period, on the display of advertising space, based on established rates. Such rates vary depending on where the advertisement is displayed, including the size and placement of the advertisement.

Customer advance contracts are made to ensure future magazine distribution services.

The Group recognizes customer advance agreements for advertising and distribution services in the consolidated statement of financial position, when these agreements are executed either with a consideration in cash paid by customers or with short-term non-interest bearing notes received from customers in connection with annual (“upfront basis”) and from time to time (“scatter basis”) prepayments.

Customer advance agreements are contract liabilities presented by the Group in the consolidated statement of financial position. The Group recognizes a contract liability when a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional, before the Group transfers services to the customer. A contract liability is a Group’s obligation to transfer services or goods to a customer for which the Group has received consideration, or an amount of consideration is due, from the customer. In addition, the Group recognizes contract assets upon the approval of non-cancellable contracts that generate an unconditional right to receive cash consideration prior to services being rendered. The Company’s management has consistently recognized that an amount of consideration is due, for legal, finance and accounting purposes, when a short-term non-interest bearing note is received from a customer in connection with an advance agreement entered into with the customer for services or goods to be provided by the Group in the short term.

h)	Trade Accounts Payable and Accrued Expenses

Trade accounts payable and accrued expenses are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade accounts payable and accrued expenses are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade accounts payable and accrued expenses are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Trade accounts payable and accrued expenses are presented as a single item of consolidated current liabilities in the unaudited pro forma condensed consolidated statements of financial position as of September 30, 2023, and December 31, 2022.

i)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provisions due to passage of time is recognized as interest expense.

j)	Revenue Recognition and Contract Costs

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for services provided. The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Group’s activities, as described below. The Group bases its estimate of return on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

The Group derives most of its revenues from Gaming and Sweepstakes, Soccer, and Publishing and Distribution business activities in Mexico. Revenues are recognized when the service is provided, and collection is probable. A summary of revenue recognition policies by significant activity is as follows:

•	Income from the sale of transmission rights for events (soccer matches played by the Club de Fútbol América team at home) at the Azteca Stadium (Fútbol del Distrito Federal, S.A. de C.V.), and the advertising revenues for the club's uniform, are recognized in the statement of income as incurred.

Annex 1B-9

•	Revenues from attendance to soccer games, including revenues from advance ticket sales for soccer games and other promotional events, are recognized on the date of the relevant event.

•	Gaming and Sweepstakes revenues consist of the net win from gaming activities, which is the difference between amounts wagered and amounts paid to winning patrons and are recognized at the time of such net income.

•	Revenues from magazine subscriptions are initially deferred and recognized proportionately in the statement of income as products are delivered to subscribers. Revenues from the sales of magazines are recognized on the date of circulation of delivered merchandise, net of a provision for estimated returns. The Group determines an estimate for returns based on the historical result, considering the type of client, transaction, and the conditions of each agreement.

•	Advertising revenues, including advances from customers for future advertising, are recognized as revenue at the time the advertising services are rendered.

•	Revenues from publishing distribution are recognized upon distribution of the product.

•	Income from the lease of Teatro de los Insurgentes is recognized in statement of income as the rents are incurred.

k)	Interest Income

Interest income is recognized using the effective interest rate method.

l)	Employee Benefits

Pension and Seniority Premium Obligations

Plans exist for pensions and seniority premiums (post-employment benefits), for most of the Group’s employees funded through irrevocable trusts. Increases or decreases in the consolidated liability or asset for post-employment benefits are based upon actuarial calculations. Contributions to the trusts are determined in accordance with actuarial estimates of funding requirements. Payments of post-employment benefits are made by the trust administrators. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

Remeasurement of post-employment benefit obligations related to experience adjustments and changes in actuarial assumptions of post-employment benefits are recognized in the period in which they are incurred as part of other comprehensive income or loss in consolidated equity.

Profit Sharing

The employees’ profit sharing required to be paid under certain circumstances in Mexico, is recognized as a direct benefit to employees in the consolidated statements of income in the period in which it is incurred. The profit sharing is paid to employees on a yearly basis and calculated by the Mexican companies in the Group at the statutory rate of 10% on their respective adjusted income in accordance with the Federal Labor Law. Beginning in 2021, there is a cap on the payment of profit sharing of up to three months of salary per employee.

Termination Benefits

Termination benefits, which mainly represent severance payments by law, are recorded in the consolidated statement of income. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that involves the payment of termination benefits.

m)	Equity

The pro forma condensed consolidated statements of financial position as of September 30, 2023 and December 31, 2022, were prepared by using the historical values of subsidiaries under common control of Grupo Televisa and reflect the net assets of the Group (consolidated equity).

Annex 1B-10

n)	Income Taxes

The income tax expense for the period comprises current and deferred income tax. Income tax is recognized in the consolidated statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the income tax is recognized in other comprehensive income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the statement of financial position date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements of the companies in the Group. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is recovered, or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences and tax loss carryforwards can be utilized. For this purpose, the Group takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, and future reversals of existing temporary differences.

Deferred income tax assets and liabilities are offset when there is a legal right to offset tax assets incurred against tax liabilities incurred and when the deferred income tax assets and liabilities refer to income taxes collected by the same tax authority either in the same tax entity or in different tax entities when there is an intention to settle the balances on a net basis.

5.	Cash and Cash Equivalents

Cash and cash equivalents as of September 30, 2023 and December 31, 2022, were analyzed as follows:

	September 30, 2022		December 31, 2022
Cash and bank accounts	Ps.	66,295	Ps.	44,237
Short-term investments (1)		1,111,153		2,289,593
Total cash and cash equivalents	Ps.	1,177,448	Ps.	2,333,830

(1) Highly liquid investments with an original maturity of three months or less at the date of acquisition.

6.	Property and Equipment, Net

As September 30, 2023 and December 31, 2022 property and equipment is as follows:

	September 30, 2023		December 31, de 2022
Buildings	Ps.	3,442,640	Ps.	3,299,936
Buildings Improvements		24,269		158,281
Technical equipment		871,420		964,864
Furniture and fixtures		112,840		104,217
Transportation equipment		34,356		32,950
Computer equipment		150,120		148,181
Leasehold improvements		1,476,595		1,385,979
		6,112,240		6,094,408
Accumulated depreciation		(4,087,101)		(4,098,687)
		2,025,139		1,995,721
Land		4,410,223		4,136,570
Investments and constructions in progress		71,525		103,466
	Ps.	6,506,887	Ps.	6,235,757

Annex 1B-11

Depreciation charged to income for the nine months ended September 30, 2023 and 2022, and the year ended December 31, 2022 was Ps.188,435, Ps.219,225 and Ps. 289,986 respectively.

During the nine months ended September 30, 2023 and 2022, and the year ended December 31, 2022, the Group invested Ps.458,928, Ps.11,057 and Ps.136,917, respectively, in property and equipment as capital expenditures.

The Group’s buildings and land subject to investment properties completed on September 30, 2023 and 2022 amounted to Ps.338,680, respectively.

In the nine months ended September 30, 2023 and 2022, the Company invested in property and equipment as capital expenditures in the amount of Ps.458.9 million and Ps.11.0 million, respectively.

For the year ended December 31, 2022, the Company invested in property and equipment as capital expenditures in the amount of Ps.136.9 million.

Commitment

FIFA has announced that the Azteca Stadium will host the 2026 FIFA World Cup, hence it will undergo a major remodeling to achieve its modernization and comply with FIFA’s requirements. This remodeling will involve a significant capital investment, and additionally could affect the operations of the Azteca Stadium during the period of construction, limiting the availability of the stadium or the capacity of fans that can attend various events. Therefore, from time to time, the Group could incur indebtedness to carry out this remodeling of the Azteca Stadium. As of September 30, 2023, the amount of this commitment for the years 2024, 2025 and 2026 had not been determined by the Company; however, the initial investment for this remodeling for the year 2024 is estimated in the amount of Ps.900,000.

7.	Right-of-use Assets, Net

Right-of-use assets, net, as of September 30, 2023 and December 31, 2022, were integrated as follows:

	September 30, 2023		December 31, 2022
Buildings	Ps.	1,495,398	Ps.	1,549,470
Computer equipment		14,145		12,445
Point-of-sale terminals		—		13,484
		1,509,543		1,575,399
Accumulated depreciation		(447,262)		(542,665)
	Ps.	1,062,281	Ps.	1,032,734

Depreciation charged to income for the nine months ended September 30, 2023 and 2022, and the year ended December 31, 2022 amounted to Ps.103,952, Ps.98,149 and Ps.126,916, respectively.

The amounts of expenses related to IFRS 16 included in cost of revenues, selling expenses and administrative expenses for the nine months ended September 30, 2023 and 2022 and for the year ended December 31, 2022, were as follows:

	Nine months ended September 30,				Year ended December 31,
	2023		2022		2022
Expenses relating to variable lease payment not included in the measurement of the lease liability	Ps.	389,457	Ps.	286,789	Ps.	394,628
Expenses related to short-term leases and leases of low-value assets		17,981		14,621		32,896
Total	Ps.	407,438	Ps.	301,410	Ps.	427,524

Annex 1B-12

8.	Intangible Assets, Net

	September 30, 2023						December 31, 2022
	Cost		Accumulated Amortization		Carrying Value		Cost		Accumulated Amortization		Carrying Value
Intangible assets with finite useful lives:
Licenses and software	Ps.	83,482	Ps.	(81,282)	Ps.	2,200	Ps.	88,339	Ps.	(78,661)	Ps.	9,678
Federative rights		1,764,166		(1,064,643)		699,523		1,523,294		(748,982)		774,312
Other		35		—		35		35		—		35
	Ps.	1,847,683	Ps.	(1,145,925)	Ps.	701,758	Ps.	1,611,668	Ps.	(827,643)	Ps.	784,025

Amortization of licenses and software charged to statement of income for the nine months ended September 30, 2023 and 2022, and the year ended December 31, 2022 amounted to Ps.7,854, Ps.226 and Ps.226, respectively.

Additionally, the Group recognized an amortization charged to statement of income for the nine months ended September 30, 2023 and 2022, and the year ended December 31, 2022 was Ps. 315,662, Ps. 236,907 and Ps.353,232, respectively, primarily in connection with amortization of soccer player rights (federative rights).

9.	Lease Liabilities

As of September 30, 2023, and December 31, 2022, lease liabilities were integrated as follows:

	September 30 2023		December 31 2022
Lease liabilities:
Lease liabilities (1)	Ps.	1,191,456	Ps.	1,142,426
Less: short term maturities		127,974		81,952
Lease liabilities, net of current portion	Ps.	1,063,482	Ps.	1,060,474

(1)	Lease liabilities recognized beginning on January 1, 2019, under IFRS 16 Leases. These lease liabilities have terms which expired at various dates between 2023 and 2048.

10.	Related Parties

The balances of receivables and payables between the Group and related parties as of September 30, 2023 and December 31, 2022, were as follows:

	September 30, 2023		December 31, 2022
Current receivables:
Grupo Televisa, S.A.B.	Ps.	2,900	Ps.	28,792
Televisa, S. de R.L. de C.V. (1)		314,701		75,111
ET Publishing International, LLC. (2)		—		103,625
Grupo Telesistema, S.A. de C.V. (3)		71,608		236
Grupo Cablecom		2,107		9,930
Grupo Sky		4,539		5,156
Other		9,176		31,545
	Ps.	405,031	Ps.	254,395

Current payables:
CVQ Espectáculos, S.A. de C.V. (7)	Ps.	367,042	Ps.	363,693
Mountrigi Management Group Ltd. (6)		95,050		8,857
Televisa Corporación, S.A. de C.V. (5)		46,393		121,109
G-Televisa-D, S.A. de C.V. (4)		52,052		107,339
Grupo Televisa, S.A.B. (4)		12,648		84,395
Coisa, Consultores Industriales, S.A. de C.V. (5)		—		27,503
Grupo Cablemas		209		—
Other		3,732		12,113
	Ps.	577,126	Ps.	725,009

(1)	Includes primarily income for transmission rights and advertising.
(2)	Includes sales of magazines.

Annex 1B-13

(3)	Account receivable for the sale of shares of AutoRent Acuario, S.A. de C.V., in September 20223.
(4)	Includes primarily cost of services, such as: property and equipment rental, administrative services, and advertising exchanges.
(5)	Management services for operational and administrative personnel.
(6)	Royalties for use of trademarks.
(7)	Account payable for the acquisition of Teatro de los Insurgentes, S.A. of C.V.

All significant account balances included in amounts receivable or payable with related parties bear interest, for the nine months ended September 30, 2023 and the year ended December 31, 2022, with average interest rates of 12.64% and 10.62%, respectively. Advances and receivables are short-term in nature; however, these accounts do not have specific due dates.

11.	Other Income or Expense, Net

Other (expense) income for the nine months ended September 30, 2023 and 2022, and the year ended December 31, 2022, is analyzed as follows:

	Nine months ended September 30				Year ended December 31,
	2023		2022		2022
Loss on disposition of Editorial Televisa Chile	Ps.	—	Ps.	(8,175)	Ps.	(8,175)
Legal and financial advisory and professional services		(20,066)		(16,837)		(31,234)
Donations		—		—		(1,004)
Gain on disposition of property and equipment		5,813		5,322		5,854
Third party share in a joint operation		157		(7,377)		(7,175)
Employees’ profit sharing		(10,716)		(1,965)		(16,016)
Tax surcharges		1,447		467		4,636
Dismissal severance expense		—		—		(10,721)
Cancellation of contingent liabilities		—		—		297,055
Other		32,738		16,315		7,486
	Ps.	9,373	Ps.	(12,250)	Ps.	240,706

12.	Finance Income, Net

Finance (expense) income for the nine months ended September 30, 2023 and 2022, and the year ended December 31, 2022, included:

	Nine months ended September 30				Year ended December 31,
	2023		2022		2022
Interest expense	Ps.	(108,119)	Ps.	(102,104)	Ps.	(139,575)
Foreign exchange loss, net		(67,181)		(3,633)		(40,410)
Finance expense		(175,300)		(105,737)		(179,985)
Interest income		262,110		167,347		256,706
Finance income		262,110		167,347		256,706
Finance income, net	Ps.	86,810	Ps.	61,610	Ps.	76,721

13.	Income Taxes

Income taxes in the interim periods are accrued using the estimated income tax rate that would be applicable to expected total annual earnings. As of September 30, 2023, and 2022, the estimated effective income tax rate for the years ending December 31, 2023 and 2022 was 29.6% and (6.0)%, respectively.

14.	Segment Information

Reportable segments are those that are based on the Group’s method of internal reporting.

The Group is organized on the basis of services and products. The Group’s segments are strategic business units that offer different entertainment services and products. Reportable segments were as follows:

Soccer

Soccer segment includes the domestic operations in sports, show business promotion and soccer teams.

Annex 1B-14

Gaming

Gaming segment includes 18 locations across the country with over six thousand electronic gaming machines and new online options, the most modern bingo games, as well as the widest offer of sports betting in Mexico.

Publishing and Distribution

Publishing and distribution segment includes the sale of Spanish-language magazine publications, magazine subscriptions, and advertising revenue, as well as the distribution of publications in Mexico.

The table below presents information by segment and a reconciliation to consolidated total for the nine months ended September 30, 2023 and 2022, and for the year ended December 31, 2022:

	Total Revenues(1)		Consolidated Revenues		Segment Income
Nine months ended September 30, 2023:
Soccer	Ps.	1,903,994	Ps.	1,903,994	Ps.	215,808
Gaming		2,223,764		2,223,764		588,784
Publishing and Distribution		364,412		364,412		927
Segment totals		4,492,170		4,492,170		805,519
Depreciation and amortization		—		—		(300,241)
Consolidated revenues and operating income before other income		4,492,170		4,492,170		505,278
Other income, net		—		—		9,373
Consolidated revenues and operating income	Ps.	4,492,170	Ps.	4,492,170	Ps.	514,651

	Total Revenues(1)		Consolidated Revenues		Segment Income
Nine months ended September 30, 2022:
Soccer	Ps.	1,881,016	Ps.	1,881,016	Ps.	111,972
Gaming		1,822,124		1,822,124		446,099
Publishing and Distribution		499,243		499,243		(4,393)
Segment totals		4,202,383		4,202,383		553,678
Depreciation and amortization		—		—		(317,313)
Consolidated revenues and operating income before other expense		4,202,383		4,202,383		236,365
Other expense, net		—		—		(12,250)
Consolidated revenues and operating income	Ps.	4,202,383	Ps.	4,202,383	Ps.	224,115

	Total Revenues(1)		Consolidated Revenues		Segment Income
For the year ended December 31, 2022:
Soccer	Ps.	2,501,785	Ps.	2,501,785	Ps.	122,726
Gaming		2,496,605		2,496,605		631,037
Publishing and Distribution		688,405		688,405		8,782
Segment totals		5,686,795		5,686,795		762,545
Depreciation and amortization		—		—		(416,758)
Consolidated revenues and operating income before other income		5,686,795		5,686,795		345,787
Other income, net		—		—		240,706
Consolidated revenues and operating income	Ps.	5,686,795	Ps.	5,686,795	Ps.	586,493

(1)  In the nine months ended September 30, 2023 and 2022 and the year ended December 31, 2022, there was no intersegment revenues in the Group’s three operating segments.

Disaggregation of Total Revenues

The table below present total revenues for each reportable segment disaggregated by major service/product lines and primary geographical market, for the nine months ended September 30, 2023 and 2022, and the year ended December, 2022:

Annex 1B-15

	Domestic		Export		Total
Nine months ended September 30, 2023:

Soccer, Sports, and Show Business Promotion	Ps.	1,783,422	Ps.	120,572	Ps.	1,903,994
Gaming		2,223,764		—		2,223,764
Publishing – Magazines		120,211		—		120,211
Publishing – Advertising		55,501		—		55,501
Publishing Distribution		188,700		—		188,700
Segment totals		4,371,598		120,572		4,492,170
Intersegment eliminations		—		—		—
Consolidated total revenues	Ps.	4,371,598	Ps.	120,572	Ps.	4,492,170

	Domestic		Export		Total
Nine months ended September 30, 2022:

Soccer, Sports, and Show Business Promotion	Ps.	1,693,268	Ps.	187,748	Ps.	1,881,016
Gaming		1,822,124		—		1,822,124
Publishing – Magazines		218,398		—		218,398
Publishing – Advertising		84,867		—		84,867
Publishing Distribution		195,978		—		195,978
Segment totals		4,014,635		187,748		4,202,383
Intersegment eliminations		—		—		—
Consolidated total revenues	Ps.	4,014,635	Ps.	187,748	Ps.	4,202,383

	Domestic		Export		Total
Year ended December 31, 2022:

Soccer, Sports, and Show Business Promotion	Ps.	2,193,591	Ps.	308,194	Ps.	2,501,785
Gaming		2,496,605		—		2,496,605
Publishing – Magazines		275,755		—		275,755
Publishing – Advertising		152,820		—		152,820
Publishing Distribution		259,830		—		259,830
Segment totals		5,378,601		308,194		5,686,795
Intersegment eliminations		—		—		—
Consolidated total revenues	Ps.	5,378,601	Ps.	308,194	Ps.	5,686,795

15.	Contingencies

During May 2005 the Secretaría de Gobernación, or Mexican Ministry of the Interior through the Dirección General Adjunta de Juegos y Sorteos (DGAJyS), granted a Gaming Permit to Apuestas Internacionales, S.A. de C.V., for the installation and operation of online sports betting site or Remote Betting Centers (CAR), installation of casinos (Play City) and realization of numbers draws and the development of numbers draws and crossing of bets through electronic terminals used as points of sale. This permit has an expiration date of 2030 and is subject to renewal in accordance with the legal disposition in Mexico.

On June 1, 2016, the tax authority initiated a tax audit to Group’s entity, with the purpose of verifying compliance with tax provisions for the period from January 1 to December 31, 2014, regarding federal taxes as direct subject, as well as withholder. On April 24, 2017, the authorities informed the facts and omissions detected during the development of the verification process, that could entail a default on the payment of the abovementioned taxes. On May 30, 2017, by a document submitted before the authorities, the Company asserted arguments and offered evidence to undermine the facts and omissions included in the authority’s last partial record. On June 21, 2019, such entity was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.1,334 million, essentially related to IEPS (Impuesto Especial sobre Producción y Servicios or Excise Tax); on August 16, 2019, an administrative proceeding (recurso de revocación) was filed before the Legal area of the Tax Authorities. On January 7, 2021, the resolution to the administrative proceeding was notified, in which the appealed resolution was confirmed. On February 19, 2021 a claim (juicio de nulidad) against the resolution issued in the referred administrative proceeding was filed in the Second Regional Court of Puebla of the Federal Court of Administrative Justice (Tribunal Federal de Justicia Administrativa), which is still pending of resolution. As of the date of this report, there are no elements to determine if the outcome would be adverse to the Company’s interests.

Annex 1B-16

On June 19, 2020, the tax authority initiated a tax audit of an indirect subsidiary of the Group. The purpose of the tax audit was to verify compliance with tax provisions for the period from January 1 to December 31, 2014, regarding federal taxes as direct subject, as well as its withholding of income tax and value added tax. On August 9, 2022, the authorities informed the subsidiary of the facts and omissions detected during the development of the verification process, that could entail a default on the payment of the abovementioned taxes. On December 8, 2022, such entity was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.575 million, for income tax of the abovementioned fiscal year. On January 31, 2023, an administrative proceeding (recurso de revocación) was filed before the Legal department of the Tax Authority against such tax liability, which is in process of being resolved. As of the date these financial statements, the Company has not determined whether the outcome would be adverse to the Group’s interests.

According to the Income Tax Law, companies that carry out operations with related parties, residents in the country or abroad, are subject to tax limitations and obligations, regarding the determination of the agreed prices, which must be comparable to the used with or between independent parties in comparable transactions.

In the event that the tax authorities review the prices and consider that the determined amounts deviate from the assumption provided for in the Law, they could require, in addition to the collection of tax and corresponding accessories (surcharges and inflation adjustments), penalties on the omitted contributions, which they could be up to 100% of their amount.

The companies of the Group can be reviewed by the tax authorities as established by the tax laws. Derived from these reviews, there may be discrepancies due to the reviewers’ assessments. This contingency, in some cases, ends when forceful clarifications are made to the satisfaction of the reviewing authority. Among other cases, legal actions can be filed when any of the Group companies does not substantiate agree with some of the assessments of this authority.

16.	Impact of COVID-19

The COVID-19 pandemic had a negative effect in the Group´s business, financial position, and results of operations for the year ended December 31, 2022.

An increase in infection rates or the effect of new COVID-19 variants, or the emergence of a new pandemic, could trigger a renewal of governmental restrictions on non-essential activities, including but not limited to temporary shutdowns or additional guideline, which could be expensive or burdensome to implement, and which may affect the Group´s operations.

Due to the evolving and uncertain nature of a pandemic such as COVID-19, the Company´s management is not able to estimate the full extent of the impact that an event of this nature may have in the Group´s businesses, financial position and results of operations over the near, medium or long-term.

17.	Events after the reporting period.

Regulations of the Federal Law on Gaming and Draws (Ley Federal de Juegos y Sorteos)

On November 16, 2023, the President of Mexico issued a decree (“Decree”) published in the Diario Oficial de la Federación or Official Gazette (“DOF”) amending and adding several provisions to the Reglamento de la Ley Federal de Juegos y Sorteos, or Gaming Regulations. The Decree came into force the day after its publication in the DOF.

The Decree prohibits the operation of slot machines. Permits for the operation of slot machines granted before the entry into force of the Decree will remain valid in their terms.

Additionally, the Decree establishes that permits will have a minimum term of one year and a maximum term of fifteen years, counted from the publication of the Decree in the DOF. Previously, permits had a maximum term of twenty-five years. However, the Decree specifies that all existing permits currently in operation will remain valid during their current validity, considering the new maximum term of fifteen years, and without any extension.

On December 14, 2023, the Group’s management challenged this Decree through an amparo lawsuit against the new provisions. On January 16, 2024, the Group obtained the provisional suspension of the Decree so that the new provisions are not applied while the amparo trial is resolved.

Annex 1B-17

The Group’s management continues evaluating the modifications to Gaming Regulations contained in the Decree, to determine whether these could have any effect on the operations, results of operations, and financial position of its Gaming segment.

Acquisition of Teatro de los Insurgentes

On December 18, 2023, Telestar de Occidente, S.A. de C.V., acquired control of the operations of Teatro de los Insurgentes, S.A. from a subsidiary of Grupo Televisa, whose main activity is the leasing of a theater in Mexico City. The acquisition price of the net assets of this company amounted to Ps.339,973, which included a property with an appraisal value of Ps.338,680.

The Group’s unaudited pro forma condensed consolidated financial statements as of September 30, 2023 and December 31, 2022, and for the nine months ended September 30, 2023 and 2022, and the year ended December 31, 2022, include proforma adjustments to recognize the assets, liabilities, and results of operations of Teatro de los Insurgentes, S.A. of C.V. on those dates and for those periods, as if the acquisition of this company had been carried out on January 1, 2022 (see Notes 1 and 3).

Advance Payment for a Flight Equipment

On December 22, 2023, Club de Fútbol América, S.A. of C.V. (“Club de Fútbol América”) entered into an agreement to acquire a flight equipment owned by Desarrollo Milaz, S.A. of C.V. (“Desarrollo Milaz”), an indirect subsidiary of Grupo Televisa, for an aggregate amount of U.S.$22.0 million (Ps.374,183). The acquisition is primarily subject to related regulatory approvals, and the Group’s management estimates this transaction will be concluded in the first quarter of 2024. On December 22, 2023, Club de Fútbol América paid Desarrollo Milaz a cash amount of Ps.374,183 as an advance payment for the acquisition of this flight equipment.

Annex 1B-18

ANNEX 2

LEGAL OPINION

[CONVENIENCE TRANSLATION – FOR INFORMATIONAL PURPOSES ONLY]

Mexico City, February 7th, 2024

Mexican National Banking and Securities Commission

Vice-presidency of Stock Market Supervision

General Director of Issuers

Av. Insurgentes Sur 1971, Torre Norte, Floor 7

Col. Guadalupe Inn

01020, Mexico City, Mexico

Addressed to:	C.P. Leonardo Molina Vázquez General Director of Issuers

We make reference to the application filed by Grupo Televisa, S.A.B. (“Grupo Televisa”) with the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores; the “CNBV”) and ratified by Ollamani, S.A.B. (“Ollamani”) with respect (i) the authorization for the registration before the National Securities Registry (Registro Nacional de Valores; “RNV”) of all the shares representing the capital stock of Ollamani without means of a public offering, a corporation incorporated as a result of the partial spin-off of Grupo Televisa that transferred in block certain assets, liabilities and capital to Ollamani (the “Spin-Off”), approved by the general extraordinary shareholders’ meeting of Grupo Televisa dated April 26, 2023, as well as the registration of the ordinary participation certificates (certificados de participación ordinarios; “CPOs”) to be issued by Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo (the “Trustee”), based on the shares representing the capital stock of Ollamani; and (ii) the authorization for the distribution and disclosure of the notice for informational purposes (aviso con fines informativos) and the information statement (folleto informativo) for the registration of the shares of Ollamani and the CPOs of the Trustee in the RNV, without means of a public offering (the “Request”).

In connection with the application, Ollamani has requested my opinion as external counsel, and in such capacity, I have reviewed the legal documentation and information of Grupo Televisa and Ollamani set forth below and have held meetings with officers of Grupo Televisa and Ollamani in order to render an opinion with respect to such documentation and information, in accordance with section IV of Article 85 and section II of Article 87 of the Securities Market Law (Ley del Mercado de Valores) (the “LMV”), and section I, paragraph (h) of Article 2 of the General Rules Applicable to Issuers of Securities and Other Securities Market Participants (Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a otros Participantes del Mercado de Valores; the “Rules”) issued by the CNBV.

Annex 2-1

For the purposes of this opinion, we have reviewed the following documents:

a)	Regarding the proper incorporation and existence of Grupo Televisa as a public corporation (sociedad anónima bursátil):

(i)	Incorporation. Public deed number 30,200, dated December 19, 1990, executed before Mr. Francisco Javier Mondragón Alarcón, notary public number 73 of the Federal District (now Mexico City), whose first testimony was recorded in the Public Registry of Commerce of the Federal District (Registro Público de Comercio del Distrito Federal) under mercantile folio number 142,164, on February 20, 1991, by means of which Grupo Televisa was incorporated.

(ii)	Adoption of Modality as Public Corporation. Public deed number 61,321, dated January 30, 2007, executed before Mr. Rafael Manuel Oliveros Lara, notary public number 45 of the Federal District, whose first testimony was registered in the Public Registry of Commerce of the Federal District under mercantile folio number 142,164, by means of which the minutes of the extraordinary and ordinary general shareholders’ meeting of Grupo Televisa dated December 21, 2006 were notarized, whereby it was resolved, among others, to adopt the modality of a public corporation, in accordance with the requirements established by the LMV.

b)	Regarding the incorporation and legal existence of Ollamani as a public corporation:

(i)	Incorporation. Public deed number 86,169, dated January 31, 2024, executed before Mr. Francisco Javier Gerardo Oliveros Lara, Notary Public number 75 of Mexico City, acting as alternate and in the protocol of Mr. Rafael Manuel Oliveros Lara, Notary Public number 45 of Mexico City, whose first testimony was registered in the Public Registry of Commerce of the Federal District under mercantile folio number 2024008076, on February 2, 2024, in which the incorporation of Ollamani under the name Ollamani, S.A.B. (the “Articles of Incorporation”) is recorded.

c)	With respect to the validity and enforceability of the Trust Agreement:

(i)	The irrevocable management and issuance trust agreement number 80785 dated February 7, 2024, executed between the Trustee, CIBanco, S.A., Institución de Banca Múltiple, in its capacity as common representative (the “Common Representative”), and Ollamani as settlor, by means of which the CPOs were issued based on the shares contributed to the Trust to be traded on the Mexican Securities Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.; “BMV”) (the “Trust” or the “Trust Agreement”).

Annex 2-2

d)	Regarding the validity of the resolutions of the competent corporate governance vehicles of Grupo Televisa, which approved the partial spin-off of Grupo Televisa and the incorporation of Ollamani:

(i)	Public deed number 85,255 dated June 23, 2023, executed before Mr. Rafael Manuel Oliveros Lara, notary public number 45 of Mexico City, which contains the most recent compilation of the bylaws of Grupo Televisa.

(ii)	Public deed number 85,237 dated June 16, 2023, executed before Mr. Rafael Manuel Oliveros Lara, notary public number 45 of Mexico City whose first testimony was registered in the Public Registry of Commerce of the Federal District under mercantile folio number 142165-1, on June 23, 2023, by which the minutes of the extraordinary general shareholders’ meeting of Grupo Televisa, held on April 26, 2023 (the “Spin-Off Meeting”) were notarized, at which it was resolved to approve, among others, the spin-off by Grupo Televisa of Ollamani and, accordingly, the transfer, in block, of certain assets, liabilities and capital to the spun-off company of Grupo Televisa named Ollamani, S.A.B., and the registration of the shares representing its capital stock and the CPOs issued based on such shares, pursuant to an assistance quorum of 99.9993% (ninety-nine point nine thousand nine hundred ninety-three percent) of the outstanding shares and approved by the unanimous vote of those present.

(iii)	Certification dated February 2, 2024, in which the secretary non-member of the Board of Directors of Grupo Televisa certifies the corporate name of the corporations that Grupo Televisa will contribute in block to Ollamani (the “GTV Certification”).

e)	Regarding the compliance of Ollamani’s bylaws with the provisions of the LMV and the Rules:

(i)	Ollamani’s bylaws contained in its Articles of Incorporation (the “Bylaws”).

Annex 2-3

f)	Regarding the validity of the shares and their enforceability against Ollamani, as well as the powers-of-attorney of the signatories:

(i)	The draft of the certificate that will represent the Series “A” shares of Ollamani (the “Certificate A”), to be deposited with S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. (“Indeval”).

(ii)	The draft of the certificate that will represent the Series “B” shares of Ollamani (the “Certificate B”), to be deposited with Indeval.

(iii)	The draft of the certificate that will represent the Series “D” shares of Ollamani (the “Certificate D”), to be deposited with Indeval.

(iv)	The draft of the certificate that will represent the Series “L” shares of Ollamani (the “Certificate L”, and together with Certificate A, Certificate B and Certificate D, the “Share Certificates”), to be deposited with Indeval.

(v)	The Articles of Incorporation containing, in the transitory articles, the appointment of the following proprietary members of Ollamani’s Board of Directors: Emilio Fernando Azcárraga Jean, Joaquin Balcarcel Santa Cruz, José Antonio García González, Sergio Arroyo Arreola, Felix Carlos Aguirre Gil, Hector Gonzalez Iñarritu, Salvi Rafel Folch Viadero, Ferran Soriano Compte, and Adolfo Babatz Torres.

g)	Regarding the validity of the CPOs and their enforceability against the Trustee, as well as the powers-of-attorney of the signatories:

(i)	The Trust as described in section c) (i) above.

(ii)	The draft of the certificate that will represent the CPOs issued by the Trustee, to be deposited with Indeval (the “CPO Certificate”, and together with the Share Certificates, the “Certificates”).

(iii)	Authenticated copy of the unanimous resolutions adopted by the technical committee of the Trust, dated February 7, 2024, approving, among other matters, to instruct the Trustee to carry out the issuance of the CPOs (the “Technical Committee Resolutions”).

(iv)	The draft of the public deed in which the issuance deed (acta de emisión) of the CPOs will be recorded.

(v)	Public deed number 149,959, dated April 3, 2019, executed before Mr. Ignacio Soto Borja y Anda, notary public number 129 of Mexico City, whose first testimony was registered in the Public Registry of Commerce of Mexico City under mercantile folio number 1275*, dated May 29, 2019, which contains the appointment of Julieta Ugalde Ceja as trustee delegate of the Trustee (the “General Trustee Delegate”).

Annex 2-4

(vi)	Public deed number 190,443, dated May 31, 2023, executed before Amando Mastachi Aguario, notary public number 121 of Mexico City, whose first testimony was registered in the Public Registry of Commerce of Mexico City under the mercantile folio number 384235-1, dated July 12, 2023, in which the powers to subscribe negotiable instruments granted by the Common Representative in favor of the following persons are recorded: Salvador Arroyo Rodríguez, Mario Alberto Maciel Castro, Roberto Pérez Estrada, Fernando José Royo Diaz Rivera, Gustavo Adolfo Flores Revilla, Fernando Rafael García Cuellar, Daniel Martín Tapia Alonso, Carlos Mauricio Ramirez Rodríguez, Raúl Morelos Meza, Oscar Manuel Herrejón Caballero, Jesús Hevello Villegas Velderrain, Esteban Sadurni Fernandez, Ana María Castro Velázquez, Fernando Uriel López de Jesús, Luis Felipe Mendoza Cardenas, Ricardo Antonio Rangel Fernández Macgregor, Juan Pablo Baigts Lastiri, Norma Serrano Ruiz, Cristina Reus Medina, Patricia Flores Milchorena, Mónica Jiménez Labora Sarabia, Rosa Adriana Pérez Quesnel, Gerardo Andrés Sainz González, Alonso Rojas Dingler, Carlos Flores Salinas and Luis Alberto Pérez González, as signature “A” attorneys-in-fact (the “Signature A Attorneys-in-Fact”); and Alberto Méndez Davidson, Gerardo Ibarrola Samaniego, Javier Cortés Hernández, Rodolfo Isaías Osuna Escobedo, Itzel Crisóstomo Guzmán, Andrea Escajadillo del Castillo, Inés Rebeca Ruiz Ramírez, Jaime Gerardo Ríos García, Alfredo Basurto Dorantes, María Monserrat Uriarte Carlin, Marco Ariel Álvarez Reyes, Raúl Francisco Barrera Sotelo, Adán Alejandro Salazar Sánchez, Sergio Guevara Sandoval, José Ignacio Valle Goenaga, Pablo Herrera Lasso Jiménez, Joanna Alitzel Jinich Tovar, Josu Moreras Santisteban and Alejandra Gutiérrez Medal, as signature “B” attorneys-in-fact (the “Signature B Attorneys-in-Fact” and, together with the Signature A Trustee Delegates, the “Attorneys-in-Fact of the Common Representative”).

Considering the foregoing, I hereby state to the CNBV that to the best of my knowledge and belief:

1.	The Trustee, Grupo Televisa and Ollamani are duly incorporated and exist under the laws of the United Mexican States.

Annex 2-5

2.	Ollamani validly adopted the regime of a public corporation and its bylaws allow it to register the shares representing its capital stock in the RNV.

3.	Ollamani is authorized to act as settlor of the Trust by means of which the CPOs will be issued, as well as to validly transfer the shares representing its capital stock to the Trust’s estate in accordance with the terms set forth in the Trust.

4.	The Trust constitutes a valid and binding agreement, enforceable against the parties thereto, and the Trusts’ estate has been constituted and exists.

5.	Ollamani’s current bylaws comply with all the requirements of the LMV and the Rules.

6.	The resolutions adopted at the Spin-Off Meeting were validly adopted in compliance with the current bylaws of Grupo Televisa and the applicable legal provisions and therefore are valid and enforceable in accordance with their terms.

7.	The resolutions adopted in the Technical Committee Resolutions were validly adopted in compliance with the terms of the Trust and the applicable legal provisions and therefore are valid and enforceable in accordance with their terms.

8.	The GTV Certification has been validly issued.

9.	Once the Certificates that will represent the shares representing the capital stock of Ollamani and the CPOs of the Trustee have been subscribed and registered in the RNV, they will have been validly issued and will be enforceable against Ollamani and the Trustee in accordance with the provisions of the Spin-Off Meeting, the Bylaws, the General Law of Securities and Credit Transactions (Ley General de Títulos y Operaciones de Crédito) and the LMV for documents of their kind.

10.	Any two of the members of the Board of Directors, mentioned in section f), item (v) above, are duly authorized in accordance with Ollamani’s bylaws to subscribe the share certificates representing the shares that will be registered in the RNV.

11.	The General Trustee Delegate is duly authorized to execute, individually, on behalf of the Trustee, the CPOs and the Trust.

Annex 2-6

12.	The Attorneys-in-Fact of the Common Representative are duly authorized to execute jointly, by two Signature A Attorneys-in-Fact, or one Signature A Attorney-in-Fact jointly with one Signature B Attorney-in-Fact, on behalf of the Common Representative, the CPOs Certificate.

I have reached the opinions expressed above based on documents and certifications provided to me by Grupo Televisa, the Trustee and Ollamani, and having analyzed them in accordance with the principles of my legal profession applicable to the case.

This opinion is issued solely for purposes of the provisions of section II of Article 87 of the Securities Market Law (Ley del Mercado de Valores), and no person should use it as a basis for an investment decision or as a recommendation to invest in the securities to which it relates. Furthermore, this opinion shall not be quoted or reproduced without my prior written consent. However, I am aware and agree that this opinion will be made available on the information center of the BMV.

The opinion expressed above is rendered as of the date hereof and, therefore, is conditioned and/or subject to possible modifications due to amendments in the applicable laws, general provisions, and other legal provisions, as well as in the conditions and circumstances of the acts referred to herein, in addition to the passage of time and other similar situations. I express no opinion as to any matters arising after the date hereof, and I assume no responsibility or obligation to inform you or any other person of any changes in the foregoing opinions resulting from matters, circumstances or events that may arise in the future or that may be brought to my attention subsequent to the date hereof.

Sincerely,

Mijares, Angoitia, Cortés y Fuentes, S.C.

Francisco José Glennie Quiros

Partner

Annex 2-7

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2024

Grupo Televisa, S.A.B.

By:	/s/Luis Alejandro Bustos Olivares
Name: Luis Alejandro Bustos Olivares
Title: Legal Vice President and General Counsel